
10012497

The Estée Lauder Companies Inc. annual report 2010

CONTENTS


SEC MAIL
RECEIVED
PROCESSING
OCT 04 2010
WASH. D.C.
193
SECTION



WILLIAM P. LAUDER

"Guided by the values upon which our Company was founded and our long-term corporate strategy, we met the challenges of the still-turbulent economy by generating some of our best results in years."

EXECUTIVE CHAIRMAN'S LETTER

Dear Fellow Stockholders:

Fiscal 2010 was a tremendous year for The Estée Lauder Companies. Guided by the values upon which our Company was founded and our long-term corporate strategy, we met the challenges of the still-turbulent economy by generating some of our best results in years. Through the invaluable contributions of our outstanding employees and the leadership of our new President and Chief Executive Officer, Fabrizio Freda, I am proud to report that we gained share in many important countries and channels and achieved strong sales and profits. Importantly, we achieved these goals while exercising prudent financial decision-making and managing costs.

We began fiscal 2010 with the launch of the Estée Lauder brand's upgraded Advanced Night Repair, which turned out to be the largest and most successful global launch in our history. Simultaneously, we implemented an ambitious, yet cautious, plan to reflect the prevailing economic conditions. Through careful planning and dedicated efforts, we eliminated more than $350 million of costs. This enabled us to focus our resources on our most promising global opportunities and deliver strong profits and operating cash flow. We also moved forward with restructuring and resizing our organization, changing how we operate to be a more efficient company.

In my new role as Executive Chairman, I have had the privilege of traveling around the world to participate in important industry-wide conversations—from trade relations and regulatory affairs to marketing and communications. In the face of potential changes to the laws governing how we and other branded companies do business, I went to Europe to speak with lawmakers and the media to explain the importance of maintaining the laws allowing for selective distribution of luxury products both online and in retail establishments. Along with other leaders across our industry, I was able to contribute to the efforts to preserve not only our business but our industry's heritage of providing the best products and experiences that have, for decades, distinguished us from our mass competition. I truly believe it is the responsibility of each of us in a position of leadership to become more intimately involved in supporting those objectives and investment priorities that are most relevant to our business, and I was honored to play my part on behalf of our Company.

In March, I joined my cousin Jane Lauder, Global President and General Manager of our Origins and Ojon brands and a member of The Estée Lauder Companies' Board of Directors, at the launch of Origins in China, one of our most strategic markets. This was a particularly significant event for the brand and a milestone for our Company as we continue to expand our business in China. As one of the brand's original founders, I am proud to report that, as our ninth brand to join our China portfolio, Origins is showing notable promise.

"I believe that the success of a company depends on contributions at every level."

As the head of our management's Investment Development Committee, I had the opportunity to help guide the recent acquisition of Smashbox Cosmetics. One of our strengths is our ability to identify brands with unique positioning and nurture those brands to accelerate their momentum and realize their full growth potential. We share strong cultural and strategic synergies with Smashbox and I have great confidence that, over time, it will be an excellent addition to our world-class portfolio of brands.

I believe that the success of a company depends on contributions at every level. In addition to extending my sincerest appreciation to all of our employees who worked especially hard in fiscal 2010, I would like to thank our exceptional senior management teams for steering the Company so ably during a time of great change, both internally and externally. I am indebted to the Board for its excellent advice and guidance and would particularly like to thank my father, Leonard Lauder, who in his new role as Chairman Emeritus continued to impart his passion, knowledge and wisdom. In addition, I want to express my gratitude to our consumers for their continued enthusiasm for our products, our retailers who help express our brands' philosophies and our stockholders for their support of our Company.

I admire our Company's ongoing commitment to continue advancing our long-standing pledge of corporate responsibility to make our workforce, our consumers and our investors proud. I am appreciative of the many efforts of our brands and employees that help us, as a company, become a more responsible global citizen.

Though I am cautiously optimistic that worldwide economies will begin to improve, I am confident that we are positioning our Company for long-term sustainable, profitable growth. We have a diverse portfolio of world-class brands, enormous geographic reach, a long history of entrepreneurship and innovation, and a solid financial foundation. I am honored to be a part of shaping our vision as the leader in global prestige beauty.

Sincerely,



William P. Lauder
Executive Chairman



FABRIZIO FREDA

"Our successes in fiscal 2010 are a testament to the strength of The Estée Lauder Companies, the loyalty of our valued consumers and the dedication of our employees across the globe."

PRESIDENT AND CHIEF EXECUTIVE OFFICER'S LETTER

Dear Fellow Stockholders:

Our successes in fiscal 2010 are a testament to the strength of The Estée Lauder Companies, the loyalty of our valued consumers and the dedication of our employees across the globe. Despite one of the worst economic periods in decades, our performance was strong in so many respects. Many of our financial metrics surpassed historical measures and we made great progress in evolving our organization to better meet the changing landscape of the global beauty industry.

We began the year with the successful launch of our four-year strategy and have made excellent headway, as demonstrated by our financial results. We made great strides in evolving our organization, expanding our geographic presence, investing in our global capabilities and growing share profitably in many of our largest, image-building markets. We accelerated growth in many emerging markets, particularly China and Russia, and listened closely to our most discerning consumers. We exercised greater financial discipline, cut costs and focused our resources on our biggest and brightest opportunities. As a result, we achieved:

- overall net sales growth of 6%
- record gross margin of 76.5%
- record cash flow from operations of $957 million
- a reduction in stock keeping units (SKUs) of 10%, which helped drive down obsolescence by nearly 25%

This was a tremendous year for launching breakthrough products, services and concepts. To name a few, Clinique's Even Better Clinical Dark Spot Corrector and Estée Lauder's upgraded Advanced Night Repair experienced extraordinary success around the world. At the same time, we demonstrated outstanding innovation with La Mer's Regenerating Serum, as well as in fragrance with pureDKNY. M·A·C's new Viva Glam "From Our Lips" campaign featuring Lady Gaga and Cyndi Lauper was the most successful campaign in the 16-year history of the M·A·C AIDS Fund, and the successful launch of Aveda's new mobile e-commerce site is one of many examples of how we are connecting with consumers by expanding our digital capabilities.

The Company also set out to improve our underperforming brands in an effort to boost overall profitability. We took many steps to address different issues and, as a group, these brands turned around sharply.

We made the difficult, but strategically necessary decision to discontinue the wholesale distribution of Prescriptives. As a testament to the team overseeing the plans and our retailers, we closed that business at less cost than anticipated and adapted some of its best-selling products to our other brands. Through social media efforts we also found that there is a very determined and passionate group of women that love the brand. And by listening, we have decided to continue offering Prescriptives' top-selling products online.

Additionally, our Aramis and Designer Fragrances division showed great improvement. Its significant turnaround was driven by fewer, more impactful launches, improving its mix of business and distribution, tightening inventory and numerous savings in cost of goods. We will continue working on improving the profitability of certain smaller brands, which have made good initial progress.

In essence, we have reorganized our Company and changed many of our processes to grow and sustain our leadership position in global prestige beauty. We will remain focused on our goals and build on the significant progress we've made as we continue to prioritize four key initiatives:

Creativity and Innovation: Creativity will drive our success today, tomorrow and in the future. However, to realize the fullest potential of our innovation, we must connect it to our consumers worldwide, allowing them to be our inspiration. By using more in-depth consumer insights to ignite our intuition, we can focus our talents on the greatest opportunities and produce even greater breakthrough products and solutions.

High-Touch: We will apply our High-Touch service model to promote total value that goes beyond price or technology in new and dynamic ways across various channels. Our personalized information and education is a powerful asset and a point of differentiation from mass competitors, particularly in stores.

Local Relevance: Being a truly global company means delivering the best experience, products and services everywhere in the world. To make that possible we reorganized to better serve our global consumers. We created a Corporate Marketing Center of Excellence to help give our brands greater local consumer insights which we will use to create more targeted products and services.

Enhancing Digital Capabilities: Communicating with consumers is changing as rapidly as the technology which enables it. Today, communities are no longer defined by proximity to others. Conversations happen 24/7 across a variety of platforms and geographies and consumers have become the voices of our brands. We are strengthening our skills so that we lead not only in traditional e-commerce but across all forms of social and digital media to better understand, engage and serve our consumers.

We made fantastic progress in the first year of our four-year strategic journey and have built a solid foundation. Our early successes reinforce our vision and give us the confidence that by building on our unique strengths and executing our strategy with excellence, we will become an even stronger competitor across the entire beauty landscape.

In closing, I want to thank our more than 31,000 employees across the globe for their extraordinary efforts and their unwavering commitment to our organization. I also want to thank William Lauder for his tremendous support, partnership and guidance. Additionally, I thank Leonard Lauder and the entire Lauder family for entrusting me with the privilege to lead this great Company. I am also extremely appreciative to our Board of Directors, my leadership team and our retailers and consumers for their support of our brands and to you, our valued stockholders.

We are proud of our many accomplishments in the first year of our strategic plan, but know that much work still lies ahead. As we embark on the next phase of our growth we will hold onto our core family values, historical strengths, creativity and entrepreneurial spirit that are ingrained in our heritage and culture. I look forward to evolving our journey in the years to come.

Sincerely,



Fabrizio Freda

President and Chief Executive Officer

THE YEAR IN REVIEW

FISCAL 2010 WAS AN EXCELLENT YEAR FOR THE ESTĒE LAUDER COMPANIES.

We made significant progress in advancing our strategic initiatives, delivering strong financial results and gaining share against prestige competitors in every region. We improved alignment throughout the organization and made great headway toward becoming a better integrated, global Company with a common strategic focus. The successes of the past year confirm that our strategy is strong and that by continuing to follow its principles we are poised to sustain and grow our leadership in global prestige beauty.

As a key part of our strategy, we strengthened and streamlined our organization in phases by redesigning brand clusters, improving regional capabilities, designating and enhancing multi-functional leadership teams and clarifying processes, roles and decision rights. The result? An organization that is more informed, more agile and has a greater ability to adapt to, and win in, a changing beauty landscape.

Clinique's Even Better Clinical Dark Spot Corrector is the first beauty product in department stores whose results rival a prescription-strength product for addressing uneven skin tone.

RIGHT: Clinique Even Better Clinical Dark Spot Corrector.


CLINIQUE
even better
clinical
dark spot
corrector




Bumble and bumble.




M·A·C
ENTER
モバイルショップ

a changing landscape

WE ARE WORKING HARDER THAN EVER TO UNDERSTAND OUR CONSUMERS AND BUILD EVEN STRONGER RELATIONSHIPS.

The global prestige beauty industry is becoming more complex and competitive every day. However, it continues to be an industry which has built some of the world's most beloved and best-known brands and which, we believe, continues to show enormous foundational strength. While the world's economies remain delicate, we believe that as the industry continues to grow, The Estée Lauder Companies will be at the forefront. In fact, we have already begun to deliver on this vision. This past year, we grew more than one percent ahead of global prestige beauty, a trend we will strive to continue in the years to come.

Although consumer spending may be down in many parts of the world, there is great passion for our products, inherent consumer demand and growing consumer wealth. In fact, the demographics driving our business are strong and getting stronger. Research shows that by 2015, global women's purchasing power is expected to increase by $5 trillion and beauty is the category these consumers are most likely to spend money on after food and clothing. En route to capturing a greater share of this tremendous opportunity, we are working harder than ever to better understand our consumers and build even stronger and more loyal relationships. How are we doing this? By listening and learning.

TOP: Bumble and bumble The Bb.StylingBar and Shop at Bloomingdale's 59th Street, New York City.
BOTTOM LEFT: Aveda Super Natural collection.
BOTTOM RIGHT: M·A·C's Japan mobile e-commerce site.

One example of how we have utilized deeper consumer insights to distinguish our products and services was the launch of Clinique's Even Better Clinical Dark Spot Corrector. In preparation for the creation of this innovative product, the brand team interviewed women of all ages and ethnicities about their greatest skin concerns and discovered that, universally, hyperpigmentation is the number one skin care concern of women worldwide. Innovating a solution for this dermatological need, Clinique's Even Better Clinical is the first beauty product in department stores whose results rival a prescription-strength product for addressing uneven skin tone. In combination with an integrated marketing campaign encompassing TV, digital and print, the product has become a global hit and produced solid market share gain for Clinique in the United States.

Another noteworthy innovation was La Mer's Regenerating Serum. The brand took advantage of the opportunity to offer a unique product that would distinctively deliver on the promise of anti-aging concerns, one of the biggest priorities for prestige skin care consumers. By integrating La Mer's proprietary cutting-edge technology, the Serum specifically addresses anti-aging and is exhibiting strong initial sales. We believe that the success of The Regenerating Serum—and the resulting double-digit sales growth across the entire La Mer brand since its launch—signals that consumers still place a high value on luxury. Moreover, it underscores the importance we have come to realize in listening closely to what our consumers need and delivering to them the absolute best.

Time and again, we are learning that we must continue to anticipate the needs of our consumers, giving them not only what they can't imagine today, but what they can't live without tomorrow.

TOP: Estée Lauder Beautiful campaign.
BOTTOM: La Mer The Regenerating Serum.



The global launch of the 2010 M·A·C Viva Glam "From Our Lips" campaign, featuring Lady Gaga and Cyndi Lauper, has been the most successful ever. To date, Viva Glam has raised over $180 million to help fight and elevate awareness of HIV/AIDS around the world.



LEFT: M·A·C Viva Glam "From Our Lips" campaign.
RIGHT: M·A·C Limited Edition Viva Glam Gaga lipstick.

creativity & innovation

WE ARE A "CREATIVITY-DRIVEN, CONSUMER-INSPIRED" COMPANY.

The Estée Lauder Companies has always been a creative force and today we are, more than ever, leaders in innovation. We believe that to remain the leader in global prestige beauty, we must build upon our creativity and innate ability to innovate, using the best consumer insights, the best creativity and the best ideas—wherever they are—to capture the hearts and minds of consumers. We call this being a "creativity-driven, consumer-inspired" company and it is the essence of who we are and how we plan to deliver sustainable, profitable growth.

We apply this concept by looking at the needs and wants of different consumers worldwide, using more in-depth consumer insights to inspire intuition and focus our talents on producing even greater breakthroughs.

In response to the growing consumer demand for products that are socially and environmentally responsible, as well as effective, we launched pureDKNY, our first fragrance created on a platform of sustainability. With the launch of pureDKNY, the brand successfully created a new space in fragrance—"scent with a conscience." In the first three months of its launch, pureDKNY ranked among the top five prestige fragrances across Europe, and did particularly well in the United Kingdom and travel retail, expanding upon the success of the well-established DKNY brand.

RIGHT: DKNY pureDKNY fragrance campaign.

pure new scent

a drop of vanilla
sourced from Africa,
a drop of goodwill.
pureDKNY supports
local communities by
taking small steps to
help make a difference,
pure and simple.



pure DKNY


BLUE DAHLIA
NEW PURE COLOR
BY TOM PECHEUX, CREATIVE MAKEUP DIRECTOR
ESTÉE LAUDER
A new collection inspired by visionary style for eyes, lips and nails.
esteelauder.com
ESTĒE LAUDER




Aerin Lauder, Estée Lauder's Senior Vice President and Creative Director, worked closely with Tom Pecheux, the brand's new Creative Makeup Director, to create the dynamic, fashion-inspired Pure Color collection.

Our creativity and ability to innovate is a critical component of our business and extends well beyond product innovation. M·A·C and Milk Studios, for example, partnered to create an alternative experience and space for up-and-coming designers to showcase their creativity during Spring 2010 New York Fashion Week. True to its brand identity, M·A·C demonstrated leadership through this pioneering collaboration to inspire new possibilities for designers, photographers, the media, stylists and makeup artists.

In a similar example of how we are building upon our historical strengths, the Estée Lauder brand's new Creative Makeup Director, Tom Pecheux, gave audiences at the Derek Lam Fall 2010 fashion show a preview of the bold colors Estée Lauder debuts this fall. Aerin Lauder, Estée Lauder's Senior Vice President and Creative Director, worked closely with Tom to create the collection and the imagery to support it. The preview of the Pure Color collection's colors marked the brand's first backstage involvement with a high-profile runway show. Based on the initial response to the collection, we are confident Tom's strong ties to beauty and fashion editors will attract a more fashion-conscious consumer and bring increased buzz and attention to our flagship brand.

TOP: Estée Lauder Blue Dahlia Pure Color campaign.
BOTTOM LEFT: Aerin Lauder and Tom Pecheux.
BOTTOM RIGHT: Estée Lauder Pure Color Gloss.

high-touch

OUR BEAUTY EXPERTS HAVE OVER 5 MILLION FIVE-MINUTE FACE-TO-FACE INTERACTIONS WITH CONSUMERS EACH DAY.

At The Estée Lauder Companies, the quality of our products, combined with our commitment to delivering outstanding personalized service and education, come together to deliver superior performance and create a strong emotional bond with our consumers. It is what we call High-Touch. Our High-Touch model differentiates and distinguishes us by allowing us to better connect with our consumer, exceed her expectations and provide total value that goes beyond price or technology. It applies to all facets of our business—products, packaging, marketing, consumer experience, education and distribution—and, simply put, it means bringing the best to everyone we touch.

While High-Touch is perfectly suited for the department store environment, we are continuously seeking to translate it to all our channels by customizing our service to match, and even exceed, our consumers' aspirations. In stores, we've learned that more than 50 percent of women want a beauty advisor who can educate them on the brand, but who does not "push" recommendations. Forty-seven percent come to the store primarily to replenish. They know what they want and expect fast service. We also have learned that we are well equipped to market our products across our portfolio of brands when we effectively connect with our consumers in the store.

RIGHT: Bobbi Brown at work backstage New York Fashion Week.



Insights like these confirm that the traditional "push" model, particularly prominent in the department store channel in North America, the United Kingdom and Japan, is not always a perfect fit for all consumers, so to capture others we must shift toward new models that entice *and* add value. The Estée Lauder Companies is committed to delighting our consumers by delivering one-of-a-kind, High-Touch experiences.

For example, we know that women want more "me time" as they strive for greater balance in their work, family and personal lives. To better meet their needs, we evolved our High-Touch service model to support our consumers' desires to indulge themselves, but on their own time and schedules. Working closely with one of our largest channels, North American department stores, Clinique created an open space at Bloomingdale's flagship store in New York City to offer "service as you like it." A radical change from the traditional beauty counter where shoppers are only assisted by a consultant, the Clinique counter also lets consumers replenish their cosmetics at an express counter in mere minutes, use a computer for a do-it-yourself skin care analysis, or browse and play with the products, uninterrupted. This concept is so successful that the brand expects to open more than 60 similar doors this year worldwide.

RIGHT: Clinique counter in Bloomingdale's 59th Street, New York City.


Clinique Information Central
Radiance lost. And found.
Another day without redness.
Imagine erasing dark spots.
Stop me before I break out again.
Say yes to great skin.
Unless you're in a hurry to look your age.
Here are my products.
Back
Finish


CLINIQUE Express Service in a
New
CLINIQUE
even better
Experience Clinique as you like it.
Colour


Browsing Basket
Carry one, and we'll leave you alone to simply browse.


trash

In addition to offering new, unexpected services to consumers as part of the in-store experience, we have committed to building the knowledge of in-store consultants, beauty advisors, makeup artists and stylists, redesigning counters to improve navigation and adding new features to delight shoppers. We also are more effectively communicating product performance claims and developing new Consumer Relationship Management and loyalty programs.

More than half of the fastest growing and best salons in the U.S. are Aveda salons.

TOP LEFT: Aveda display from Cosmoprof in Bologna, Italy.
TOP RIGHT: Aveda Stylist.
MIDDLE: Aveda Control Force Firm Hold Hairspray.
BOTTOM LEFT: M·A·C Make-up Artist, Hong Kong.
BOTTOM RIGHT: Estée Lauder Beauty Advisor and consumer, China.

AVEDA
La missione di Aveda è di prendersi cura del mondo in cui viviamo,
creazione dei nostri prodotti al loro uso nella società. Aveda si impegna
dare un esempio di leadership e responsabilità nel rispetto e nella tutela
dell'ambiente che va oltre la cosmesi, abbracciando tutto il mondo.




AVEDA
controlforce







The M·A·C freestanding store in Times Square, New York City draws four times the average consumer traffic per day versus other M·A·C freestanding stores.



In fiscal 2010, we began piloting new High-Touch service formats in channels of growing importance, including beauty specialty stores, where we created unique counter displays. We innovated services in our freestanding stores with free mini-facials at Origins and dynamic, touch-screen computers at M·A·C's new Times Square store, the brand's largest. The store is staffed with more than 60 multi-cultural makeup artists who together speak nine different languages—bringing "makeup artistry" to new levels of accessibility and excitement to a wider diversity of consumers.

LEFT: M·A·C Euristocrats 2 collection.
TOP: M·A·C freestanding store in Times Square, New York City.

ATTENTION ALL MEN:
LAB SERIES
POP-UP STORE
For 3 DAYS ONLY
Simple skincare solutions
Expert advice
Shaves*
3-minute facials*
Shoe shines and nail buffing*
Live talk show
Food and drinks
*AS AVAILABLE
LAB SERIES
SHAVE
FACIAL
SHAVE

We are also adapting and testing new High-Touch models in channels such as pop-up stores. When Lab Series Skincare for Men broke new ground with its first pop-up store in the heart of New York City, our male consumers were made to feel comfortable and engaged through innovative space and merchandising design. Created with men's aspirations in mind, the store offered one-on-one expert consultations and utilized hand-held skin analyzers to emphasize product fit and personalization. In total, approximately 1,500 people visited the pop-up store over three days.

TOP: Lab Series Skincare for Men pop-up store exterior, New York City.


CONSULT
CONNEC
LAB
SERIES
GROOMING
FACIAL
SHAVE
FACIAL

The Lab Series Skincare for Men pop-up store included internet stations, skin analyzers, complimentary shaves, mini facials and shoe shining.

TOP: Lab Series Skincare for Men pop-up store interior, New York City.

local relevancy

TO DEVELOP OUR BUSINESS WORLDWIDE, WE HAVE BEEN LISTENING TO AND LEARNING FROM CONSUMERS IN ALL OF OUR MARKETS.

In fiscal 2010, The Estée Lauder Companies derived 62 percent of its sales from outside the United States. It is no secret that many of our biggest opportunities lie abroad. The biggest opportunity is in China, where we believe that within ten years the demand for prestige beauty products could be as big as it is in the United States. As the world becomes increasingly "global," we believe it is important for our brands to reflect this.

In order to keep pace with global market developments, we are working hard to remain self-reflective, as equally tuned in to economic trends as we are to color trends. We realize that business as usual is no longer enough to truly develop the huge opportunities that emerging markets represent. Just as different skin requires various product formulations, so, too, do distinct cultures, habits, expectations and definitions of beauty require specialized products, education, High-Touch services, consumer engagements and communication. Therefore, as we develop our business worldwide, we have been listening and learning, customizing and tailoring our global brand offerings to make them more locally relevant.

RIGHT: M·A·C Make-up Artist, the Middle East.


MAKE-UP ART COSMETICS


ORIGINS
Starting Over
80mL
±5%
ORIGINS
Youthtopia™
Skin firming cream
with Rhodiola
ORIGINS
A Perfect World™
Antioxidant moisturizer
with White Tea

In China, research showed that the most important product attribute to the Origins consumer was getting a product that is high-performance and also made with natural ingredients.

People are different everywhere—different complexions, different hair, different desires and concerns—and being global cannot mean doing the same thing in every country. In fact, being the global leader in prestige beauty means having brands that deliver the best experience, products and services to consumers in all parts of the world. To ensure that we continue to steer the course, we are prioritizing local relevance as a key strategic driver of all of our brands and products.

Through local, in-country research, we learned that, in contrast to the desires of our other consumers in the region, Chinese women are most concerned with the appearance of dry, dull skin. In response to our Chinese consumers' desires, we developed and launched new products under the Estée Lauder Nutritious line—a line of products positioned around the power of the pomegranate, traditionally known in China for its purifying properties and for providing skin the benefit of healthy looking radiance. Understanding and addressing our consumers' perspective has helped Nutritious contribute to sales increases in skin care in Asia/Pacific for the Estée Lauder brand.

LEFT: Origins Starting Over, Youthtopia and A Perfect World.

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going digital

OUR E-COMMERCE SALES GREW 23% COMPARED TO 2009.

More than ever, beauty conversations are increasingly taking place digitally. Over the past three years, average monthly visits in the U.S. to beauty-related websites topped 60 million and grew 94 percent. The digital space offers the perfect opportunity for translating and sharing in the emotional connections that fans have to our products and services. While High-Touch has always meant listening closely to our consumers, the digital space provides us with real-time insights and the ability to engage in dialogue with our various communities of consumers, as they are happening. At The Estée Lauder Companies, we know that in order to remain the leader in global prestige beauty, we must keep pace with our digitally savvy consumers, embracing their desire to be actively—and interactively—engaged with our brands.

Last year, despite the recession, e-commerce sales of our Company's products grew by 23 percent, with many of our brands launching comprehensive social networking and online campaigns. On many of our brands' websites, for example, we have successfully been adapting our education and High-Touch service model to the channel, enabling our consumers to chat live with makeup artists and experiment with cutting-edge virtual makeup tools, such as Estée Lauder's "Let's Play Makeover," which enables consumers to simulate applying makeup to an uploaded digital photograph. In addition, we launched m-commerce (for mobile phones and Personal Digital Assistants) in North America for Aveda and M·A·C, and in Japan for Bobbi Brown, Clinique and M·A·C. Since then, about 50 percent of M·A·C's overall e-commerce traffic in Japan has come from its new mobile platform, and in the United States, the online brand communities for Estée Lauder and Bobbi Brown continue to grow and provide us with invaluable insights into what our consumers care and talk about.

LEFT: Aveda mobile e-commerce site.


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Today, as we expand across all digital media, we continue to promote our e-commerce business online. The recent re-launch of bobbibrowncosmetics.com was a pioneering effort to evolve a traditional e-commerce site to a new model of "s-commerce"—where "social and service" meet commerce. Unlike physical environments, shopping online is no longer a solitary experience, and our brands are increasingly reflecting this. The site features easy-to-use navigation, a library of "how-to" videos, improved color swatches and product-related tips, and promotes learning across conversations. The site launched with over 5,000 reviews from consumers, with average product ratings of 4.8 out of 5 stars, and adopted Twitter as an effective service and relationship model to reach consumers.

TOP: Screenshot from bobbibrowncosmetics.com.



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As we look toward the future, The Estée Lauder Companies will continue to innovate new ways of engaging our consumers in the digital space where we expect some of the strongest growth. From Facebook to iPads, Twitter to the blogosphere, we have exponentially expanded and improved our online capabilities and will continue to invest in digital social media.

TOP: FLIRT! Cosmetics FLIRTItGirl Twitter page.


50 mL
PYREX

integration & building capabilities

WE ARE BECOMING MORE EFFICIENT AND STREAMLINED.

In our first full year of implementing our strategic plan, we have made great strides toward integration and strengthening our capabilities, becoming more efficient and streamlined. We focused on our regions—Asia/Pacific, Europe, the Middle East & Africa and the Americas—to become better aligned and to increase our ability to work together smartly. Though different in expanse and scale, our regions share the same mission—to ensure relevance by listening to and guiding the local markets, to aggregate demand and make prudent investment decisions, and to develop capabilities and deliver, in a cost-effective manner, services that benefit all the relevant markets.

Within our largest region, the Americas, we saw a strategic opportunity to strengthen our presence in the department store channel. We created a business unit we call the "North American affiliate" in order to enable our brands to better share and leverage knowledge and insights, particularly of the retail marketplace. Formerly managed directly by multiple Brand Presidents, our North American affiliate, which covers the United States, Canada and Puerto Rico, helps reduce duplication, improve trade relations, and for the first time, provides a single, aggregated point of contact with our retail partners. With North America representing approximately 42 percent of our sales, the affiliate has enabled all of our brands to truly understand the opportunities and challenges that exist, particularly when it comes to selling and distribution.


WWW.TOMFORD.COM
TOM FORD
GREY VETIVER
TOM FORD
GREY VETIVER

Tom Ford Grey Vetiver was the 2010 FiFi Award winner in the Men's Luxe category.

To help drive down costs and improve integration, our Company created a Program Management Team (PMT) that provides the structure and processes needed to implement a number of programs that resulted in increased efficiencies and savings. In fact, under the umbrella of the PMT, we achieved over $350 million in savings in fiscal 2010. We made difficult, but sizeable reductions in our resources through restructuring our organization, reducing the cost of goods and leveraging scale across brands and geographies. We empowered our supply chain teams to work collaboratively with our brand teams, joining forces both before and after launches to bring more products to market in more efficient manners. We reduced the number of SKUs by ten percent, enabling us to better leverage our assets while managing our business with reduced inventory.

To improve demand planning, inventory management, decision making, speed to market and tracking of goods, we advanced our Strategic Modernization Initiative (SMI) by implementing SAP, an enterprise-wide information system, at nine of our North American manufacturing sites. We continue to gain important knowledge, which we will apply to our next phase as we roll out SMI in multiple affiliate markets and regions. To date, we have successfully moved more than 80 percent of our in-house production onto SAP. We have also continued to develop our Sales, Inventory and Operations Planning program—a structured process that combines sales demands with operation capabilities in an effort to yield plans that better serve our customers and consumers.

At the same time, we identified capability gaps within our organization and invested available funds in those areas. We reinvested a portion of our savings in strengthening our existing capabilities and focusing on business-building activities like television advertising. As a result, we believe we are better equipped to recognize and capitalize on the greatest opportunities for us in every market.

LEFT: Tom Ford Grey Vetiver fragrance campaign.

emerging markets & alternative channels

Over the next few years, nearly half of the beauty industry's skin care growth in emerging markets is expected to come from Russia and China. As we prioritize growth in skin care, we will continue to place a particular focus on these two markets. In Russia alone, the Clinique and Estée Lauder brands represent nearly 60 percent of the skin care share of voice. In emerging markets like this, we will continue to invest in further understanding unique consumer needs and supporting our product launches with integrated marketing and leveraging the power of our High-Touch service.

In China, where skin care represents two-thirds of the beauty market, we experienced incredible growth in fiscal 2010, growing our sales there by nearly 30 percent. To sustain our momentum, we intend to continue to deploy one of our most successful strategies that we implemented to support the launch of Estée Lauder's upgraded Advanced Night Repair — a 360-degree television, print and digital media campaign.

TOP: Estée Lauder DFS Galleria Waikiki, Hawaii.
BOTTOM: Sean "Diddy" Combs on Home Shopping Network promoting his fragrance collection.

ESTĒE LAUDER


Ojon™
Hair
Ojon
Hair



The unveiling of Clinique's first flagship store in São Paulo, Brazil provides a strategic opportunity for the brand to expand in the third-largest beauty market in the world.


CLINIQUE
Testado Contra Alergia. 100% Sem Perfume.


ORIGINS
Powered by Nature
Proven by Science
悦木之源
4008-171-888

For fiscal 2010, Ojon's QVC retail sales in the U.S. totaled over $35 million.

We are determined to continue winning in China by investing resources in our strongest channels there—namely, department stores and specialty stores, such as Sephora. In Spring 2010, we opened the first Origins counter in mainland China, in Parksons department store. Origins is our ninth brand in China and initial results have exceeded expectations.

In Russia, we focused on our iconic brand franchises, such as Estée Lauder's Advanced Night Repair, Clinique's 3-Step Skin Care System and DKNY's Be Delicious fragrance. Through the use of targeted advertising and new media marketing, we built greater brand awareness across this growing market. Through the support of integrated television, digital and outdoor ad campaigns, these franchises have experienced great success there, creating powerful "halo effects" for each of their brands.

In addition to focusing on winning in China and Russia, we are assessing opportunities in other emerging markets—such as Brazil and India—as well as more developed markets, identifying and capitalizing on both traditional and new channels of distribution. Because every market is unique, we tailor our distribution to meet the needs of our consumers through personalized experiences in channels which offer the best prestige opportunity. For example, while we focus on building excitement and driving traffic in North American department stores, we will continue to develop opportunities in perfumeries in Europe, travel retail around the world and freestanding stores in Latin America. In the United States, we are responding to the prestige consumer's desires and increasing our presence in alternative channels that we think hold long-term promise, including specialty beauty chains, online, direct response TV, salons and spas.

TOP LEFT: Ojon Restorative Hair Treatment.
TOP RIGHT: Denis Simioni, Founder of Ojon.
BOTTOM LEFT: Clinique freestanding store in São Paulo, Brazil.
BOTTOM RIGHT: Origins launch event in China.

Already, we have made tremendous progress and are advancing our travel retail business. Worldwide, The Estée Lauder Companies ranks number one in prestige skin care and number two in makeup in the channel. From our success in mainland China, we expect to see a ripple effect positively impacting sales in travel retail, particularly in Asia/Pacific, and other regions, as more and more Chinese citizens travel and shop abroad. While there is great opportunity in the travel retail channel, we do recognize that there are numerous external challenges beyond our control, such as volcano eruptions, real or perceived epidemics and the ability or willingness of consumers to travel. We are constantly working to anticipate and address these risks.

BOTTOM: Jo Malone freestanding store, London.


JO MALONE
LONDON

In European pharmacies, Darphin is implementing breakthrough store navigation and merchandising systems to attract consumers, as well as educate them on how to use Darphin's product line.

BOTTOM: Darphin display in a French pharmacy, Paris.


PHARMACIE
DARPHIN
PARIS
CRÈME CORRECTRICE RIDES
CONTOUR DES YEUX
ANTI-ÂGE
ÉCLAT
CONFORT
INNOVATION
DARPHIN
www.darphin.fr


tommy
girl
cologne

strengthening our categories

One of our primary strategic goals has been to shift toward higher-margin product categories with greater global growth potential. While we have made skin care our key strategic priority, our makeup category continues to be an important growth driver. Our two leading makeup artist brands, M·A·C and Bobbi Brown, are enjoying robust growth internationally. The opening of 79 M·A·C doors outside of North America has helped fuel awareness of the brand and Bobbi Brown's launch in Poland is encouraging us to take advantage of the opportunities in Eastern Europe.

We made good progress improving profitability in our fragrance category. Aramis and Designer Fragrances has focused on fewer, more powerful launches while reducing costs. Two of our heritage brands, Estée Lauder and Clinique, will continue to create new, exciting fragrances to delight and allure consumers to their brands. Together, our brands have three of the top ten women's fragrances in U.S. prestige department stores. Estée Lauder's Beautiful fragrance, introduced 25 years ago, ranked number two for this fiscal year. Our high-end fragrance brands, including Jo Malone and Tom Ford, have smaller, but devoted and growing followings. Tom Ford's sophisticated scents have such cachet that it is a top beauty brand in Harrod's and Selfridges in London.

TOP LEFT: M·A·C Euristocrats 2 collection.
TOP RIGHT: Grassroots Research Labs Vitamin C Power Brightening Cream.
BOTTOM: Tommy Hilfiger tommy and tommy girl campaign.


Jo Malone
London
Lime Basil
Jo Malone
London
Wild Fig
& Cassis
Scented Candle
Bougie Parfumée
Limited Edition
Farrow&Ball

In collaboration with British lifestyle paint and wallpaper purveyor Farrow & Ball, Jo Malone launched its first-ever collection of colored candles, bringing to life the concept of Decorating with Scent and Colour.



Bumble and bumble. Wear and care
Bb.
mending
SHAMPOO
for the (truly) damaged
Bumble and bumble. Wear and care
Bb.
mending
CONDITIONER
for the (truly) damaged
Bumble and bumble. Wear and care
Bb.
mending
COMPLEX
for the (truly) damaged
Bumble and bumble. Wear and care
Bb.
mending
MASQUE
for the (truly) damaged
Bumble and bumble. Wear and care
Bb.
quenching
SHAMPOO
for the (terribly) thirsty
Bumble and bumble. Wear and care
Bb.
quenching
CONDITIONER
for the (terribly) thirsty
Bumble and bumble. Wear and care
Bb.
quenching
COMPLEX
for the (terribly) thirsty
Bumble and bumble. Wear and care
Bb.
quenching
MASQUE
for the (terribly) thirsty

In hair care, we have been focusing our Aveda and Bumble and bumble brands on the top tier of prestige hair care, supporting their network of salons so they can provide outstanding High-Touch experiences that drive and reinforce brand awareness and equity. We believe there is still room for growth in North America for our brands and even more opportunities internationally.

As one of the biggest product launches in Bumble and bumble's history, its Wear and Care line reinvents the essence of the brand's styling heritage to meet the aspirations of consumers.

LEFT: Jo Malone Farrow & Ball Candle collection.
TOP: Bumble and bumble Wear and Care line.

optimizing our portfolio

THE ESTĒE LAUDER COMPANIES MAKES 1.2 BILLION PRODUCTS EVERY YEAR.

Another key element of our strategy in fiscal 2010 was to address our underperforming brands. Our fragrance division made good progress in improving profitability. For Prescriptives, we made the difficult, but necessary, decision to discontinue the wholesale distribution of the brand worldwide. Under the circumstances, we are proud to say that we executed our plan flawlessly. We supported the retailers through the four-month transition and adapted some of the Prescriptives products, trademarks and formulas for use by our other brands. Using social and digital media, we effectively maintained connectivity with Prescriptives' loyal consumers and retailers and continue to sell the brand's top-selling products online for now. We also retained many of the brand's talented employees by transferring them to other brands while tightly managing the cost of the shutdown.

RIGHT: Tom Ford Private Blend Lip Color Collection.





OUTLOOK

BRINGING THE BEST TO EVERYONE WE TOUCH, AND BEING THE BEST IN EVERYTHING WE DO.

As the global potential marketplace continues to expand, we are confident that The Estée Lauder Companies will continue to be at the forefront with the right products and High-Touch service experiences for women and men. We hold true to our values and are determined to continue to bring the best to everyone we touch and be the best in everything we do. Looking ahead, we believe the Company is well positioned.

We are a "creativity-driven, consumer-inspired" company and we plan to meet the growing demand for our prestige beauty experience by bringing more brands into more countries, opening more doors, exploring the latest technologies and delighting consumers worldwide with unexpected products and unprecedented service.

LEFT: M·A·C Make-up Art Cosmetics Marilyn Minter collection.

We will continue to evolve our High-Touch service, product and delivery model—further differentiating the prestige experience. We will continue to deliver true "fit" to all of our consumers. We will drive creativity with deeper consumer knowledge and insights, taking our distinctive brands to new heights. We will learn from each other, collaborate and share knowledge in order to lead prestige beauty in all our markets. We will continue to be locally relevant around the world and among different consumer groups.

Through focused strategies, and by deriving insights from our diverse consumers across the globe, we will continue to inspire our intuition, build on our talents and create, market and sell tomorrow's blockbusters. For our investors, we look toward a future of delivering superior growth, a greater return on invested capital and increased, sustainable profitability. At The Estée Lauder Companies, we are dedicated to achieving our strategy on the road to our ultimate goal—to remain the undisputed leader in global prestige beauty—and we look forward to the next phase of our strategic journey.

leading in global prestige beauty

GLOBAL SUCCESSES



UNITED STATES

Bumble and bumble opened the first-ever hair styling destination in one of the most influential fashion and beauty retail locations in the world—Bloomingdale's 59th Street. The Bb.StylingBar and Shop puts the craft of hairdressing front and center with shoppers, taking their merchandising and consumer engagement model to new heights.

EUROPE

GoodSkin Labs is the number one anti-aging skin care line in Germany's Douglas perfumeries.

In collaboration with British lifestyle paint and wallpaper purveyor Farrow & Ball, Jo Malone launched its first-ever collection of colored candles.

BRAZIL

Clinique unveiled its first flagship store in São Paulo, Brazil, delivering "service as you like it" to South America.



RUSSIA

Darphin celebrated the launch of Hydraskin Essential, a breakthrough new moisturizer patented with "Hydra-Structure" technology.

CHINA

Estée Lauder became the #1 brand in prestige beauty in China in our distribution.

MIDDLE EAST

La Mer officially celebrated the arrival of the brand in Bahrain, the sixth country in the Middle East where La Mer is sold.

Adapting to the cultural customs of Saudi Arabia, our M·A·C Make-up Artists (who are all male) utilize face charts in order to help provide our female consumers with the advice and products they are looking for.

HONG KONG

In Hong Kong, Bobbi Brown is #2 in total prestige makeup.

JAPAN

Aveda celebrated the opening of its 50th Japanese Aveda Concept Salon.

Bobbi Brown opened its Tokyo flagship store in the Omotesando fashion area.

M·A·C's first foray into railway stations in Japan was with the successful opening of its freestanding store at Shinjuku, the world's busiest train station.

SOUTH AFRICA

The Aramis and Designer Fragrances team in South Africa and DKNY Delicious Art partnered with the Valued Citizens Initiative to help raise funds for young adult empowerment programs that teach self-development, citizenship principles and constitutional values.

PORTFOLIO OF BRANDS

ESTĒE LAUDER

Estée Lauder was launched in 1946 and remains the flagship brand of The Estée Lauder Companies Inc. Estée Lauder products are sold in more than 150 countries and territories. They are technologically advanced, high-performance products with a reputation for innovation, sophistication and superior quality. Estée Lauder has produced some of the most iconic skin care and makeup products, such as Advanced Night Repair Synchronized Recovery Complex, Re-Nutriv Ultimate Lift Age-Correcting Creme and Pure Color, and has two of the top 10 fragrances in U.S. prestige department stores, Beautiful and *pleasures.*

ARAMIS

Introduced in 1964, Aramis was the first prestige men's fragrance to be sold in department stores. It is sold in more than 80 countries and territories worldwide. Aramis pioneered prestige men's grooming with its "master plan" that introduced 20 unique products. Today, it remains successful through its strong brand identity and continues as a symbol of classic masculinity and sophistication.




aramis
Eau De Toilette


CLINIQUE
even better
dark spot
corrector
concentré
anti-taches
correction teint

CLINIQUE

Clinique was founded in 1968 as the first dermatologist-created, prestige cosmetic brand. Sold in more than 135 countries and territories, Clinique's mission today remains what it was from the beginning—to provide the highest quality and most effective products to enhance every skin type and concern. The brand's customized approach and quality products, all meticulously tested and carefully formulated with the latest science, have made Clinique one of the leading skin care authorities in the world.

PRESCRIPTIVES

Prescriptives was introduced in 1979 featuring custom color for women. In the third quarter of fiscal 2010, we closed the global wholesale distribution of the brand. Select Prescriptives makeup and skin care products remain available for sale at prescriptives.com.

LAB SERIES SKINCARE FOR MEN

Lab Series Skincare for Men was introduced by Aramis in 1987. It is sold in more than 35 countries and territories worldwide. The brand's team of scientists, researchers and skin care specialists use modern technology, advanced ingredients and the latest research on men's physiological and lifestyle needs to develop products with proven results that specifically target the skin care concerns of modern men.

ORIGINS

Origins was introduced in 1990 as the first department store wellness brand. Sold in more than 20 countries and territories, Origins products strive to be earth and animal-friendly and are manufactured using a combination of renewable resources, wind energy and earth-friendly practices. The mission at Origins is to create high-performance natural skin care products that are "Powered by Nature. Proven by Science." Origins products use potent plants, organic ingredients and 100 percent natural essential oils, and the brand is committed to promoting package recycling when possible.




LAB
SERIES
SKINCARE FOR MEN
MAX LS
AGE-LESS
FACE CREAM
Crème Visage
Anti-Âge
TREAT


ORIGINS
pour éclaircir et dégonfler

TOMMY HILFIGER

Tommy Hilfiger joined The Estée Lauder Companies family of brands when the exclusive global license agreement was signed in 1993. Sold in more than 120 countries and territories, Tommy Hilfiger produces fragrances and body products that reflect the classic American cool of designer Tommy Hilfiger.

M·A·C COSMETICS

M·A·C (Make-up Art Cosmetics), a leading brand of professional cosmetics, was first created in 1984 in Toronto, Canada before joining The Estée Lauder Companies family of brands in the 1990s. The brand's popularity has grown through a tradition of word-of-mouth endorsement from makeup artists, models, photographers and journalists around the world. M·A·C is for All Ages, All Races, All Sexes. The brand is sold in more than 70 countries worldwide.

KITON

Kiton, a prestigious Italian tailoring company that combines the traditions of fine Italian tailoring with a reverence for luxury and elegance, joined us when the exclusive global fragrance license agreement was signed in 1995. Sold in more than 10 countries and territories, Kiton's signature scent embodies the very essence of fashion, elegance and sophisticated masculinity.

LA MER

La Mer joined our family of brands in 1995 when we acquired the rights to Crème de la Mer. Sold in 60 countries and territories, La Mer represents supreme luxury and serious skin care treatment. The brand's legendary product, Crème de la Mer, continues to be one of the most innovative and coveted moisturizers. Since its original conception by Dr. Max Huber, an aerospace physicist, the iconic best-selling Crème de la Mer has expanded into a complete range of skin care that continues to capture a devoted following.


HILFIGER
MAC
MEN
Kiton
LA MER

BOBBI BROWN

Bobbi Brown was acquired in 1995. The brand is sold worldwide in select retailers in 55 countries and territories. An exclusive beauty line developed by celebrated makeup artist Bobbi Brown, the brand focuses on service and teaching women to be their own makeup artists. This professional line includes color cosmetics, skin care, professional makeup brushes and tools, accessories and fragrance.

DONNA KARAN

Donna Karan New York and DKNY joined The Estée Lauder Companies when the exclusive global license agreement was signed in 1997. Sold in more than 120 countries and territories, the collection consists of luxury fragrance, bath and body collections that reflect the quality, style and innovation identified with designer Donna Karan.

AVEDA

We acquired Aveda in 1997 and it is currently sold in 30 countries and territories around the world. Aveda produces premium professional and consumer hair care, styling, skin care, body care, spa, aroma, makeup and lifestyle products, as well as professional hair color. The line of high-performing botanical products fulfills the brand's mission of environmental and community leadership and responsibility.

JO MALONE

Jo Malone was acquired in 1999 and it is available today in more than 20 countries and territories. The British lifestyle brand is known for its unique fragrance portfolio and luxury products for the bath, body and home. Rewriting the rules of perfumery by mixing unexpected combinations of ingredients and providing elegant yet playful concepts where scent is used with abandon, the world of Jo Malone continues to inspire a loyal following.


SPOT TREATMENT CORRECTOR SPF 25
AVEDA
smooth infusion.
Jo Malone
Farrow&Ball

BUMBLE AND BUMBLE

We acquired our initial interest in Bumble and bumble in 2000 and the brand was fully integrated in September 2006. It is sold in 25 countries and territories. The New York-based hair care and education brand creates high-quality hair care and styling products distributed through other top-tier salons and select prestige retailers. Products are salon and stylist tested and found backstage at fashion shows, photo shoots and TV and film sets.

MICHAEL KORS

Michael Kors joined us when the exclusive global license agreement was signed and certain assets were acquired in 2003. With products that are sold in more than 20 countries and territories, the brand's fragrances embody the jet set lifestyle positioning of Michael Kors. The designer's signature scent, Michael Kors, is a modern interpretation of the classic Tuberose.

DARPHIN

The Estée Lauder Companies acquired Darphin in 2003. The brand is sold in 50 countries and territories worldwide. In 1958, founder Pierre Darphin developed a comprehensive skin care program dedicated to enhancing one's sense of well-being, with nature and the best that science has to offer. Still today, Darphin products are created from the finest plant extracts, botanical aromas and latest cosmetic technology and are primarily sold in independent European pharmacies, beauty salons and spas worldwide.

AMERICAN BEAUTY

We created American Beauty in 2004 as a luxurious cosmetics, skin care and fragrance brand that celebrates the approachable beauty of American style. It is available exclusively in the United States at Kohl's Department Stores and online at kohls.com.



MASQUE
DARPHIN
HYDRASKIN
ESSENTIAL
AMERICAN
ULTIMATE DIAMOND
RESTORATIVE ANTI-AGING CREAM
BEAUTY

FLIRT!

FLIRT! was established in 2004 and is available exclusively in the United States at Kohl's Department Stores and online at kohls.com. FLIRT!, a fresh, fun, flirty makeup collection, is everything you need to get noticed. Playful and informative "color bars" and color-matched packaging ensure shopping is as delightful as the products themselves.

GOODSKIN LABS

GoodSkin Labs, introduced in 2007, is a targeted, anti-aging skin care brand that delivers visible, measurable results both instantly and long term. Star products include Tri-Aktiline Instant Deep Wrinkle Filler and Eyliplex-2 Eye Lift + Circle Reducer, and are bestsellers in Boots UK and Douglas Germany. GoodSkin Labs is sold in more than 58 countries worldwide and exclusively in the United States at Kohl's Department Stores and online at kohls.com.

GRASSROOTS RESEARCH LABS

Grassroots Research Labs was introduced in 2008 and is available exclusively in the United States at Kohl's Department Stores and online at kohls.com, as well as in select countries worldwide. Grassroots Research Labs is a truly sensorial skin care experience that combines nature's powerful ingredients with advanced science to deliver extraordinary results.

SEAN JOHN

The exclusive global license agreement for Sean John was signed in 2005 and it is sold in more than 35 countries and territories. When introduced in 2006, Sean John's signature fragrance, Unforgivable, quickly reached No.1 in United States department stores. Since then, Sean John fragrances have grown to include Unforgivable Woman and I Am King—all of which capture the essence of sophistication and elegance.


TRI-AKTILINE
Instant
Deep Wrinkle
Filler
grassroots
RESEARCH LABS
Vitamin C
Power Brightening
Cream SPF 25

MISSONI

Missoni Profumi joined The Estée Lauder Companies family of brands when the exclusive global license agreement with Missoni was signed in 2005. The products are sold in select countries worldwide. Missoni, the Milan-based fashion house, with more than 50 years experience, is celebrated for its vibrant knitwear and engaging graphic designs. Missoni fragrance for women launched in Spring 2006 and was followed by Missoni acqua in Summer 2007.

DAISY FUENTES

Daisy Fuentes Beauty was established in 2006 by BeautyBank, our entrepreneurial think tank. It is available exclusively in the United States at Kohl's Department Stores nationwide and online at kohls.com. Building off the remarkable success of Daisy Fuentes' sportswear line, also sold at Kohl's, BeautyBank created several popular fragrances for the well-known entrepreneur and fashion designer, including Dianoche, Dianoche Love and Dianoche Passion.

TOM FORD BEAUTY

The exclusive global license agreement for Tom Ford Beauty was signed in 2005 and the brand is sold in more than 45 countries, including select travel retail locations. Tom Ford Beauty, which includes such upscale fragrances as Tom Ford Black Orchid, Tom Ford Private Blend Collection, Tom Ford for Men, Tom Ford White Patchouli and Tom Ford Grey Vetiver, has a loyal following. This year, Tom Ford Beauty entered the color category with the Tom Ford Private Blend Lip Color Collection.


MISSONI
acqua
DIANOCHE
PASSION
TOM FORD
GREY VETIVER

COACH

Coach, Inc., a leading brand of modern classic American accessories, joined The Estée Lauder Companies family of brands in 2006. The collection of fragrance and ancillary beauty products embodies the timelessly chic American style. The collection is available in Coach retail stores in the United States and Japan, select department stores in the United States and online.

OJON

We acquired Ojon in 2007. It is sold in five countries and is expanding internationally. The brand creates highly effective hair care products using traditional indigenous ingredients found in the world's rainforests. The rare, naturally derived elements are hand-harvested to ensure purity and potency. Sustainability and preserving the vital natural environments of indigenous communities around the world are at the heart of the brand's mission.

SMASHBOX

In July 2010, The Estée Lauder Companies completed the acquisition of Smashbox Beauty Cosmetics, a privately held, photo studio-inspired prestige cosmetics company based in Los Angeles, California. Smashbox has established itself as a highly successful prestige cosmetics brand and a top performer in specialty beauty channels. While the majority of Smashbox's sales are in North America, the brand is distributed in more than 40 countries worldwide.




Ojon
Hair
Restorative Leave-In Treatment
4.2 fl.oz. 125 ml


smashbox
PHOTO FINISH
OIL-FREE
SANS HUILE
FOUNDATION PRIMER
1 fl. oz. 30 ml

BOARD OF DIRECTORS



PAUL J. FRIBOURG[1,2,4]
Chairman
Chief Executive Officer
Continental Grain Company



CHARLENE BARSHEFSKY[3]
Senior International Partner
WilmerHale



MELLODY HOBSON[1]
President
Ariel Investments, LLC



ROSE MARIE BRAVO, CBE[2,4]
Retail and Merchandising
Consultant



IRVINE O. HOCKADAY, JR.[1]
Retired President and
Chief Executive Officer
Hallmark Cards, Inc.



FABRIZIO FREDA
President and
Chief Executive Officer
The Estée Lauder Companies Inc.



AERIN LAUDER
Senior Vice President
Creative Director
Estée Lauder



JANE LAUDER
Global President
General Manager
Origins and Ojon



LYNN FORESTER DE ROTHSCHILD[3]
Chief Executive
EL Rothschild LLC



LEONARD A. LAUDER
Chairman Emeritus
The Estée Lauder Companies Inc.



BARRY S. STERNLICHT[2,4]
Chairman
Chief Executive Officer
Starwood Capital Group



WILLIAM P. LAUDER[3]
Executive Chairman
The Estée Lauder Companies Inc.



RICHARD F. ZANNINO[1]
Managing Director
CCMP Capital Advisors, LLC



RICHARD D. PARSONS[2,3]
Chairman
Citigroup, Inc.

1. Member of Audit Committee
2. Member of Compensation Committee
3. Member of Nominating and Board Affairs Committee
4. Member of Stock Plan Subcommittee

EXECUTIVE OFFICERS

JOHN DEMSEY
Group President

AMY DIGESO
Executive Vice President
Global Human Resources

FABRIZIO FREDA
President and
Chief Executive Officer

HARVEY GEDEON
Executive Vice President
Global Research and Development
Corporate Product Innovation
Package Development

RICHARD W. KUNES
Executive Vice President
Chief Financial Officer

EVELYN H. LAUDER
Senior Corporate Vice President

LEONARD A. LAUDER
Chairman Emeritus

RONALD S. LAUDER
Chairman
Clinique Laboratories, LLC

WILLIAM P. LAUDER
Executive Chairman

SARA E. MOSS
Executive Vice President
General Counsel

GREGORY F. POLCER
Executive Vice President
Global Supply Chain

CEDRIC PROUVÉ
Group President
International

ALEXANDRA C. TROWER
Executive Vice President
Global Communications

FINANCIAL HIGHLIGHTS

FINANCIAL OVERVIEW

FISCAL YEAR ENDED OR AT JUNE 30	2010	2009	Change
(Dollars in millions, except per share data)			
Net Sales*	$7,795.8	$7,323.8	6%
Operating Income*	789.9	418.4	89%
Net Earnings*†	478.3	218.4	100+%
Net Earnings Per Common Share—Diluted*†	2.38	1.10	100+%
Total Assets*	5,335.6	5,176.6	3%
Stockholders' Equity*†	1,948.4	1,640.0	19%

GLOBAL NET SALES

2006
$6.46 billion

51%
INTERNATIONAL
$3.32 BILLION

49%
U.S.
$3.14 BILLION

2010
$7.80 billion

62%
INTERNATIONAL
$4.81 BILLION

38%
U.S.
$2.99 BILLION

* Refer to Selected Financial Data and related footnotes on page 81.

† Attributable to The Estée Lauder Companies Inc.

HISTORICAL NET SALES GROWTH


1953
1972
$100 million
1985
$1 billion
1991
$2 billion
2010
$7.8 billion

NET SALES*

(Dollars in billions)


6.46
7.04
7.91
7.32
7.80
2006
2007
2008
2009
2010

$7.80 BILLION

OPERATING INCOME*

(Dollars in millions)


619.6
749.9
810.7
418.4
789.9
2006
2007
2008
2009
2010

$789.9 MILLION

NET EARNINGS FROM CONTINUING OPERATIONS*†
(Dollars in millions)

$478.3 MILLION



324.5
448.7
473.8
218.4
478.3
2006
2007
2008
2009
2010

DILUTED NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS*†

$2.38



$1.49
$2.16
$2.40
$1.10
$2.38
2006
2007
2008
2009
2010

OPERATING WORKING CAPITAL‡
ACCOUNTS RECEIVABLE PLUS INVENTORY LESS ACCOUNTS PAYABLE
(As % of net sales)

14.7%



19.7
19.9
21.0
18.0
14.7
2006
2007
2008
2009
2010

* Refer to Selected Financial Data and related footnotes on page 81.

† Attributable to The Estée Lauder Companies Inc.

‡ Does not represent a measure of the Company's operating results as defined under U.S. generally accepted accounting principles.

FREE CASH FLOW‡

NET CASH FLOW FROM CONTINUING OPERATIONS LESS CAPITAL EXPENDITURES

(Dollars in millions)

COMPOUND ANNUAL GROWTH RATE 10.1%‡

$686.1 MILLION


466.7
355.2
332.3
416.2
686.1
2006
2007
2008
2009
2010

2010 NET SALES BY DISTRIBUTION CHANNEL


U.S. Department Stores 27%
28% International Department Stores
Other 9%
13% Perfumeries
Salons/Spas 5%
Travel Retail 9%
9% Retail Stores

‡ Does not represent a measure of the Company's operating results as defined under U.S. generally accepted accounting principles.

FINANCIAL SECTION

CONTENTS

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page 108 of this report.

YEAR ENDED OR AT JUNE 30	2010[a]	2009[a]	2008	2007	2006[b]
(In millions, except per share data)					
STATEMENT OF EARNINGS DATA:					
Net sales	**$7,795.8**	$7,323.8	$7,910.8	$7,037.5	$6,463.8
Gross profit	**5,966.4**	5,442.2	5,914.0	5,262.7	4,777.2
Operating income	**789.9**	418.4	810.7	749.9	619.6
Interest expense, net[c]	**74.3**	75.7	66.8	38.9	23.8
Interest expense on debt extinguishment[d]	**27.3**	—	—	—	—
Earnings before income taxes and discontinued operations	**688.3**	342.7	743.9	711.0	595.8
Provision for income taxes	**205.9**	115.9	259.9	255.2	259.7
Net earnings from continuing operations	**482.4**	226.8	484.0	455.8	336.1
Discontinued operations, net of tax[e]	**—**	—	—	0.5	(80.3)
Net earnings attributable to noncontrolling interests	**(4.1)**	(8.4)	(10.2)	(7.1)	(11.6)
Net earnings attributable to The Estée Lauder Companies Inc.	**478.3**	218.4	473.8	449.2	244.2
CASH FLOW DATA:					
Net cash flows provided by operating activities	**$ 956.7**	$ 696.0	$ 690.1	$ 661.6	$ 709.8
Net cash flows used for investing activities	**(281.4)**	(339.5)	(478.5)	(373.8)	(303.2)
Net cash flows provided by (used for) financing activities	**(406.1)**	125.8	(78.1)	(411.6)	(594.6)
PER SHARE DATA:					
Net earnings per common share from continuing operations[e]:					
Basic	**$ 2.44**	$ 1.16	$ 2.50	$ 2.23	$ 1.56
Diluted	**$ 2.40**	$ 1.15	$ 2.46	$ 2.19	$ 1.55
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	**$ 2.42**	$ 1.11	$ 2.44	$ 2.20	$ 1.14
Diluted	**$ 2.38**	$ 1.10	$ 2.40	$ 2.16	$ 1.12
Weighted average common shares outstanding[f]:					
Basic	**197.7**	196.3	193.9	204.3	215.0
Diluted	**200.7**	197.7	197.1	207.8	217.4
Cash dividends declared per common share	**$ .55**	$ .55	$ .55	$ .50	$ .40
BALANCE SHEET DATA:					
Working capital	**$1,548.8**	$1,453.3	$1,088.0	$ 738.7	$ 738.7
Total assets	**5,335.6**	5,176.6	5,011.2	4,125.7	3,784.1
Total debt[c][d]	**1,228.4**	1,421.4	1,196.9	1,088.5	521.5
Stockholders' equity—The Estée Lauder Companies Inc.[f]	**1,948.4**	1,640.0	1,653.2	1,199.0	1,622.3

(a) Fiscal 2010 results included $55.9 million, after tax, or $.28 per diluted share related to total charges associated with restructuring activities. Fiscal 2009 results included $61.7 million, after tax, or $.31 per diluted share related to total charges associated with restructuring activities.

(b) Fiscal 2006 results included $93.0 million, after tax, or $.43 per diluted share in special charges related to our cost savings initiative and tax-related matters. Included in the charges was an operating expense charge of $92.1 million, equal to $.27 per diluted common share related to the cost savings initiative. The results also included a special tax charge related to a settlement with the Internal Revenue Service regarding an examination of our consolidated Federal income tax returns for fiscal years 1998 through 2001, and represents the aggregate earnings impact of the settlement through fiscal 2006. The settlement resulted in an increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $46 million, or approximately $.21 per diluted common share. During the fourth quarter of fiscal 2006, we completed the repatriation of foreign earnings through intercompany dividends under the provisions of the American Jobs Creation Act of 2004 (the "AJCA"). In connection with the repatriation, we updated the computation of the related aggregate tax impact, resulting in a favorable adjustment of approximately $11 million, or approximately $.05 per diluted common share, to our initial tax charge of $35 million recorded in fiscal 2005. The tax settlement, coupled with the AJCA favorable tax adjustment, resulted in a net increase to our fiscal 2006 income tax provision and a corresponding decrease in fiscal 2006 net earnings of approximately $35 million, or approximately $.16 per diluted common share.

(c) In November 2008, we issued and sold $300.0 million of 7.75% Senior Notes due November 1, 2013 in a public offering. We used the net proceeds of this offering to repay then-outstanding commercial paper balances upon their maturity. In May 2007, we issued and sold $300.0 million of 5.55% Senior Notes due May 15, 2017 and $300.0 million of 6.00% Senior Notes due May 15, 2037 in a public offering. We used the net proceeds of this offering to repay long-term commercial paper, which was used to fund our accelerated stock repurchase program, and to pay transaction fees and expenses related to this offering.

(d) On May 24, 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. During the fourth quarter of fiscal 2010, we recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium, the pro-rata write-off of unamortized terminated interest rate swap, issuance costs and debt discount, and tender offer costs associated with both series of notes.

(e) In April 2006, we completed the sale of certain assets and operations of the reporting unit that marketed and sold Stila brand products. As a result, all consolidated statements of earnings information for all periods presented have been restated for comparative purposes to reflect those reporting units as discontinued operations.

(f) During fiscal 2007, we repurchased 22,461,642 shares of our outstanding common stock, of which 15,960,842 shares were purchased for $750.0 million through an accelerated stock repurchase program with a financial counterparty.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition at June 30, 2010 and our results of operations for the three fiscal years ended June 30, 2010 are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in those financial statements. These estimates and assumptions can be subjective and complex and, consequently, actual results could differ from those estimates. Our most critical accounting policies relate to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill, other intangible assets and long-lived assets, income taxes and derivatives.

Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

REVENUE RECOGNITION

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, Middle East & Africa and Asia/Pacific regions sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at our retail stores. Sales at our retail stores and online are recognized in accordance with a traditional 4-4-5 retail calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. As a result, the retail quarter-end and the fiscal quarter-end may be different by up to six days.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.3%, 4.4% and 4.4% in fiscal 2010, 2009 and 2008, respectively.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and information provided by retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a relationship between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue or support new and existing products.

In the ordinary course of business, we have established an allowance for doubtful accounts and customer deductions based upon the evaluation of accounts receivable aging, specific exposures and historical trends. Our allowance for doubtful accounts and customer deductions is a subjective critical estimate that has a direct impact on reported net earnings. The allowance for doubtful accounts was $34.3 million and $41.4 million as of June 30, 2010 and 2009, respectively. The allowance for doubtful accounts was reduced by $15.8 million, $14.1 million and $10.2 million for customer deductions and write-offs in fiscal 2010, 2009 and 2008, respectively, and increased by $8.7 million, $29.2 million and $13.2 million for additional provisions in fiscal 2010, 2009 and 2008, respectively.

INVENTORY

We state our inventory at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. We believe FIFO most closely matches the flow of our products from manufacture through sale. The reported net value of our inventory includes saleable products, promotional products, raw materials and componentry and work in process that will be sold or used in future periods. Inventory cost includes raw materials, direct labor and overhead, as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred.

We also record an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, we may establish specific reserves for future known or anticipated events.

PENSION AND OTHER POST-RETIREMENT BENEFIT COSTS

We offer the following benefits to some or all of our employees: a domestic trust-based noncontributory qualified defined benefit pension plan ("U.S. Qualified Plan") and an unfunded, non-qualified domestic noncontributory pension plan to provide benefits in excess of statutory limitations (collectively with the U.S. Qualified Plan, the "Domestic Plans"); a domestic contributory defined contribution plan; international pension plans, which vary by country, consisting of both defined benefit and defined contribution pension plans; deferred compensation arrangements; and certain other post-retirement benefit plans.

The amounts needed to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors and select assumptions that we believe reflect the economics underlying our pension and post-retirement obligations. While we believe these assumptions are within accepted industry ranges, an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. For fiscal 2010, we used a discount rate for our Domestic Plans of 6.50% and varying rates on our international plans of between 1.75% and 8.75%. The discount rate for our Domestic Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of our Domestic Plans. For fiscal 2010, we used an expected return on plan assets of 7.75% for our U.S. Qualified Plan and varying rates of between 2.75% and 8.75% for our international plans. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies, see *"Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans"* of Notes to Consolidated Financial Statements for details regarding the nature of our pension and post-retirement plan investments. The difference between actual and expected return on plan assets is reported as a component of accumulated other comprehensive income. Those gains/losses that are subject to amortization over future periods will be recognized as a component of the net periodic benefit cost in such future periods. For fiscal 2010, our pension plans had actual return on assets of approximately $101 million as compared with expected return on assets of approximately $52 million, which resulted in a net deferred gain of approximately $49 million, substantially all of which is currently subject to be amortized over periods ranging from approximately 4 to 26 years. The actual return on assets was primarily related to the performance of equity markets during the past fiscal year.

A 25 basis-point change in the discount rate or the expected rate of return on plan assets would have had the following effect on fiscal 2010 pension expense:

(In millions)	25 Basis-Point Increase	25 Basis-Point Decrease
Discount rate	$(1.5)	$3.3
Expected return on assets	$(1.9)	$1.9

Our post-retirement plans are comprised of health care plans that could be impacted by health care cost trend rates, which may have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates for fiscal 2010 would have had the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest costs	$1.1	$(1.0)
Effect on post-retirement benefit obligations	$9.4	$(9.0)

For fiscal 2011, we are using a discount rate for the Domestic Plans of 5.30% and varying rates for our international plans of between 1.25% and 8.00%. We are using an expected return on plan assets of 7.75% for the U.S. Qualified Plan and varying rates for our international pension plans of between 2.50% and 8.00%. The net change in these assumptions from those used in fiscal 2010 will result in an increase in pension expense of approximately $11.4 million in fiscal 2011. We will continue to monitor the market conditions relative to these assumptions and adjust them accordingly.

GOODWILL, OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

We assess goodwill and other indefinite-lived intangibles at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. We make certain judgments and assumptions in allocating assets and liabilities to determine carrying values for our reporting units. Impairment testing is performed in two steps: (i) we determine impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists to advise us. To determine fair value of the reporting unit, we generally use an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less applicable (e.g., only the income approach would be used for reporting units with existing negative margins). We believe both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.

Under the market approach, we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit.

The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples. The fiscal 2010 compound annual growth rate of sales for the first four to eight years of our projections, as considered appropriate for the individual reporting units, ranged between 3% and 24% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2010. The fiscal 2009 compound annual growth rate of sales for the first eight years of our projections ranged between 6% and 19% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2009. For reporting units with positive earnings, growth in the corresponding earnings before interest and taxes ranged from 9% to 161% in fiscal 2010 as compared with 6% to 46% in fiscal 2009. The terminal growth rates were projected at 3% after four to eight years in fiscal 2010 as compared with 3% after eight years in fiscal 2009, which reflects our estimate of long term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows ranged from 9% to 17% in fiscal 2010 as compared with 11% to 17% in fiscal 2009. The range of market multiples used in our fiscal 2010 impairment testing was from 0.5 to 3 times trailing-twelve-month sales and 9 to 12 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. The range of market multiples used in our fiscal 2009 impairment testing was from 2 to 3 times trailing-twelve-month sales and 10 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. However, a decrease of 30 basis points in our terminal growth rate or an increase of 30 basis points in our weighted-average cost of capital would still result in a fair value calculation exceeding our book value for each of our reporting units, except for the Ojon reporting unit, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Goodwill, Other*

Intangible Assets and Long-Lived Assets." Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

To determine fair value of other indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

INCOME TAXES

We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. As of June 30, 2010, we have current net deferred tax assets of $269.0 million and non-current net deferred tax assets of $104.8 million. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance of $38.5 million for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on our assessments, no additional valuation allowance is required. If we determine that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

We provide tax reserves for federal, state, local and international exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. We assess our tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. We classify applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on our results of operations.

DERIVATIVES

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward contracts and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

Our derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives outstanding as of June 30, 2010 are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in other comprehensive income (loss) ("OCI"). Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

For a discussion on the quantitative impact of market risks related to our derivative financial instruments, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Market Risk."*

QUANTITATIVE ANALYSIS

During the three-year period ended June 30, 2010 there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, operating expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts, inventory obsolescence reserve and income taxes. For fiscal 2010, had these estimates been changed simultaneously by 2.5% in either direction, our reported gross profit would have increased or decreased by approximately $4.8 million, operating expenses would have changed by approximately $0.9 million and the provision for income taxes would have increased or decreased by approximately $1.3 million. The collective impact of these changes on operating income, net earnings attributable to The Estée Lauder Companies Inc., and net earnings attributable to The Estée Lauder Companies Inc. per diluted common share would be an increase or decrease of approximately $5.7 million, $7.0 million and $.03, respectively.

RESULTS OF OPERATIONS

We manufacture, market and sell beauty products including those in the skin care, makeup, fragrance and hair care categories which are distributed in over 150 countries and territories. The following table is a comparative summary of operating results from continuing operations for fiscal 2010, 2009 and 2008 and reflects the basis of presentation described in *"Note 2—Summary of Significant Accounting Policies"* and *"Note 20—Segment Data and Related Information"* of Notes to Consolidated Financial Statements for all periods presented. Products and services that do not meet our definition of skin care, makeup, fragrance and hair care have been included in the "other" category.

YEAR ENDED JUNE 30	**2010**	2009	2008
(In millions)			
NET SALES			
By Region:			
The Americas	**$3,442.1**	$3,421.2	$3,711.5
Europe, the Middle East & Africa	**2,859.3**	2,611.3	3,006.7
Asia/Pacific	**1,510.1**	1,299.4	1,192.6
	7,811.5	7,331.9	7,910.8
Returns associated with restructuring activities	**(15.7)**	(8.1)	–
	$7,795.8	$7,323.8	$7,910.8
By Product Category:			
Skin Care	**$3,227.1**	$2,886.0	$2,996.8
Makeup	**2,978.2**	2,830.9	3,000.4
Fragrance	**1,136.9**	1,150.9	1,432.0
Hair Care	**413.9**	402.4	427.1
Other	**55.4**	61.7	54.5
	7,811.5	7,331.9	7,910.8
Returns associated with restructuring activities	**(15.7)**	(8.1)	–
	$7,795.8	$7,323.8	$7,910.8
OPERATING INCOME (LOSS)			
By Region:			
The Americas	**$ 161.5**	$ 115.2	$ 228.3
Europe, the Middle East & Africa	**500.8**	229.7	433.1
Asia/Pacific	**212.3**	165.2	149.7
	874.6	510.1	811.1
Total charges associated with restructuring activities	**(84.7)**	(91.7)	(0.4)
	$ 789.9	$ 418.4	$ 810.7
By Product Category:			
Skin Care	**$ 434.3**	$ 294.1	$ 405.6
Makeup	**416.8**	279.8	359.4
Fragrance	**26.3**	(60.8)	36.2
Hair Care	**(6.2)**	1.1	11.5
Other	**3.4**	(4.1)	(1.6)
	874.6	510.1	811.1
Total charges associated with restructuring activities	**(84.7)**	(91.7)	(0.4)
	$ 789.9	$ 418.4	$ 810.7

The following table presents certain consolidated earnings data as a percentage of net sales:

YEAR ENDED JUNE 30	**2010**	2009	2008
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**23.5**	25.7	25.2
Gross profit	**76.5**	74.3	74.8
Operating expenses:			
Selling, general and administrative	**65.0**	66.7	64.3
Restructuring and other special charges	**0.8**	1.0	–
Goodwill impairment	**0.2**	0.2	–
Impairment of other intangible and long-lived assets	**0.4**	0.7	0.2
	66.4	68.6	64.5
Operating income	**10.1**	5.7	10.3
Interest expense, net	**1.0**	1.0	0.9
Interest expense on debt extinguishment	**0.3**	–	–
Earnings before income taxes	**8.8**	4.7	9.4
Provision for income taxes	**2.6**	1.6	3.3
Net earnings	**6.2**	3.1	6.1
Net earnings attributable to noncontrolling interests	**(0.1)**	(0.1)	(0.1)
Net earnings attributable to The Estée Lauder Companies Inc.	**6.1%**	3.0%	6.0%

In order to meet the demands of consumers, we continually introduce new products, support new and established products through advertising, sampling and merchandising and phase out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each period. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

We operate on a global basis, with the majority of our net sales generated outside the United States. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations. Therefore, we present certain net sales information excluding the effect of foreign currency rate fluctuations to provide a framework for assessing the performance of our underlying business outside the United States. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency information by translating current-period results using prior-year period weighted average foreign currency exchange rates.

OVERVIEW

We believe that the best way to increase stockholder value is to provide our customers and consumers with the products and services that they have come to expect from us in the most efficient and profitable manner while recognizing their changing shopping habits. To achieve our goal to be the global leader in prestige beauty, we are implementing a long-term strategy to guide the Company through fiscal 2013. The plan has numerous initiatives across regions, product categories, brands and functions that are designed to leverage our strengths, make us more cost efficient and grow our sales.

As part of our strategy, we plan to shift our category mix towards higher margin categories with greater global growth potential. Skin care, our most profitable category, is a strategic priority for our innovation and investment spending, particularly in the Asia/Pacific region. We also plan to strengthen our geographic presence by seeking share growth in large, image-building cities within core markets such as the United States, the United Kingdom, France, Italy and Japan. In addition, we will continue to prioritize efforts to expand our presence and accelerate share growth in emerging markets such as China, Russia, the Middle East and Eastern Europe. While we expect the retail environment in North America to continue to be challenging, we recognize the need to restore profitable growth in our traditional department store channel. We have implemented changes to reshape our organization to meet the needs of the changing retail landscape. Internationally, we plan to achieve profitable growth in European perfumeries and pharmacies and in department stores in Asia, while accentuating our makeup and skin care initiatives to boost our travel retail business and continuing efforts to grow online, specialty retailers and prestige salons. To optimize our portfolio, we will focus on improving our margins and share in our distribution channels. We plan to re-energize certain of our brands through the introduction of products that feature advances in research and technology. At the same time, we will be investing in initiatives to incubate and develop next generation products and brands, as well as driving turnaround brands toward sustainable profitability levels. We intend to leverage our regional organizations to increase effectiveness and efficiencies while utilizing strategic partnerships, alliances and licensing to build scale in research and development, distribution and third-party manufacturing.

During fiscal 2010, the first year of our strategy, our business continued to rebound from the global economic challenges and uncertainties that had a significant impact on our results during the prior fiscal year. Despite these conditions, some of which continue to exist, our results for the year ended June 30, 2010 exceeded our net sales and profitability expectations that we had at the beginning of the fiscal year. These results, in part, stem from stronger net sales, and savings achieved in connection with our multi-faceted cost savings program, including favorable product mix (which reflects our strategic emphasis on skin care products), resizing, restructuring and other cost containment initiatives. The improved net sales reflected growth in our three largest brands, continued strong growth in Asia, a substantial rebound in the Company's travel retail business and a better-than-expected holiday selling season in the United States and the United Kingdom. Net sales also benefited from further favorability in foreign currency translation.

During most of fiscal 2010, we engaged in a more strategically focused approach to spending in light of the global economic downturn and the management of several external potential risks which did not materialize in the current year. This was accomplished, in part, by executing on certain initiatives designed to drive out non-value added costs, optimize productivity and increase financial discipline. Although we remain cautious regarding global economic uncertainties and other risks that may affect our business, we accelerated investment spending behind our brands and key priorities during the latter part of the fiscal year.

In the Americas region, the increase in net sales during the current-year period was primarily attributable to growth in Canada and Latin America. Net sales in the United States benefited from new skin care and makeup product offerings and an increase in sales of certain designer fragrances through self-select outlets. We have also seen an improvement in the net sales of many of our higher-end prestige products, which were negatively impacted by a change in spending patterns of consumers as a result of the economic downturn in the prior year. Offsetting these improvements were lower net sales due to our exit from the global wholesale distribution of the Prescriptives brand. In addition, the U.S. department store channel continues to be negatively impacted by a soft retail environment, low store traffic and competitive pressures, particularly in the fragrance product category. Net sales results in alternative channels within the region were generally mixed. In our freestanding retail stores, net sales growth was fueled by new product launches from M·A·C, partially offset by lower sales resulting from the closing of certain underperforming stores for various brands. We had strong growth in net sales of our products sold over the Internet, while direct response television sales declined.

Our business in Europe, the Middle East & Africa generated a strong net sales increase during fiscal 2010, aided by the favorable impact of foreign currency translation. Sales and profits in our travel retail business have exceeded our expectations as a result of successful product launches, higher global airline passenger traffic, select trade re-stocking and new points of distribution. The travel retail business has also begun to reap the benefits of the implementation of many programs designed to enhance the consumer's High-Touch experience. Our High-Touch approach promotes the total value we offer, by leveraging our in-person and virtual assets, as well as merchandising and education, to provide a customized consumer experience. Net sales in most markets also increased during the current year, reflecting an improving retail environment, new product launches and rebounding sales from many of our higher-end prestige products. Despite these positive results, the impact of the global economic uncertainties are still being felt in certain countries where there remain soft retail environments, select retailer destocking and tight working capital management activities by retailers.

At this time, our business in the Asia/Pacific region has been least affected by the global economic uncertainties, with net sales growing in all countries in the region, several of which reflected significant favorable impact of foreign currency translation. Net sales in China rose at a fast pace as we continue our growth in this emerging market. New skin care product launches and an improving retail environment helped most countries in the region generate strong net sales increases during fiscal 2010. Our business in Japan continued to be challenging due to difficult economic conditions, as reported net sales increases were generated by the strengthening of the Japanese yen.

Looking ahead to fiscal 2011, we believe we have a strong, diverse brand portfolio with global reach and potential. We have a history of outstanding creativity, innovation and entrepreneurship, and initial successes in expanding our High-Touch service model beyond department stores, and believe we have a passionate, highly-talented workforce to help us achieve our long-term strategy. Our balance sheet, cash flows and gross margin are strong. However, we continue to operate in a challenging environment. We have a number of areas to improve, including further enhancements to our cost structure, sharing operational best practices internally, increasing traffic to where our products are sold, and further diversification of distribution channels.

CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within our organization, in February 2009, we announced the implementation of a multi-faceted cost savings program (the "Program") to position the Company to achieve long-term profitable growth. We anticipate the Program will result in related restructuring and other special charges, inclusive of cumulative charges recorded to date and over the next few fiscal years, totaling between $350 million and $450 million before taxes.

We expect that the implementation of this Program, combined with other on-going cost savings efforts, will result in savings of approximately $450 million to $550 million (beginning with approximately $360 million of savings in fiscal 2010) including the reduction of certain costs relative to an assumed normalized spending pattern. Our long-range forecast for operating margin reflects these anticipated savings, net of strategic investments.

The Program focuses on a redesign of our organizational structure in order to integrate the Company in a more cohesive way and operate more globally across brands and functions. A principal aspect of the Program is the reduction of the workforce by approximately 2,000 employees. Specific actions taken during the year ended June 30, 2010 included:

- Resize and Reorganize the Organization—We continued the realignment and optimization of our organization to better leverage scale, improve productivity and reduce complexity in each region and across various functions. This included reduction of the workforce which occurred through the consolidation of certain functions through a combination of normal attrition and job eliminations.
- Turnaround or Exit Unprofitable Operations—To improve the profitability in certain of our brands and regions, we have selectively exited certain channels of distribution, categories and markets. During the first quarter of fiscal 2010, we approved the exit from the global wholesale distribution of our Prescriptives brand, which was completed during the fiscal year. In connection with these activities, we recorded a reserve for product returns, wrote off inventory and incurred costs to reduce workforce and other exit costs. Also during fiscal 2010, we approved a restructuring initiative that included the reformulation of Ojon brand products.
- Outsourcing—In order to balance the growing need for information technology support with our efforts to provide the most efficient and cost effective solutions, we continued the outsourcing of certain information technology processes. We incurred costs to transition services to an outsource provider.

The following table presents aggregate restructuring charges related to the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Fiscal 2009	$60.9	$ 4.2	$3.4	$1.8	$ 70.3
Fiscal 2010	29.3	11.0	2.3	6.2	48.8
Charges recorded through June 30, 2010	$90.2	$15.2	$5.7	$8.0	$119.1

The total amount of restructuring charges expected to be incurred (including those recorded as set forth in the table above), plus other initiatives approved through August 17, 2010, include approximately $112 million to $113 million for employee-related costs, approximately $18 million in asset write-offs, which includes $8.8 million related to the impairment of other intangible assets, and approximately $23 million of contract terminations and other exit costs.

The following table presents accrued restructuring and the related activity under the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Charges	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	51.6	—	2.9	0.2	54.7
Charges	29.3	11.0	2.3	6.2	48.8
Cash payments	(49.5)	—	(5.1)	(6.0)	(60.6)
Non-cash write-offs	—	(11.0)	—	—	(11.0)
Translation adjustments	(0.8)	—	—	—	(0.8)
Balance at June 30, 2010	$ 30.6	$ —	$ 0.1	$ 0.4	$ 31.1

Accrued restructuring charges at June 30, 2010 are expected to result in cash expenditures funded from cash provided by operations of approximately $25 million and $6 million in fiscal 2011 and 2012, respectively.

We recorded other special charges in connection with the implementation of the Program for the years ended June 30, 2010 and 2009 of $12.3 million and $10.1 million, respectively, related to consulting, other professional services, and accelerated depreciation. The total amount of other special charges expected to be incurred to implement these initiatives, including those recorded through June 30, 2010 plus other initiatives approved through August 17, 2010 is approximately $41 million. For the year ended June 30, 2010, and primarily related to the exit from the global wholesale distribution of Prescriptives products, we recorded $15.7 million reflecting sales returns (less a related cost of sales of $2.5 million) and a write-off of inventory associated with exiting unprofitable operations of $10.4 million. For the year ended June 30, 2009, we recorded $8.1 million reflecting sales returns (less a related cost of sales of $1.2 million) and a write-off of inventory of $8.0 million associated with exiting unprofitable operations. The total amounts expected to be incurred, including those recorded through June 30, 2010 plus other initiatives approved through August 17, 2010 is between $35 million and $39 million related to sales returns and approximately $15 million related to inventory write-offs.

Total charges associated with restructuring activities included in operating income for the years ended June 30, 2010 and 2009 was $84.7 million and $91.7 million, respectively.

GOODWILL, OTHER INTANGIBLE ASSET AND LONG-LIVED ASSET IMPAIRMENTS

During the second quarter of fiscal 2010, the Darphin reporting unit identified issues related to the planned streamlining of its distribution process, resulting in revisions to its internal forecasts. We concluded that these changes in circumstances in the Darphin reporting unit triggered the need for an interim impairment test of its trademark and goodwill. We determined that the trademark was impaired, with fair value estimated based upon the relief-from-royalty method, and therefore recorded an impairment charge of $5.8 million, at the exchange rate in effect at that time, in the skin care product category and in the Europe, the Middle East & Africa region. After adjusting the carrying value of the trademark, we completed step one of the impairment test for goodwill and concluded that the fair value of the Darphin reporting unit was substantially in excess of its carrying value including goodwill. The fair value of the reporting unit was based upon the income approach, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows.

During the second quarter of fiscal 2010, the Ojon reporting unit altered and delayed certain components of its future expansion plans, resulting in revisions to its internal forecasts. We concluded that these changes in circumstances in the Ojon reporting unit triggered the need for an interim impairment review of its goodwill and trademark. Additionally, these changes in circumstances were also an indicator that the carrying amount of the product formulation intangible asset and customer list may not be recoverable. We performed an interim impairment test for the trademark and a recoverability test for the product formulation intangible asset and customer list as of December 31, 2009. For the product formulation intangible asset, we concluded that the carrying amount of this asset was recoverable. However, for the Ojon trademark and customer list, we concluded that the carrying values exceeded their estimated fair values, which were determined based on the application of a royalty rate to discounted projected future cash flows ("relief-from-royalty method") for the trademark and discounted projected future cash flows for the customer list. As a result, we recognized asset impairment charges of $6.0 million for the trademark and $17.2 million for the customer list, at the exchange rate in effect at that time. After adjusting the carrying value of the trademark and customer list, we completed an interim impairment test for goodwill and recorded a goodwill impairment charge related to the Ojon reporting unit of $16.6 million at the exchange rate in effect at that time. The fair value of the reporting unit was based upon weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. These impairment charges were reflected in the hair care and skin care product categories and in the Americas region.

During the fourth quarter of fiscal 2010, we approved a restructuring initiative that included the reformulation of Ojon brand products. We concluded that this change in the formulation was an indicator that the carrying amount of the product formulation intangible asset may not be recoverable. We performed an impairment test of the product formulation intangible asset and concluded that the carrying value of this intangible asset exceeded its estimated fair value, which was determined based on discounted projected future cash flows. As a result, we recognized an asset impairment charge of $8.8 million, which is included in Restructuring and other special charges in the consolidated statement of earnings.

As of our annual step-one goodwill impairment test on April 1, 2010, the closest margin for fair value exceeding carrying value was approximately 1% for the Ojon reporting unit. As of June 30, 2010, the carrying value of goodwill related to the Ojon reporting unit was $28.0 million.

The fair value of the reporting unit was based upon weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. The key assumptions that were used to determine the estimated fair value of the reporting unit were predicated on planned new market initiatives, including the rollout of reformulated product lines and expanded international distribution. If such plans do not materialize, if there is a delay in new market initiatives, or if there is a decline in the business environment in which this reporting unit operates, a resulting change in the key assumptions, including a decrease in the terminal value or increase in the discount rate, could have a negative impact on the estimated fair value of the reporting unit and it is possible we could recognize an impairment charge in the future. All other reporting units' fair values substantially exceeded their respective carrying values.

As of our annual indefinite-lived asset impairment test on April 1, 2010, we determined that the fair values of two trademarks were equal to their carrying values. As of June 30, 2010, the carrying values of these trademarks were $19.0 million and $17.0 million. The fair values of these trademarks were based upon the relief-from-royalty method. The key assumptions that were used to determine the estimated fair value of one trademark were predicated on expanded distribution in the salon channel and into other channels. The key assumptions that were used to determine the estimated fair value of the other trademark were predicated on planned new market initiatives, including the rollout of reformulated product lines and expanded international distribution. If such plans do not materialize, if there is a delay in new market initiatives, or if there is a decline in the business environment, a resulting change in the key assumptions could have a negative impact on the estimated fair values of these trademarks and it is possible we could recognize an impairment charge in the future. The fair values of all other indefinite-lived intangible assets substantially exceeded their respective carrying values.

During the fourth quarter of fiscal 2010, we recorded non-cash impairment charges of $2.7 million to reduce the net carrying value of certain retail store and counter assets to their estimated fair value, which was determined based on discounted projected future cash flows. Lower than expected operating cash flow performance relative to the affected assets, revisions in internal forecasts and the impact of the current economic environment on their projected future results of operations indicated that the carrying value of the related long-lived assets were not recoverable. These long-lived asset impairment charges primarily related to the Company's skin care and makeup businesses in the Americas and the Europe, Middle East and Africa regions and are included in Impairment of other intangible and long-lived assets in the consolidated statements of earnings.

Although our financial performance reflected improved economic conditions, we expect global economic uncertainties to continue to impact our business. As the duration and magnitude of the volatility of the current economic conditions remain uncertain, we will continue to monitor and evaluate the potential impact on our business and on our interim and annual impairment testing. Accordingly, it is possible that we would recognize an impairment charge in the future with respect to goodwill, other intangible assets and long-lived assets.

IMPACT OF RECENT ECONOMIC EVENTS IN VENEZUELA

Cumulative inflation in Venezuela has exceeded 100% over the three-year period ended December 31, 2009, as measured using the blended Consumer Price Index/National Consumer Price Index. As a result, Venezuela has been designated as a highly inflationary economy effective January 1, 2010 and, as such, the U.S. dollar has become the functional currency of our subsidiary in Venezuela. Prior to being designated as highly inflationary, we translated the financial statements of our subsidiary in Venezuela using the official exchange rate of 2.15. Beginning January 1, 2010, currency remeasurement adjustments for this subsidiary's financial statements and other transactional foreign exchange gains and losses were reflected in earnings. Translation adjustments that were recorded through December 31, 2009 (prior to being designated as highly inflationary) remain in equity as part of other comprehensive income.

On January 8, 2010, the Venezuelan government announced the devaluation of its currency from an official exchange rate of 2.15 bolivars per U.S. dollar to a dual-rate regime of 2.60 bolivars per U.S. dollar for goods deemed "essential" and 4.30 bolivars per U.S. dollar for most other imports and repatriation of dividends by foreign investors (the "official rate"). From January 2010 through May 2010, we remeasured bolivar-denominated monetary assets and liabilities at the official exchange rate of 4.30 bolivars per U.S. dollar, as none of our transactions fell into the essential classification. In June 2010, the Venezuelan government created a third, officially-sanctioned exchange rate based on trading bands determined by the Central Bank of Venezuela. In light of the Venezuelan government's recent actions, we determined that the settlement of bolivar-denominated transactions could only be achieved using the third officially-sanctioned rate. Accordingly, beginning June 1, 2010, the bolivar-denominated monetary assets and liabilities of our subsidiary in Venezuela were remeasured at the third officially-sanctioned rate, which was 5.30 bolivars per U.S. dollar at June 30, 2010. Concurrent with the establishment of the third officially-sanctioned rate, the Venezuelan government also instituted a cap on companies exchanging bolivars for U.S. dollars of $350,000 per month. While these sanctions do not have an immediate significant impact on our ability to do business in Venezuela, they may limit our growth opportunities there in the future.

As a result of the change to highly inflationary accounting, the prior use of different translating and remeasuring exchange rates for U.S. dollar-denominated net liabilities, and the devaluation of the bolivar and remeasurement at the third officially-sanctioned rate, we recorded higher costs and net charges of approximately $9 million for the year ended June 30, 2010. This amount includes increased cost of sales associated with historical dollar costs of inventory. As of June 30, 2010, our subsidiary in Venezuela had approximately $4 million of net monetary assets denominated in bolivars. We do not expect the change to highly inflationary accounting to have a significant impact on our ongoing future consolidated net sales or operating income since we expect to derive less than 1% of our future consolidated net sales and operating income from our business in Venezuela.

IMPACT OF NEW FEDERAL LEGISLATION

The Patient Protection and Affordable Care Act (the "PPACA") became law on March 23, 2010, and on March 30, 2010 the Health Care and Education Reconciliation Act of 2010 ("H.R. 4872") became law, which makes various amendments to certain aspects of the PPACA. Certain of the provisions of this legislation that became effective during fiscal 2010 did not have a material impact on our consolidated financial statements. The potential impact of other facets of the legislation that are not yet effective, but applicable to our post-retirement benefit plans, was evaluated and determined to not have a material impact to our consolidated financial statements. We will continue to monitor the issuance of further health care reform guidance from regulators to determine the potential impact on our business and consolidated financial statements, if any.

COMPLIANCE ASSURANCE PROGRAM

During the third quarter of fiscal 2010, we accepted an invitation from the U.S. Internal Revenue Service (the "IRS") to join the Compliance Assurance Program ("CAP") beginning with the fiscal year ending June 30, 2011. The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of income tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations.

FISCAL 2010 AS COMPARED WITH FISCAL 2009

NET SALES

Net sales increased 6%, or $472.0 million, to $7,795.8 million, reflecting increases in Asia/Pacific and Europe, the Middle East & Africa, and, to a lesser extent, the Americas. Net sales increases in the skin care, makeup and hair care product categories were partially offset by declines in the fragrance category. Excluding the impact of foreign currency translation, net sales increased 5%. The following discussions of Net Sales by *Product Categories and Geographic Regions* exclude the impact of returns associated with restructuring activities of $15.7 million recorded during the current year. We believe the following analysis of net sales better reflects the manner in which we conduct and view our business.

Product Categories

Skin Care Net sales of skin care products increased 12%, or $341.1 million, to $3,227.1 million, primarily reflecting our strategic focus on growing this category through creativity and innovation, particularly high growth segments, such as products that address the visible signs of aging. The recent launches of Advanced Night Repair Synchronized Recovery Complex, Advanced Night Repair Eye Synchronized Complex, and Hydrationist Maximum Moisture Crème and Lotion from Estée Lauder contributed incremental sales of approximately $247 million, combined. Also contributing to the category were the introductions of Even Better Clinical Dark Spot Corrector, Youth Surge Night Age Decelerating Night Moisturizer, and Even Better Skin Tone Correcting Moisturizer SPF 20 from Clinique, and The Regenerating Serum from La Mer, of approximately $88 million, combined. Higher sales from existing products in Clinique's 3-Step Skin Care System and the Re-Nutriv line of products from Estée Lauder contributed approximately $31 million to the increase. These increases were partially offset by approximately $92 million of lower sales from existing products in the Advanced Night Repair and Perfectionist lines from Estée Lauder and in the Superdefense line from

Clinique. Excluding the impact of foreign currency translation, skin care net sales increased 9%.

Makeup Makeup net sales increased 5%, or $147.3 million, to $2,978.2 million, primarily reflecting an increase of approximately $135 million from our makeup artist brands, driven by higher net sales outside the United States. The recent launches of Even Better Makeup SPF 15 and Superbalanced Powder Makeup SPF 15 from Clinique and Resilience Lift Extreme Radiant Lifting Makeup SPF 15 from Estée Lauder, as well as higher sales of Double Wear Foundation from Estée Lauder and Vitamin C Lip Smoothie Antioxidant Lip Colour from Clinique, contributed approximately $74 million, combined, to the increase. These increases were partially offset by lower sales of Prescriptives products due to the exit from the global wholesale distribution of the brand, as well as lower sales of High Impact Lip Color SPF 15 from Clinique and Artist's Eye Pencils from Estée Lauder of approximately $50 million, combined. During the current year, we undertook an initiative to identify certain underperforming stock keeping units ("SKU") for the purposes of evaluating their relevance to our long-term perfumery strategy in the Europe, the Middle East & Africa region. Based on this evaluation, we decided to discontinue certain of these products in perfumeries and recorded a charge of approximately $27 million to reflect the anticipated returns of makeup products from participating retailers, subject to our returns approval policy. Excluding the impact of foreign currency translation, makeup net sales increased 4%.

Fragrance Net sales of fragrance products decreased 1%, or $14.0 million, to $1,136.9 million. This decline was largely due to lower sales of certain designer fragrances, of which approximately $54 million was attributable to DKNY Delicious Night, Hilfiger Men, Sean John Unforgivable Woman, Sean John Unforgivable and DKNY Men. Also contributing to the decrease were lower sales of Estée Lauder Sensuous and Clinique Happy of approximately $15 million, combined. These declines were partially offset by incremental sales from the recent launches of pure DKNY, Very Hollywood Michael Kors and DKNY Delicious Candy Apples, as well as higher sales of DKNY Be Delicious Fresh Blossom, of approximately $53 million, combined. The decrease in net sales was due in part to a more strategically focused approach to investment spending in this category. Excluding the impact of foreign currency translation, fragrance net sales decreased 2%.

Hair Care Hair care net sales increased 3%, or $11.5 million, to $413.9 million, primarily reflecting an increase in net sales of certain styling and hair color products, the recent launches of Smooth Infusion Glossing Straightener and Control Force from Aveda and sales generated from expanded distribution outside the United States. This increase was partially offset by lower net sales in North America resulting from a soft salon retail environment and the closing of certain underperforming freestanding retail stores. Excluding the impact of foreign currency translation, hair care net sales increased 2%.

Geographic Regions

Net sales in the Americas increased 1%, or $20.9 million, to $3,442.1 million. This increase was primarily attributable to higher net sales of approximately $39 million in Canada and Latin America, reflecting a better-than-expected holiday selling season, new points of distribution and the favorable impact of foreign currency translation. In the United States, net sales increases of Clinique skin care products, various designer fragrances and from our makeup artist brands were partially offset by lower sales of various Estée Lauder fragrances and from our hair care brands. Together with the impact of the exit from the global wholesale distribution of the Prescriptives brand, all of these factors resulted in lower net sales in the United States of approximately $10 million. Despite restocking to more normal levels by certain retailers, economic conditions in the Americas region, particularly in the department store channel, have negatively impacted our business. Ongoing challenges faced by certain of our department store customers in the United States may continue to affect our net sales for the short and medium term. To address these concerns, we are introducing new High-Touch concepts and working with retailers in the channel to improve consumer traffic. Excluding the impact of foreign currency translation, net sales in the Americas were flat as compared with the prior year.

In Europe, the Middle East & Africa, net sales increased 9%, or $248.0 million, to $2,859.3 million, reflecting growth from travel retail and from virtually all countries in the region and in each product category. This reflects our strategy to strengthen our geographic presence and to succeed in the travel retail channel. The region also benefited from the favorable impact of foreign currency translation. Net sales increases of approximately $250 million were driven by our travel retail business, the United Kingdom, Russia, South Africa, Germany and Turkey, reflecting an improved retail environment, successful launches of skin care products and higher combined sales from our makeup artist brands. The net sales improvement in our travel retail business also reflected a favorable comparison to the prior year due to an increase in global airline passenger traffic, new points of distribution, select customer restocking and benefits of programs designed to enhance the consumer's High-Touch experience. Partially offsetting these increases were lower net sales of approximately $13 million in the Balkans, primarily reflecting the economic situation in Greece. We continue to experience select customer destocking in continental Europe. During the current year, we undertook an initiative to identify certain underperforming SKUs for the purposes of evaluating their relevance to our long-term perfumery strategy. Based on this evaluation, we decided to discontinue certain of these products in perfumeries and recorded a charge of approximately $31 million to reflect the anticipated returns of these products from participating retailers, subject to our returns approval policy. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa increased 8%.

Net sales in Asia/Pacific increased 16%, or $210.7 million, to $1,510.1 million, reflecting growth from all countries in the region and each product category. This reflects our strategy to strengthen and expand our geographic presence in Asia, particularly in China. The region also benefited from the favorable impact of foreign currency translation. Approximately $184 million of this increase was generated in China, Korea, Hong Kong, Australia and Taiwan primarily reflecting strong sales of skin care products. Australia and Korea also benefited significantly from foreign currency translation. Our business in Japan continued to be challenged due to difficult economic conditions, as reported net sales increases were generated from the strengthening of the Japanese yen. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 10%.

Although our financial performance reflected improved economic conditions in certain geographies, we expect the global economic uncertainties to continue to impact our business. We cannot predict with certainty the magnitude or duration of the impact or how it will vary across each of our geographic regions.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales decreased to 23.5% as compared with 25.7% in the prior year. This improvement primarily reflected our efforts in connection with the Program, including favorable changes in the mix of our business of approximately 70 basis points, a decrease in obsolescence charges of approximately 60 basis points and favorable manufacturing variances of 40 basis points. Also contributing to the improvement in cost of sales margin were the favorable comparison to the prior year when we recorded excess overhead costs that were not expected to be recovered of approximately 30 basis points, and the favorable effect of exchange rates and a decrease in the timing and level of promotional activities of approximately 10 basis points, each.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of potential new brands or channels of distribution which have margin and product cost structures different from those of our current mix of business.

OPERATING EXPENSES

Operating expenses as a percentage of net sales decreased to 66.4% as compared with 68.6% in the prior year, and reflects the impact of the strong growth in net sales during fiscal 2010. This improvement primarily reflected lower selling, shipping, general and administrative costs as a percentage of net sales of approximately 180 basis points due to various cost containment efforts implemented as part of the Program and a strategically focused approach to spending, lower charges associated with restructuring activities of 30 basis points, the favorable comparison to the prior year related to other intangible asset impairment charges of approximately 20 basis points and lower net losses from foreign exchange transactions of approximately 10 basis points. Partially offsetting these improvements were higher strategic investment spending of approximately 10 basis points and higher advertising, sampling and merchandising costs of approximately 10 basis points.

Changes in advertising, sampling and merchandising spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

OPERATING RESULTS

Operating income increased 89%, or $371.5 million, to $789.9 million. Operating margin improved to 10.1% of net sales as compared with 5.7% in the prior year, reflecting our strategy to drive out non-value-added costs and increase financial discipline. This, along with relatively strong net sales growth, resulted in a higher gross margin and the decrease in our operating expense margin as previously discussed. While operating results improved dramatically from fiscal 2009, we do not expect the same levels of year-over-year improvements to continue. The following discussions of Operating Results by *Product Categories* and *Geographic Regions* exclude the impact of total charges associated with restructuring activities of $84.7 million, or 1.1% of net sales, in fiscal 2010 and $91.7 million, or 1.3% of net sales, in fiscal 2009. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business.

Product Categories

All product categories benefited from initiatives we implemented as part of the Program including a more strategically focused approach to spending, as well as significant improvement in cost of sales from favorable product mix and enhanced inventory management. Skin care operating income increased 48%, or $140.2 million, to $434.3 million, primarily reflecting improved results from certain of our heritage brands driven by increased net sales primarily from recently-launched products with higher margins. While the current year skin care results reflected charges of approximately $11 million related to goodwill, other intangible asset and long-lived asset impairments, it was a favorable comparison to the prior year when we recorded similar charges of approximately $36 million. Makeup operating income increased 49%, or $137.0 million, to $416.8 million, primarily reflecting improved results from certain of our heritage brands and from our makeup artist brands. The operating results for the makeup category also reflected the majority of the impact of the charge related to the discontinuation of certain SKUs, as previously discussed, which reflects the anticipated returns, as well as the write-off of related inventory on hand of approximately $30 million, combined. Fragrance operating results improved over 100%, or $87.1 million, from a loss in the prior fiscal year to $26.3 million, primarily reflecting higher net sales of designer fragrances, a more strategically focused approach to spending reflecting our strategy to improve profitability, and a favorable comparison to the prior year when we recorded approximately $13 million of other intangible asset impairment charges. Hair care operating results decreased over 100% or $7.3 million, to a loss of $6.2 million, primarily reflecting higher goodwill and other intangible asset impairments of approximately $27 million, partially offset by net sales growth outside the United States, the closing of certain underperforming retail stores in the prior year and savings generated from cost containment initiatives.

Geographic Regions

Operating results in each of our geographic regions benefited from the initiatives we implemented as part of the Program and a more strategically focused approach to spending, as well as significant improvement in cost of sales from favorable product mix and enhanced inventory management, resulting in significant improvements in their operating income.

Operating income in the Americas increased 40%, or $46.3 million, to $161.5 million, driven by the Program and a more measured approach to spending, particularly from our heritage brands and our makeup artist brands. The increase also reflected a favorable comparison to the prior year when we recorded an excess overhead charge and a charge related to the degradation of a certain retailer of approximately $27 million, combined. The increase in profitability was partially offset by lower net sales from the exit of the wholesale distribution of Prescriptives products, higher charges for goodwill, other intangible asset and long-lived asset impairments, and the impact of the recent economic events in Venezuela, as previously discussed.

In Europe, the Middle East & Africa, operating income increased over 100%, or $271.1 million, to $500.8 million, reflecting improvements in travel retail and virtually all countries in the region. Higher results from our travel retail business and in Spain, Russia, the United Kingdom, Italy, France and Germany totaled approximately $243 million. While the current year results reflected a charge of approximately $6 million related to other intangible asset impairment, it was a favorable comparison to the prior year when we recorded goodwill and other intangible asset impairment charges of approximately $25 million. In addition, as previously discussed, we recorded a charge in fiscal 2010 related to the discontinuation of certain SKUs which reflects the anticipated returns, as well as the write-off of related inventory on hand of approximately $34 million, combined.

In Asia/Pacific, operating income increased 29%, or $47.1 million, to $212.3 million. Virtually all countries in the region reported higher operating results, led by Hong Kong, China, Japan, Taiwan, and Australia, which combined for approximately $39 million of the improvement.

INTEREST EXPENSE, NET

Net interest expense was $74.3 million as compared with $75.7 million in the prior year. Interest expense decreased primarily due to lower average debt balances and lower average interest rates on borrowings. This change was partially offset by lower interest income due to lower average investment rates, partially offset by higher average investment balances.

INTEREST EXPENSE ON DEBT EXTINGUISHMENT

During the fourth quarter of fiscal 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. We recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium of $24.2 million, the pro-rata write-off of $2.4 million of unamortized terminated interest rate swap, issuance costs and debt discount, and $0.7 million in tender offer costs associated with both series of notes.

PROVISION FOR INCOME TAXES

The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate differs from statutory rates primarily due to the effect of state and local income taxes, tax rates in foreign jurisdictions and income tax reserve adjustments, which represent changes in our net liability for unrecognized tax benefits including tax settlements and lapses of the applicable statutes of limitations. Our effective tax rate will change from year to year based on recurring and non-recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax reserve adjustments, the ultimate disposition of deferred tax assets relating to stock-based compensation and the interaction of various global tax strategies.

The effective rate for income taxes for the year ended June 30, 2010 was 29.9% as compared with 33.8% in the prior year. The decrease in the effective income tax rate of 390 basis points was primarily attributable to tax reserve adjustments including favorable tax settlements as well as lapses of statutes of limitations partially offset by a higher effective tax rate related to our foreign operations.

NET EARNINGS ATTRIBUTABLE TO THE ESTÉE LAUDER COMPANIES INC.

Net earnings attributable to The Estée Lauder Companies Inc. as compared with fiscal 2009 increased over 100%, or $259.9 million, to $478.3 million and diluted net earnings per common share increased over 100% from $1.10 to $2.38. The results in the current year include the impact of total charges associated with restructuring activities of $55.9 million, after tax, or $.28 per diluted common share and interest expense on debt extinguishment of $17.5 million, after tax, or $.09 per diluted common share. The results in fiscal 2009 include the impact of total charges associated with restructuring activities of $61.7 million, after tax, or $.31 per diluted common share.

FISCAL 2009 AS COMPARED WITH FISCAL 2008

NET SALES

Net sales decreased 7%, or $587.0 million, to $7,323.8 million, reflecting declines in each of our major product categories. Net sales decreases in Europe, the Middle East & Africa and the Americas reflected customer destocking in all of our major product categories. These declines were partially offset by growth in Asia/Pacific. Excluding the $389.4 million impact of foreign currency translation, net sales decreased 2%. The following discussions of Net Sales by *Product Categories and Geographic Regions* exclude the impact of returns associated with restructuring activities of $8.1 million incurred in fiscal 2009. We believe the following analysis of net sales better reflects the manner in which we conduct and view our business.

Product Categories

Skin Care Net sales of skin care products decreased 4%, or $110.8 million, to $2,886.0 million, primarily reflecting declines in net sales from our heritage brands. Despite the difficult economic environment and the unfavorable impact of foreign currency translation, we continued to enhance select product lines to address the needs of our consumers. The fiscal 2009 launches of Perfectionist [CP+] Wrinkle Lifting Serum and the new Time Zone line of moisturizing products from Estée Lauder and Superdefense SPF 25 Age Defense Moisturizer and Youth Surge SPF 15 Age Decelerating Moisturizer from Clinique contributed incremental sales of approximately $181 million, combined. While these product launches contributed favorably to the category, they were partially offset by lower sales from other existing products in the Perfectionist, Idealist and Re-Nutriv lines from Estée Lauder and the Superdefense and Repairwear lines from Clinique of approximately $163 million, combined. Net sales of most other product lines in this category also experienced declines, particularly in Europe, the Middle East & Africa and the Americas, partially offset by double-digit growth in Asia/Pacific. Excluding the impact of foreign currency translation, skin care net sales increased 2%.

Makeup Makeup net sales decreased 6%, or $169.5 million, to $2,830.9 million, primarily reflecting lower net sales from our heritage brands of approximately $162 million. Lower net sales in the makeup product category also reflected a net decrease from our makeup artist brands of approximately $14 million, driven by the Americas region, partially offset by additional points of distribution internationally. These declines were mitigated in part by fiscal 2009 product launches of reformulated Superfit Makeup and High Impact Lip Colour SPF 15 from Clinique, as well as Estée Lauder Signature Blush, which contributed incremental sales to the category of approximately $82 million, combined. Excluding the impact of foreign currency translation, makeup net sales decreased 1%.

Fragrance Net sales of fragrance products decreased 20%, or $281.1 million, to $1,150.9 million. This decline was largely due to lower sales of designer fragrances, of which approximately $181 million was attributable to certain DKNY, Tommy Hilfiger and Sean John fragrances. Also contributing to the decrease were lower sales of certain Estée Lauder and Clinique fragrances of approximately $132 million, combined. The fiscal 2009 launches of Estée Lauder Sensuous, Hilfiger Men, the new DKNY Men fragrance and I Am King Sean John partially offset these declines by collectively contributing sales of approximately $88 million to the category. Excluding the impact of foreign currency translation, fragrance net sales decreased 14%.

Hair Care Hair care net sales decreased 6%, or $24.7 million, to $402.4 million, primarily reflecting a soft salon retail environment and a reduction in points of distribution in the United States. Net sales were also negatively impacted as a result of the conclusion of a hotel amenities program in the third quarter of fiscal 2008. These declines were partially offset by incremental sales of approximately $13 million from new products, such as Dry Remedy Shampoo and Conditioner and the Sun Care line of products from Aveda. The category also benefited from improved sales of hair color products, as well as an increase in points of distribution outside of the United States, including the acquisition of an independent distributor in Australia. Excluding the impact of foreign currency translation, hair care net sales decreased 3%.

Geographic Regions

Net sales in the Americas decreased 8%, or $290.3 million, to $3,421.2 million. Lower net sales in the United States from our heritage and makeup artist brands as well as our hair care businesses contributed approximately $275 million to the decrease. Net sales declines in Canada of approximately $36 million were partially offset by growth in Latin America of approximately $3 million. Net sales in these markets reflected the adverse impact of the strengthening of the U.S. dollar. Economic conditions in the Americas region, particularly in the department store channel, have negatively impacted our businesses. Excluding the impact of foreign currency translation, net sales in the Americas decreased 7%.

In Europe, the Middle East & Africa, net sales decreased 13%, or $395.4 million, to $2,611.3 million, primarily reflecting the unfavorable impact of foreign currency translation. Net sales decreases of approximately $323 million were driven by the United Kingdom, our travel retail business, Spain, France and Italy. These performances reflected retailer destocking and tighter working capital management by certain key retailers. Net sales in our travel retail business also declined due to a significant slowdown in global airline passenger traffic and the impact of weaker currencies in certain key markets. Partially offsetting these decreases were higher net sales of approximately $11 million in the Middle East and Israel. Excluding the impact of foreign currency translation, net sales in Europe, the Middle East & Africa decreased 4%.

Net sales in Asia/Pacific increased 9%, or $106.8 million, to $1,299.4 million, reflecting higher net sales of approximately $109 million in China, Japan and Hong Kong. Net sales growth in China and Hong Kong benefited from the launches of new skin care products while Japan's increase was generated from the strengthening of the Japanese yen. Partially offsetting these increases were lower net sales of approximately $13 million in Australia, New Zealand and Korea, reflecting the strengthening of the U.S. dollar against their respective local currencies. Despite the overall net sales increase in this region, growth has been tempered by a softer retail environment. Excluding the impact of foreign currency translation, Asia/Pacific net sales increased 14%.

We strategically stagger our new product launches by geographic market, which may account for differences in regional sales growth.

COST OF SALES

Cost of sales as a percentage of total net sales increased to 25.7% as compared with 25.2% in fiscal 2008. This change reflected an increase in obsolescence charges of approximately 40 basis points, excess overhead costs that were not recovered due to lower production levels of approximately 30 basis points and the negative effect of exchange rates of approximately 20 basis points. The increase in cost of sales margin also reflected the fiscal 2009 impact of charges associated with restructuring activities and an increase in the level and timing of promotional activities of approximately 10 basis points, each. Partially offsetting these increases were favorable changes in the mix of our business and from other manufacturing variances of approximately 50 basis points and 10 basis points, respectively.

Since certain promotional activities are a component of sales or cost of sales and the timing and level of promotions vary with our promotional calendar, we have experienced, and expect to continue to experience, fluctuations in the cost of sales percentage. In addition, future cost of sales mix may be impacted by the inclusion of new brands or channels of distribution which have margin and product cost structures different from those of our current mix of business.

OPERATING EXPENSES

Operating expenses increased to 68.6% of net sales as compared with 64.5% of net sales in fiscal 2008. In light of the then current economic conditions, we applied various cost-containment measures to maintain expenses in line with our business needs. While the implementation of these initiatives helped reduce total operating expenses as compared with fiscal 2008, the dramatic decline in net sales during fiscal 2009 was the principal factor that negatively impacted our operating expense margin. In addition to the decline in net sales, operating expense margin increased by approximately 110 basis points due to charges associated with restructuring activities, as previously discussed.

During fiscal 2009, we evaluated our goodwill, other intangible assets and long-lived assets based upon certain triggering events as well as our annual impairment test of goodwill and other indefinite-lived intangible assets. Inclusive of the impairment charges incurred during the third quarter of fiscal 2009, we recorded impairment charges of approximately $14 million related to goodwill, approximately $23 million related to trademarks with indefinite lives, approximately $17 million related to other amortizable intangible assets and approximately $9 million related to property, plant and equipment for the fiscal year ended June 30, 2009. The principal factors that contributed to these impairment charges were lower than expected operating cash flow performance relative to the reporting unit and/or affected assets being tested and the impact of the current economic environment on their projected future results of operations. Collectively, these charges resulted in an increase to our operating expense margin of approximately 90 basis points. For further detailed discussion, refer to *"Note 4—Property, Plant and Equipment"* and *"Note 5—Goodwill and Other Intangible Assets"* of Notes to Consolidated Financial Statements.

Despite a reduction in actual selling, advertising, merchandising and sampling spending, operating expense margin increased by approximately 60 basis points driven by the decline in consumer demand in the economic environment. Changes in advertising, merchandising and sampling spending result from the type, timing and level of activities related to product launches and rollouts, as well as the markets being emphasized.

Other factors that contributed to the increase in operating expense margin were higher costs of global information technology systems and infrastructure of approximately 50 basis points, net losses from foreign exchange transactions of approximately 40 basis points, and charges resulting from the degradation of the businesses of certain of our retail customers of approximately 20 basis points.

OPERATING RESULTS

Operating income decreased 48%, or $392.3 million, to $418.4 million. Operating margin decreased to 5.7% of net sales as compared with 10.3% in fiscal 2008, reflecting our lower gross margin and the increase in our operating expense margin as previously discussed. The following discussions of Operating Results by *Product Categories and Geographic Regions* exclude the impact of total charges associated with restructuring activities of $91.7 million, or 1.3% of net sales. We believe the following analysis of operating results better reflects the manner in which we conduct and view our business.

Product Categories

Skin care operating income decreased 27%, or $111.5 million, to $294.1 million and makeup operating income decreased 22%, or $79.6 million, to $279.8 million. The reduced operating results for the skin care and makeup categories primarily reflected the decline in net sales and charges for goodwill, other intangible asset and long-lived asset impairments, as well as the majority of the impact of the excess overhead charge, loss from foreign exchange transactions and certain other operating expenses as described above. Fragrance operating results decreased over 100%, or $97.0 million, to an operating loss of $60.8 million primarily reflecting lower net sales of designer fragrance products and certain fragrances from our heritage brands as well as a charge for intangible asset impairment, which were partially offset by a reduction in selling, advertising, merchandising and sampling spending. Hair care operating income decreased 90%, or $10.4 million, to $1.1 million primarily reflecting lower net sales and a charge for intangible asset impairment.

Geographic Regions

Operating income in the Americas decreased 50%, or $113.1 million, to $115.2 million. This decline reflected charges for goodwill, other intangible asset and long-lived asset impairments, the majority of the impact of the excess overhead charge and the charge related to the degradation of a certain retailer of approximately $66 million, combined. Also contributing to the decline were lower sales experienced by the majority of our businesses in the region due to current economic conditions, partially offset by cost containment and contingency plan efforts.

In Europe, the Middle East & Africa, operating income decreased 47%, or $203.4 million, to $229.7 million. This decrease primarily reflected lower results of approximately $156 million in our travel retail business, Spain, France, Russia, the United Kingdom and Italy, of which approximately $34 million related to charges for goodwill and other intangible asset impairments and the degradation of certain retailers.

In Asia/Pacific, operating income increased 10%, or $15.5 million, to $165.2 million. Most of our affiliates in this region experienced an increase despite a softer retail environment in certain countries. Approximately $20 million of this increase was generated in Hong Kong, China, Korea and Japan. Partially offsetting these improvements were lower results in Australia, Singapore and New Zealand of approximately $5 million, combined.

INTEREST EXPENSE, NET

Net interest expense was $75.7 million as compared with $66.8 million in fiscal 2008. Interest expense increased primarily due to higher average debt balances, which include an additional $300.0 million of senior notes issued in November 2008, partially offset by lower average interest rates on pre-existing borrowings. In addition, interest income decreased primarily due to lower average investment rates.

PROVISION FOR INCOME TAXES

The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local income taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from year to year based on recurring and nonrecurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax audit settlements and the interaction of various global tax strategies.

The effective rate for income taxes for the year ended June 30, 2009 was 33.8% as compared with 34.9% in fiscal 2008. The decrease in the effective income tax rate of 110 basis points was primarily attributable to a favorable settlement with the Appeals Division of the IRS (560 basis points), partially offset by an increase in non-deductible expenses and an increase in state and local income tax expense (450 basis points).

NET EARNINGS ATTRIBUTABLE TO THE ESTÉE LAUDER COMPANIES INC.

Net earnings attributable to The Estée Lauder Companies Inc. as compared with fiscal 2008 decreased 54%, or $255.4 million, to $218.4 million and diluted net earnings per common share declined 54% from $2.40 to $1.10. These results include the impact of total charges associated with restructuring activities of $61.7 million, after tax, or $.31 per diluted common share.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of funds historically have been cash flows from operations, borrowings pursuant to our commercial paper program, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad. At June 30, 2010, we had cash and cash equivalents of $1,120.7 million compared with $864.5 million at June 30, 2009. Our cash and cash equivalents are maintained at a number of financial institutions. As of June 30, 2010, less than 10% of our total cash was insured by governmental agencies. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength and perform ongoing evaluations of these institutions to limit our concentration risk exposure.

Our business is seasonal in nature and, accordingly, our working capital needs vary. From time to time, we may enter into investing and financing transactions that require additional funding. To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under our revolving credit facilities.

On May 24, 2010, we completed a cash tender offer for $130.0 million principal amount of our 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of our 2013 Senior Notes at a tender price of 118.813% of the principal amount. During the fourth quarter of fiscal 2010, we recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium, the pro-rata write-off of unamortized terminated interest rate swap, issuance costs and debt discount, and tender offer costs associated with both series of notes.

Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations, information systems enhancements, capital expenditures, potential stock repurchases, commitments and other contractual obligations on both a near-term and long-term basis.

The effects of inflation have not been significant to our overall operating results in recent years. Generally, we have been able to introduce new products at higher prices or increase prices sufficiently to offset cost increases, which have been moderate.

Credit Ratings

Changes in our credit ratings will likely result in changes in our borrowing costs. Our credit ratings also impact the cost of our revolving credit facility as discussed below. Downgrades in our credit ratings may reduce our ability to issue commercial paper and/or long-term debt and would likely increase the relative costs of borrowing. A credit rating is not a recommendation to buy, sell, or hold securities, is subject to revision or withdrawal at any time by the assigning rating organization, and should be evaluated independently of any other rating. As of August 13, 2010, our commercial paper is rated A-1 by Standard & Poor's and P-1 by Moody's and our long-term debt is rated A with a stable outlook by Standard & Poor's and A2 with a stable outlook by Moody's.

Debt

At June 30, 2010, our outstanding borrowings were as follows:

($ in millions)	Long-term Debt	Short-term Debt	Total Debt
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")[1][7]	$ 296.3	$ —	$ 296.3
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")[2]	197.6	—	197.6
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")[3][7]	338.3	—	338.3
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")[4][7]	230.0	—	230.0
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")[5]	118.3	—	118.3
Promissory note due August 31, 2012[6]	7.3	—	7.3
Turkish lira overdraft facility	—	4.6	4.6
Other borrowings	17.2	18.8	36.0
	$1,205.0	$23.4	$1,228.4

(1) Consists of $300.0 million principal and unamortized debt discount of $3.7 million.

(2) Consists of $200.0 million principal and unamortized debt discount of $2.4 million.

(3) Consists of $300.0 million principal, unamortized debt discount of $0.4 million and a $38.7 million adjustment to reflect the fair value of outstanding interest rate swaps.

(4) Consists of $230.1 million principal and unamortized debt discount of $0.1 million.

(5) Consists of $120.0 million principal, unamortized debt discount of $0.1 million and a $1.6 million adjustment to reflect the remaining termination value of an interest rate swap that is being amortized to interest expense over the life of the debt.

(6) Consists of $6.8 million face value and unamortized premium of $0.5 million. On July 30, 2010, we repaid $3.4 million (plus $0.7 million of accrued interest) at the request of the holder.

(7) As of June 30, 2010, we were in compliance with all restrictive covenants, including limitations on indebtedness and liens, and expect continued compliance.

We have a $750.0 million commercial paper program under which we may issue commercial paper in the United States. At June 30, 2010, there was no commercial paper outstanding. We also have $189.5 million in additional uncommitted credit facilities, of which $10.3 million was used as of June 30, 2010. We do not anticipate difficulties in securing this form of working capital financing.

We have an undrawn $750.0 million senior unsecured revolving credit facility that expires on April 26, 2012. This facility may be used primarily to provide credit support for our commercial paper program, to repurchase shares of our common stock and for general corporate purposes. Up to the equivalent of $250 million of the credit facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. We incurred costs of approximately $0.3 million to establish the facility which will be amortized over the term of the facility. The credit facility has an annual fee of $0.4 million, payable quarterly, based on our current credit ratings. This facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $50.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. As of June 30, 2010, we were in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens, and expect continued compliance. The financial covenant of this facility requires an interest expense coverage ratio of greater than 3:1 as of the last day of each fiscal quarter. The interest expense coverage ratio is defined in the credit agreement as the ratio of Consolidated EBITDA (which does not represent a measure of our operating results as defined under U.S. generally accepted accounting principles) to Consolidated Interest Expense and is calculated as stipulated in the agreement as follows:

Twelve Months Ended June 30, 2010[1]	
($ in millions)	
Consolidated EBITDA:	
Net earnings attributable to	
The Estee Lauder Companies Inc.	$ 478.3
Add:	
Provision for income taxes	205.9
Interest expense, net[2]	101.6
Depreciation and amortization[3]	260.9
Extraordinary non-cash charges[4][5]	69.8
Less:	
Extraordinary non-cash gains[5]	—
	$1,116.5
Consolidated Interest Expense:	
Interest expense, net	$ 101.6
Interest expense coverage ratio	11 to 1

(1) In accordance with the credit agreement, this period represents the four most recent quarters.

(2) Includes interest expense, net and interest expense on debt extinguishment.

(3) Excludes amortization of debt discount, and derivative and debt issuance costs as they are already included in interest expense, net.

(4) Includes goodwill, other intangible asset and long-lived asset impairments and non-cash charges associated with restructuring activities.

(5) As provided for in the credit agreement.

We have a fixed rate promissory note agreement with a financial institution pursuant to which we may borrow up to $150.0 million in the form of loan participation notes through one of our subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by us at the date of each borrowing. At June 30, 2010, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

We have an overdraft borrowing agreement with a financial institution pursuant to which our subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 40.0 million Turkish lira ($25.3 million at the exchange rate at June 30, 2010). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by us at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2010 ($4.6 million at the exchange rate at June 30, 2010) is classified as short-term debt in our consolidated balance sheet.

We have a 1.5 billion Japanese yen ($16.9 million at the exchange rate at June 30, 2010) revolving credit facility that expires on March 31, 2011 and a 1.5 billion Japanese yen ($16.9 million at the exchange rate at June 30, 2010) revolving credit facility that expires on March 31, 2012. The interest rates on borrowings under these credit facilities are based on TIBOR (Tokyo Interbank Offered Rate) plus .45% and .75%, respectively and the facility fees incurred on undrawn balances are 15 basis points and 25 basis points, respectively. At June 30, 2010, no borrowings were outstanding under these facilities.

Total debt as a percent of total capitalization (excluding noncontrolling interest) decreased to 39% at June 30, 2010 from 46% at June 30, 2009, primarily as a result of the debt extinguishment, as previously discussed, coupled with an increase in stockholders' equity, driven by higher net earnings during fiscal 2010.

Cash Flows

Net cash provided by operating activities was $956.7 million, $696.0 million and $690.1 million in fiscal 2010, 2009 and 2008, respectively. The increase in operating cash flows in fiscal 2010 as compared with fiscal 2009 primarily reflected higher net earnings, an increase in accounts payable due to the timing of payments and, to a lesser extent, a decrease in accounts receivable. This increase also reflected higher accrued employee compensation and advertising, merchandising and sampling, partially offset by higher cash paid in fiscal 2010 for restructuring and severance. These changes were partially offset by the building of safety stock for the April 2010 implementation of SAP at our North American manufacturing plants and the prior-year period impact of significant inventory reductions. Also partially offsetting the improvements were higher discretionary pension contributions as described in *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Pension and Post-retirement Plan Funding."* Approximately $60 million of the change in deferred income taxes was offset by a correlative change in noncurrent accrued income taxes, reflecting the balance sheet presentation of unrecognized tax benefits. The increase in operating cash flows in fiscal 2009 as compared with fiscal 2008 primarily reflected a decrease in inventory, due in part to then-planned reductions in SKUs, as well as lower accounts receivable as a result of lower sales and an improvement in days sales outstanding. These activities were partially offset by lower net earnings and an increase in income tax receivables as compared with fiscal 2008, as well as a reduction in cash provided by certain working capital components, including payments for accounts payable and other liabilities.

Net cash used for investing activities was $281.4 million, $339.5 million and $478.5 million in fiscal 2010, 2009 and 2008, respectively. The decrease in investing cash outflows during fiscal 2010 primarily reflected lower acquisition activity in the current year as compared with the acquisitions of Applied Genetics Incorporated Dermatics ("AGI") and businesses engaged in the wholesale distribution and retail sale of Aveda products in the prior year. The change also reflected lower cash payments in the current year related to counters and leasehold improvements. The decrease in investing activities during fiscal 2009 primarily reflected lower capital expenditure activity and the fiscal 2008 acquisition of Ojon Corporation, partially offset by the fiscal 2009 acquisitions of AGI and Aveda distributors.

Net cash used for financing activities was $406.1 million in fiscal 2010, net cash provided by financing activities was $125.8 million in fiscal 2009 and net cash used for financing activities was $78.1 million in fiscal 2008. The change in net cash flows used for financing activities as compared with net cash flows provided by financing activities in fiscal 2009 was primarily driven by the prior year's net proceeds from the issuance of the 2013 Senior Notes and the current year's partial redemption of the 2012 and 2013 Senior Notes. Also contributing to this change was an increase in treasury stock purchases and repayments related to Ojon promissory notes, partially offset by higher cash inflows from stock option exercises and the prior year's repayment of commercial paper borrowings. The fiscal 2009 increase in cash provided by financing activities primarily reflected the issuance of the 2013 Senior Notes and a decrease in treasury stock purchases, partially offset by repayments of outstanding commercial paper.

Dividends

On November 13, 2009, the Board of Directors declared an annual dividend of $.55 per share on our Class A and Class B common stock, of which an aggregate of $109.1 million was paid on December 16, 2009 to stockholders of record at the close of business on November 30, 2009. The annual common stock dividend declared during fiscal 2009 was $.55 per share, of which an aggregate of $108.4 million was paid on December 17, 2008 to stockholders of record at the close of business on December 1, 2008.

Pension and Post-retirement Plan Funding

Several factors influence the annual funding requirements for our pension plans. For the U.S. Qualified Plan, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and subsequent pension legislation, and is not more than the maximum amount deductible for income tax purposes. For each international plan, our funding policies are determined by local laws and regulations. In addition, amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions as detailed in *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates."* The effect of our pension plan funding on future operating results will depend on economic conditions, employee demographics, mortality rates, the number of participants electing to take lump-sum distributions, investment performance and funding decisions.

The unprecedented economic downturn that started in fiscal 2009 created a difficult investment environment. For the U.S. Qualified Plan, we maintain an investment strategy of matching the duration of a substantial portion of the plan assets with the duration of the underlying plan liabilities. This strategy, as well as the recovery of equity investments in fiscal 2010, helped mitigate the negative effects of the downturn and assisted in maintaining a funded ratio of more than 100% as of June 30, 2010. For fiscal 2010 and 2009, there was no minimum contribution to the U.S. Qualified Plan required by ERISA. We made discretionary contributions totaling $39.0 million and $17.0 million to the U.S. Qualified Plan during fiscal 2010 and 2009, respectively. We made a discretionary contribution to our post-retirement plan in the United States of $6.0 million during fiscal 2010. At this time, we do not expect to make cash contributions to the U.S. Qualified Plan or our post-retirement plan in the United States during fiscal 2011. However, as we continue to monitor the performance of our plan assets, we may decide to make discretionary contributions.

For fiscal 2010 and 2009, we made benefit payments under our non-qualified domestic noncontributory pension plan of $7.7 million and $8.1 million, respectively. We expect to make benefit payments under this plan during fiscal 2011 of approximately $8 million. For fiscal 2010 and 2009, we made cash contributions to our international defined benefit pension plans of $68.2 million and $41.8 million, respectively. We expect to make contributions under these plans during fiscal 2011 of approximately $21 million.

Commitments and Contingencies

Certain of our business acquisition agreements include "earn-out" provisions. These provisions generally require that we pay to the seller or sellers of the business additional amounts based on the performance of the acquired business. Since the size of each payment depends upon performance of the acquired business, we do not expect that such payments will have a material adverse impact on our future results of operations or financial condition.

For additional contingencies refer to **Legal Proceedings** in "Note 14—Commitments and Contingencies" of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table summarizes scheduled maturities of our contractual obligations for which cash flows are fixed and determinable as of June 30, 2010:

		Payments Due in Fiscal					
	Total	2011	2012	2013	2014	2015	Thereafter
(In millions)							
Debt service[1]	$2,072.6	$ 84.1	$188.7	$ 67.2	$277.5	$ 35.1	$1,420.0
Operating lease commitments[2]	1,203.3	200.2	175.7	152.3	131.9	115.8	427.4
Unconditional purchase obligations[3]	2,212.9	1,302.3	214.6	204.1	94.8	96.2	300.9
Gross unrecognized tax benefits and interest—current[4]	41.3	41.3	—	—	—	—	—
Total contractual obligations	$5,530.1	$1,627.9	$579.0	$423.6	$504.2	$247.1	$2,148.3

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $60.6 million in fiscal 2011, $60.8 million in fiscal 2012, $53.6 million in fiscal 2013, $44.0 million in fiscal 2014, $35.0 million in fiscal 2015 and $619.8 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2010. Refer to *"Note 10—Debt"* of Notes to Consolidated Financial Statements.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements, obligations related to our cost savings initiatives and acquisitions. In July 2010, we acquired Smashbox Beauty Cosmetics for a purchase price of approximately $250 million, which was funded by cash provided by operations. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2010, without consideration for potential renewal periods.

(4) Refer to *"Note 8—Income Taxes"* of Notes to Consolidated Financial Statements for information regarding unrecognized tax benefits. During the fourth quarter of fiscal 2010, we made a cash payment of $20.5 million to the U.S. Treasury as an advance deposit, which is not reflected as a reduction to the $41.3 million. As of June 30, 2010, the noncurrent portion of our unrecognized tax benefits, including related accrued interest and penalties was $152.7 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Derivative Financial Instruments and Hedging Activities

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on our aggregate liability portfolio. We also enter into foreign currency forward and option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. We do not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to our consolidated financial results.

For each derivative contract entered into where we look to obtain special hedge accounting treatment, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, we will be required to discontinue hedge accounting with respect to that derivative prospectively.

Foreign Exchange Risk Management

We enter into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that we receive from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. We may also enter into foreign currency option contracts to hedge anticipated transactions. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of June 2011. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology. The ineffective portion of both foreign currency forward and option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income (loss) are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated other comprehensive income (loss) are reclassified to current-period earnings. As of June 30, 2010, these foreign currency cash-flow hedges were highly effective in all material respects.

At June 30, 2010, we had foreign currency forward contracts in the amount of $1,348.8 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($257.5 million), British pound ($241.9 million), Canadian dollar ($152.2 million), Euro ($148.0 million), Hong Kong dollar ($97.3 million), Australian dollar ($88.3 million) and Japanese yen ($62.3 million).

Interest Rate Risk Management

We enter into interest rate derivative contracts to manage the exposure to interest rate fluctuations on our funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. We have interest rate swap agreements, with a notional amount totaling $250.0 million, to effectively convert the fixed rate interest on our 2017 Senior Notes to variable interest rates based on six-month LIBOR. These interest rate swap agreements are designated as fair-value hedges of the related long-term debt and meet the accounting criteria that permit changes in the fair values of the interest rate swap agreements to exactly offset changes in the fair value of the underlying long-term debt. As of June 30, 2010, these fair-value hedges were highly effective in all material respects.

Credit Risk

As a matter of policy, we only enter into derivative contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $57.7 million at June 30, 2010. To manage this risk, we have established strict counterparty credit guidelines that are continually monitored and reported to management. Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of our derivative financial instruments contain credit-risk-related contingent features. As of June 30, 2010, we were in compliance with such features and there were no derivative financial instruments with credit-risk-related contingent features that were in a net liability position.

Market Risk

We use a value-at-risk model to assess the market risk of our derivative financial instruments. Value-at-risk represents the potential losses for an instrument or portfolio from adverse changes in market factors for a specified time period and confidence level. We estimate value-at-risk across all of our derivative financial instruments using a model with historical volatilities and correlations calculated over the past 250-day period. The high, low and average measured value-at-risk for the twelve months ended June 30, 2010 and 2009 related to our foreign exchange and interest rate contracts are as follows:

	JUNE 30, 2010			JUNE 30, 2009		
(In millions)	High	Low	Average	High	Low	Average
Foreign exchange contracts	**$31.7**	**$19.0**	**$22.7**	$28.4	$14.2	$21.6
Interest rate contracts	**31.3**	**10.5**	**18.1**	34.3	23.0	29.5

The change in the average value-at-risk measures from the prior year related to our foreign exchange contracts reflected a different size and mix of the portfolio. The change in the average value-at-risk measures from the prior year related to our interest rate contracts reflected lower interest rate volatilities. The model estimates were made assuming normal market conditions and a 95 percent confidence level. We used a statistical simulation model that valued our derivative financial instruments against one thousand randomly generated market price paths.

Our calculated value-at-risk exposure represents an estimate of reasonably possible net losses that would be recognized on our portfolio of derivative financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results, which may or may not occur. It does not represent the maximum possible loss or any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in our portfolio of derivative financial instruments during the year.

We believe, however, that any such loss incurred would be offset by the effects of market rate movements on the respective underlying transactions for which the derivative financial instrument was intended.

OFF-BALANCE SHEET ARRANGEMENTS

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS

Refer to *"Note 2—Summary of Significant Accounting Policies"* of Notes to Consolidated Financial Statements for discussion regarding the impact of recently adopted accounting standards, as well as the impact of accounting standards that were recently issued but not yet effective, on our consolidated financial statements.

FORWARD-LOOKING INFORMATION

We and our representatives from time to time make written or oral forward-looking statements, including statements contained in this and other filings with the Securities and Exchange Commission, in our press releases and in our reports to stockholders. The words and phrases "will likely result," "expect," "believe," "planned," "may," "should," "could," "anticipate," "estimate," "project," "intend," "forecast" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, information systems initiatives, new methods of sale, our long-term strategy, restructuring and other charges and future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, actual results may differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

(1) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than we do;

(2) our ability to develop, produce and market new products on which future operating results may depend and to successfully address challenges in our business;

(3) consolidations, restructurings, bankruptcies and reorganizations in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry, ownership of retailers by our competitors or ownership of competitors by our customers that are retailers and our inability to collect receivables;

(4) destocking and tighter working capital management by retailers;

(5) the success, or changes in timing or scope, of new product launches and the success, or changes in the timing or the scope, of advertising, sampling and merchandising programs;

(6) shifts in the preferences of consumers as to where and how they shop for the types of products and services we sell;

(7) social, political and economic risks to our foreign or domestic manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

(8) changes in the laws, regulations and policies (including the interpretations and enforcement thereof) that affect, or will affect, our business, including those relating to our products, changes in accounting standards, tax laws and regulations, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result;

(9) foreign currency fluctuations affecting our results of operations and the value of our foreign assets, the relative prices at which we and our foreign competitors sell products in the same markets and our operating and manufacturing costs outside of the United States;

(10) changes in global or local conditions, including those due to the volatility in the global credit and equity markets, natural or man-made disasters, real or perceived epidemics, or energy costs, that could affect consumer purchasing, the willingness or ability of consumers to travel and/or purchase our products while traveling, the financial strength of our customers, suppliers or other contract counterparties, our operations, the cost and availability of capital which we may need for new equipment, facilities or acquisitions, the returns that we are able to generate on our pension assets and the resulting impact on funding obligations, the cost and availability of raw materials and the assumptions underlying our critical accounting estimates;

(11) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities that manufacture nearly all of our supply of a particular type of product (i.e., focus factories) or at our distribution or inventory centers, including disruptions that may be caused by the implementation of SAP as part of our Strategic Modernization Initiative or by restructurings;

(12) real estate rates and availability, which may affect our ability to increase or maintain the number of retail locations at which we sell our products and the costs associated with our other facilities;

(13) changes in product mix to products which are less profitable;

(14) our ability to acquire, develop or implement new information and distribution technologies and initiatives on a timely basis and within our cost estimates;

(15) our ability to capitalize on opportunities for improved efficiency, such as publicly-announced strategies and restructuring and cost-savings initiatives, and to integrate acquired businesses and realize value therefrom;

(16) consequences attributable to the events that are currently taking place in the Middle East, including terrorist attacks, retaliation and the threat of further attacks or retaliation;

(17) the timing and impact of acquisitions and divestitures, which depend on willing sellers and buyers, respectively; and

(18) additional factors as described in our filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

We assume no responsibility to update forward-looking statements made herein or otherwise.

YEAR ENDED JUNE 30	2010	2009	2008
(In millions, except per share data)			
Net Sales	**$7,795.8**	$7,323.8	$7,910.8
Cost of sales	**1,829.4**	1,881.6	1,996.8
Gross Profit	**5,966.4**	5,442.2	5,914.0
Operating expenses:			
Selling, general and administrative	**5,067.0**	4,883.9	5,088.9
Restructuring and other special charges	**61.1**	76.8	0.4
Goodwill impairment	**16.6**	14.3	—
Impairment of other intangible and long-lived assets	**31.8**	48.8	14.0
	5,176.5	5,023.8	5,103.3
Operating Income	**789.9**	418.4	810.7
Interest expense, net	**74.3**	75.7	66.8
Interest expense on debt extinguishment	**27.3**	—	—
Earnings before Income Taxes	**688.3**	342.7	743.9
Provision for income taxes	**205.9**	115.9	259.9
Net Earnings	**482.4**	226.8	484.0
Net earnings attributable to noncontrolling interests	**(4.1)**	(8.4)	(10.2)
Net Earnings Attributable to The Estée Lauder Companies Inc.	**$ 478.3**	$ 218.4	$ 473.8
Net earnings attributable to The Estée Lauder Companies Inc. per common share:			
Basic	**$ 2.42**	$ 1.11	$ 2.44
Diluted	**$ 2.38**	$ 1.10	$ 2.40
Weighted average common shares outstanding:			
Basic	**197.7**	196.3	193.9
Diluted	**200.7**	197.7	197.1
Cash dividends declared per common share	**$ .55**	$ .55	$ .55

See notes to consolidated financial statements.

JUNE 30 ($ in millions)	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 1,120.7**	$ 864.5
Accounts receivable, net	**746.2**	853.3
Inventory and promotional merchandise, net	**826.6**	795.0
Prepaid expenses and other current assets	**427.5**	399.7
Total current assets	**3,121.0**	2,912.5
Property, Plant and Equipment, net	**1,023.6**	1,026.7
Other Assets		
Investments, at cost or market value	**12.2**	12.7
Goodwill	**752.5**	759.9
Other intangible assets, net	**109.5**	150.1
Other assets	**316.8**	314.7
Total other assets	**1,191.0**	1,237.4
Total assets	**$ 5,335.6**	$ 5,176.6
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt	**$ 23.4**	$ 33.8
Accounts payable	**425.2**	329.8
Accrued income taxes	**5.6**	33.2
Other accrued liabilities	**1,118.0**	1,062.4
Total current liabilities	**1,572.2**	1,459.2
Noncurrent Liabilities		
Long-term debt	**1,205.0**	1,387.6
Accrued income taxes	**163.3**	259.1
Other noncurrent liabilities	**429.7**	406.7
Total noncurrent liabilities	**1,798.0**	2,053.4
Commitments and Contingencies (Note 14)		
Equity		
Common stock, $.01 par value; 650,000,000 shares Class A authorized; shares issued: 190,767,435 at June 30, 2010 and 183,921,350 at June 30, 2009; 240,000,000 shares Class B authorized; shares issued and outstanding: 77,082,041 at June 30, 2010 and 78,067,261 at June 30, 2009	**2.7**	2.6
Paid-in capital	**1,428.7**	1,145.6
Retained earnings	**3,564.0**	3,195.0
Accumulated other comprehensive loss	**(196.7)**	(117.1)
	4,798.7	4,226.1
Less: Treasury stock, at cost; 70,125,805 Class A shares at June 30, 2010 and 65,294,477 Class A shares at June 30, 2009	**(2,850.3)**	(2,586.1)
Total stockholders' equity—The Estée Lauder Companies Inc.	**1,948.4**	1,640.0
Noncontrolling interests	**17.0**	24.0
Total equity	**1,965.4**	1,664.0
Total liabilities and equity	**$ 5,335.6**	$ 5,176.6

See notes to consolidated financial statements.

YEAR ENDED JUNE 30	2010	2009	2008
(In millions)			
Common stock, beginning of year	$ 2.6	$ 2.6	$ 2.6
Stock-based compensation	0.1	—	—
Common stock, end of year	2.7	2.6	2.6
Paid-in capital, beginning of year	1,145.6	979.0	801.7
Stock-based compensation	283.7	166.6	172.7
Settlement of accelerated share repurchase program	—	—	4.6
Purchase of noncontrolling interest	(0.6)	—	—
Paid-in capital, end of year	1,428.7	1,145.6	979.0
Retained earnings, beginning of year	3,195.0	3,085.1	2,731.5
Cumulative effect of adjustments resulting from adoption of new accounting standards	—	—	(13.1)
Adjusted retained earnings, beginning of year	3,195.0	3,085.1	2,718.4
Common stock dividends	(109.3)	(108.5)	(106.8)
Stock-based compensation	—	—	(0.3)
Net earnings attributable to The Estée Lauder Companies Inc.	478.3	218.4	473.8
Retained earnings, end of year	3,564.0	3,195.0	3,085.1
Accumulated other comprehensive income (loss), beginning of year	(117.1)	110.8	54.7
Other comprehensive income (loss)	(79.4)	(227.9)	56.1
Purchase of noncontrolling interest	(0.2)	—	—
Accumulated other comprehensive income (loss), end of year	(196.7)	(117.1)	110.8
Treasury stock, beginning of year	(2,586.1)	(2,524.3)	(2,391.5)
Acquisition of treasury stock	(257.8)	(55.2)	(129.1)
Stock-based compensation	(6.4)	(6.6)	(3.7)
Treasury stock, end of year	(2,850.3)	(2,586.1)	(2,524.3)
Total stockholders' equity—The Estée Lauder Companies Inc.	1,948.4	1,640.0	1,653.2
Noncontrolling interests, beginning of year	24.0	26.6	21.3
Net earnings attributable to noncontrolling interests	4.1	8.4	10.2
Distributions to noncontrolling interest holders	(7.7)	(8.3)	(9.2)
Other comprehensive income (loss)	(3.4)	(2.7)	4.3
Noncontrolling interests, end of year	17.0	24.0	26.6
Total equity	$ 1,965.4	$ 1,664.0	$ 1,679.8

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEAR ENDED JUNE 30 (In millions)	**2010**	2009	2008
Net earnings	**$482.4**	$ 226.8	$484.0
Other comprehensive income (loss):			
Net unrealized investment gain (loss), net of tax	**0.4**	(0.5)	(0.5)
Net derivative instrument gain (loss), net of tax	**12.8**	(6.4)	(0.3)
Net actuarial gain (loss), net of tax	**(32.4)**	(87.4)	(17.8)
Net prior service credit (cost), net of tax	**5.5**	5.5	(23.7)
Net transition asset (obligation), net of tax	**—**	—	0.1
Translation adjustments, net of tax	**(69.3)**	(141.8)	102.6
	(83.0)	(230.6)	60.4
Comprehensive income (loss)	**399.4**	(3.8)	544.4
Comprehensive (income) loss attributable to noncontrolling interests:			
Net earnings	**(4.1)**	(8.4)	(10.2)
Translation adjustments, net of tax	**3.4**	2.7	(4.3)
	(0.7)	(5.7)	(14.5)
Comprehensive income (loss) attributable to The Estée Lauder Companies Inc.	**$398.7**	$ (9.5)	$529.9

See notes to consolidated financial statements.

YEAR ENDED JUNE 30	2010	2009	2008
(In millions)			
Cash Flows from Operating Activities			
Net earnings	**$ 482.4**	$ 226.8	$ 484.0
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	**263.7**	254.0	250.7
Deferred income taxes	**(24.7)**	(108.2)	(115.6)
Non-cash stock-based compensation	**57.0**	51.5	47.2
Excess tax benefits from stock-based compensation arrangements	**(10.8)**	(1.4)	(1.1)
Loss on disposal of property, plant and equipment	**23.0**	11.4	12.5
Goodwill, other intangible asset and long-lived asset impairments	**48.4**	63.1	14.0
Non-cash charges associated with restructuring activities	**21.4**	12.2	—
Non-cash charge on debt extinguishment	**2.4**	—	—
Pension and post-retirement benefit expense	**61.6**	52.0	51.8
Pension and post-retirement benefit contributions	**(125.7)**	(71.3)	(71.5)
Other non-cash items	**0.6**	1.2	1.7
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	**79.2**	103.8	(86.5)
Decrease (increase) in inventory and promotional merchandise, net	**(60.8)**	125.7	(70.7)
Decrease (increase) in other assets, net	**29.3**	(72.2)	(5.7)
Increase (decrease) in accounts payable	**103.6**	(11.9)	17.1
Increase (decrease) in accrued income taxes	**(78.8)**	24.5	122.6
Increase in other liabilities	**84.9**	34.8	39.6
Net cash flows provided by operating activities	**956.7**	696.0	690.1
Cash Flows from Investing Activities			
Capital expenditures	**(270.6)**	(279.8)	(357.8)
Acquisition of businesses and other intangible assets, net of cash acquired	**(10.7)**	(68.5)	(116.0)
Proceeds from the disposition of long-term investments	**—**	9.2	—
Purchases of long-term investments	**(0.1)**	(0.4)	(4.7)
Net cash flows used for investing activities	**(281.4)**	(339.5)	(478.5)
Cash Flows from Financing Activities			
Increase (decrease) in short-term debt, net	**(7.5)**	(93.5)	54.8
Proceeds from issuance of long-term debt, net	**—**	297.7	—
Repayments and redemptions of long-term debt	**(227.2)**	(10.1)	(5.9)
Net proceeds from stock-based compensation transactions	**205.0**	109.6	117.3
Excess tax benefits from stock-based compensation arrangements	**10.8**	1.4	1.1
Payments to acquire treasury stock	**(266.7)**	(62.6)	(129.6)
Dividends paid to stockholders	**(109.1)**	(108.4)	(106.6)
Payments to noncontrolling interest holders	**(11.4)**	(8.3)	(9.2)
Net cash flows provided by (used for) financing activities	**(406.1)**	125.8	(78.1)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(13.0)**	(19.5)	14.5
Net Increase in Cash and Cash Equivalents	**256.2**	462.8	148.0
Cash and Cash Equivalents at Beginning of Year	**864.5**	401.7	253.7
Cash and Cash Equivalents at End of Year	**$1,120.7**	$ 864.5	$ 401.7

See notes to consolidated financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

The Estée Lauder Companies Inc. manufactures, markets and sells skin care, makeup, fragrance and hair care products around the world. Products are marketed under the following brand names: Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone, Bumble and bumble, Darphin, American Beauty, Flirt!, GoodSkin Labs, grassroots research labs and Ojon. The Estée Lauder Companies Inc. is also the global licensee of the Tommy Hilfiger, Kiton, Donna Karan, Michael Kors, Sean John, Missoni, Daisy Fuentes, Tom Ford and Coach brand names for fragrances and/or cosmetics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Estée Lauder Companies Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

In accordance with recently adopted accounting guidance, net earnings attributable to The Estée Lauder Companies Inc. and net earnings attributable to noncontrolling interests are disclosed separately on the face of the accompanying consolidated statements of earnings. In addition, noncontrolling interests are reported as a separate component of equity in the consolidated balance sheets and consolidated statements of equity.

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform to current period presentation.

Management Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported in those financial statements. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, inventory, pension and other post-retirement benefit costs, goodwill, other intangible assets and long-lived assets, income taxes and derivatives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Currency Translation and Transactions

All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange, while revenue and expenses are translated at weighted average rates of exchange for the year. Unrealized translation gains or losses are reported as cumulative translation adjustments through other comprehensive income (loss). Such adjustments amounted to $65.9 and $139.1 million of unrealized translation losses, net of tax, in fiscal 2010 and 2009, respectively, and $98.3 million of unrealized translation gains, net of tax, in fiscal 2008. For the Company's subsidiary operating in a highly inflationary economy, the U.S. dollar is the functional currency. Remeasurement adjustments in financial statements in a highly inflationary economy and other transactional gains and losses are reflected in earnings.

The Company enters into foreign currency forward and option contracts to hedge foreign currency transactions for periods consistent with its identified exposures. Accordingly, the Company categorizes these instruments as entered into for purposes other than trading.

The accompanying consolidated statements of earnings include net exchange gains (losses) of $(33.3) million, $(20.0) million and $3.9 million in fiscal 2010, 2009 and 2008, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include $534.5 million and $239.8 million of short-term time deposits at June 30, 2010 and 2009, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Approximately 16% and 14% of the Company's cash and cash equivalents are held by two counterparties.

Accounts Receivable

Accounts receivable is stated net of the allowance for doubtful accounts and customer deductions of $34.3 million and $41.4 million as of June 30, 2010 and 2009, respectively. This reserve is based upon the evaluation of accounts receivable aging, specific exposures and historical trends.

Inventory and Promotional Merchandise
Inventory and promotional merchandise only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or fair-market value, with cost being determined on the first-in, first-out method. Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Manufacturing overhead is allocated to the cost of inventory based on the normal production capacity. Unallocated overhead during periods of abnormally low production levels are recognized as cost of sales in the period in which they are incurred. Promotional merchandise is charged to expense at the time the merchandise is shipped to the Company's customers. Included in inventory and promotional merchandise is an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends and requirements to support forecasted sales. In addition, and as necessary, specific reserves for future known or anticipated events may be established.

Derivative Financial Instruments
The Company's derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. All derivatives outstanding as of June 30, 2010 are (i) designated as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (ii) designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("foreign currency cash-flow" hedge), or (iii) not designated as a hedging instrument. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge that is highly effective are recorded in current-period earnings, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on unrecognized firm commitments). Changes in the fair value of a derivative that is designated and qualifies as a foreign currency cash-flow hedge of a foreign-currency-denominated forecasted transaction that is highly effective are recorded in other comprehensive income (loss) ("OCI"). Gains and losses deferred in OCI are then recognized in current-period earnings when earnings are affected by the variability of cash flows of the hedged foreign-currency-denominated forecasted transaction (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivative instruments not designated as hedging instruments are reported in current-period earnings.

Property, Plant and Equipment
Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are carried at cost less accumulated depreciation and amortization. Costs incurred for computer software developed or obtained for internal use are capitalized as part of machinery and equipment during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. For financial statement purposes, depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lives of the respective leases or the expected useful lives of those improvements.

Investments
The Company's investments consist principally of available-for-sale securities and equity-method investments. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of stockholders' equity until realized. Investments in affiliated companies, which are not controlled by the Company but where the Company has the ability to exercise significant influence over, are accounted for using the equity-method where the earnings and losses attributable to the investment are recorded in the accompanying consolidated statements of earnings.

Goodwill and Other Indefinite-lived Intangible Assets
Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company assesses goodwill and other indefinite-lived intangibles at least annually for impairment as of the beginning of the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. The Company tests goodwill for impairment at the reporting unit level, which is one level below the Company's operating segments. The Company identifies its reporting units by assessing whether the components of its operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires the Company to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. The Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, the Company engages third-party valuation specialists for advice. To determine fair value of the reporting unit, the Company generally uses an equal weighting of the income and market approaches. In certain circumstances, equal weighting will not be applied if one of these methods may be less reliable (e.g., only the income approach would be used for reporting units with existing negative margins). The Company believes both approaches are equally relevant and the most reliable indications of fair value because the fair value of product or service companies is more dependent on the ability to generate earnings than on the value of the assets used in the production process.

Under the income approach, the Company determines fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, the Company utilizes information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting unit being tested, to value the reporting unit. The key estimates and factors used in these two approaches include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value, the weighted-average cost of capital used to discount future cash flows and comparable market multiples.

To determine fair value of other indefinite-lived intangible assets, the Company uses an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Other indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

Concentration of Credit Risk

The Company is a worldwide manufacturer, marketer and distributor of skin care, makeup, fragrance and hair care products. Domestic and international sales are made primarily to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

The Company's largest customer sells products primarily within the United States and accounted for $876.3 million or 11%, $907.3 million, or 12%, and $951.4 million, or 12%, of the Company's consolidated net sales in fiscal 2010, 2009 and 2008, respectively. This customer accounted for $84.3 million and $97.1 million, or 11%, of the Company's accounts receivable at June 30, 2010 and 2009, respectively.

Revenue Recognition

Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are generally recognized at the time the product is shipped to the customer and in the Europe, the Middle East & Africa and Asia/Pacific regions, sales are generally recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale, for example, at the Company's retail stores. Sales at the Company's retail stores and online are recognized in accordance with a traditional 4-4-5 retail calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. As a result, the retail quarter-end and the fiscal quarter-end may be different by up to six days.

Revenues are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were 4.3%, 4.4% and 4.4% in fiscal 2010, 2009 and 2008, respectively.

Payments to Customers

The Company records revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of Net sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

The Company enters into transactions related to advertising, product promotions and demonstrations, some of which involve cooperative relationships with customers. These activities may be arranged either with unrelated third parties or in conjunction with the customer. The Company's share of the cost of these transactions (regardless of to whom they were paid) are reflected in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and were approximately $1,070 million, $1,074 million and $1,098 million in fiscal 2010, 2009 and 2008, respectively.

Advertising and Promotion

Global net expenses for advertising, merchandising, sampling, promotion and product development costs were $2,015.9 million, $1,878.8 million and $2,034.6 million in fiscal 2010, 2009 and 2008, respectively, and are expensed as incurred. These amounts include activities relating to purchase with purchase and gift with purchase promotions that are reflected in Net sales and Cost of sales. Excluding the impact of purchase with purchase and gift with purchase promotions, advertising, merchandising, sampling and promotion expenses included in operating expenses were $1,818.5 million, $1,693.1 million and $1,836.1 million in fiscal 2010, 2009 and 2008, respectively.

Research and Development

Research and development costs amounted to $79.5 million, $81.6 million and $80.9 million in fiscal 2010, 2009 and 2008, respectively. Research and development costs are expensed as incurred.

Shipping and Handling

Shipping and handling expenses of $263.3 million, $268.6 million and $284.4 million in fiscal 2010, 2009 and 2008, respectively, are recorded in Selling, general and administrative expenses in the accompanying consolidated statements of earnings and include distribution center costs, third-party logistics costs and outbound freight.

Operating Leases

The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

License Arrangements

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of approximately 3 years to 11 years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 2 years to 20 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create new business. In some cases, the Company acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases, other intangible assets are capitalized and amortized over their useful lives.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

Stock-Based Compensation

The Company records stock-based compensation, measured at the fair value of the award, as an expense in the consolidated financial statements. Upon the exercise of stock options or the vesting of restricted stock units and performance share units, the resulting excess tax benefits, if any, are credited to additional paid-in capital. Any resulting tax deficiencies will first be offset against those cumulative credits to additional paid-in capital. If the cumulative credits to additional paid-in capital are exhausted, tax deficiencies will be recorded to the provision for income taxes. Excess tax benefits are required to be reflected as financing cash inflows in the accompanying consolidated statements of cash flows.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. Based on the Company's assessments, no additional valuation allowance is required. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

The Company provides tax reserves for federal, state, local and international exposures relating to periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company classifies applicable interest and penalties as a component of the provision for income taxes. Although the outcome relating to these exposures is uncertain, in management's opinion adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's consolidated results of operations.

Recently Adopted Accounting Standards

In May 2010, the Financial Accounting Standards Board ("FASB") amended its authoritative guidance related to foreign currency issues that were discussed at the FASB's Emerging Issues Task Force ("EITF") meeting in March 2010 where the staff of the U.S. Securities and Exchange Commission ("SEC") announced temporary guidance on certain exchange rate issues. Prompted by the use of multiple currency exchange rates in Venezuela, the use of different rates for remeasurement and translation purposes has caused reported balances for financial reporting purposes and the actual U.S. dollar denominated balances to be different. The SEC staff indicated that any differences between the amounts reported for financial reporting purposes and actual U.S. dollar denominated balances that may have existed prior to the application of highly inflationary accounting requirements on January 1, 2010 should be recognized in the income statement upon adoption, unless the issuer can document that the difference was previously recognized as a cumulative translation adjustment ("CTA"), in which case the difference should be recognized as an adjustment to CTA. The adoption of this guidance, effective March 31, 2010, did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB amended its authoritative guidance related to subsequent events to alleviate potential conflicts with current SEC guidance. Effective immediately, these amendments remove the requirement that an SEC filer disclose the date through which it has evaluated subsequent events. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that will require entities to make new disclosures about recurring or nonrecurring fair-value measurements of assets and liabilities, including (i) the amounts of significant transfers between Level 1 and Level 2 fair-value measurements and the reasons for the transfers, (ii) the reasons for any transfers in or out of Level 3, and (iii) information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation of assets and liabilities, and information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair-value measurements. Except for certain detailed Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 and interim periods within those years, the new guidance became effective for the Company's fiscal 2010 third quarter. The Company did not have transfers of assets and liabilities in or out of Level 1 and Level 2 fair-value measurements. The adoption of this disclosure-only guidance is included in Note 12—Fair Value Measurements and Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans and did not have an impact on the Company's consolidated financial results.

In August 2009, the FASB issued authoritative guidance to provide clarification on measuring liabilities at fair value when a quoted price in an active market is not available. In these circumstances, a valuation technique should be applied that uses either the quote of the liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique consistent with existing fair value measurement guidance, such as an income approach or a market approach. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This guidance became effective for the Company's fiscal 2010 second quarter and did not have an impact on the Company's consolidated financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification™ (the "Codification") as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification did not have a material impact on the Company's consolidated financial statements upon adoption. Accordingly, the Company's notes to consolidated financial statements will explain accounting concepts rather than cite the topics of specific U.S. GAAP.

In April 2009, the FASB issued authoritative guidance that principally requires publicly traded companies to provide disclosures about fair value of financial instruments in interim financial information. The adoption of this disclosure-only guidance in the Company's fiscal 2010 first quarter did not have an impact on the Company's consolidated financial results.

In April 2009, the FASB issued authoritative guidance to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably determined. If the fair value of such assets or liabilities cannot be reasonably determined, then they would generally be recognized in accordance with certain other pre-existing accounting standards. This guidance also amends the subsequent accounting for assets and liabilities arising from contingencies in a business combination and certain other disclosure requirements. This guidance became effective for assets or liabilities arising from contingencies in business combinations that are consummated on or after the beginning of the Company's fiscal 2010 and did not have an impact on the Company's consolidated financial statements.

In December 2008, the FASB issued authoritative guidance to require employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. These disclosures should principally include information detailing investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and an understanding of significant concentrations of risk within plan assets. While earlier application of this guidance is permitted, the required disclosures shall be provided for fiscal years ending after December 15, 2009 (i.e., the Company's fiscal 2010). Upon initial application, this guidance is not required to be applied to earlier periods that are presented for comparative purposes. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. See Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans.

In November 2008, the FASB issued authoritative guidance regarding the accounting for defensive intangible assets. Defensive intangible assets are assets acquired in a business combination that the acquirer (a) does not intend to use or (b) intends to use in a way other than the assets' highest and best use as determined by an evaluation of market participant assumptions. While defensive intangible assets are not being actively used, they are likely contributing to an increase in the value of other assets owned by the acquiring entity. This guidance will require defensive intangible assets to be accounted for as separate units of accounting at the time of acquisition and the useful life of such assets would be based on the period over which the assets will directly or indirectly affect the entity's cash flows. This guidance is to be applied prospectively for defensive intangible assets acquired on or after the beginning of the

Company's fiscal 2010 and did not have an impact on the Company's consolidated financial statements.

In November 2008, the FASB issued authoritative guidance to address questions about equity-method accounting. The primary issues include how the initial carrying value of an equity method investment should be determined, how to account for any subsequent purchases and sales of additional ownership interests, and whether the investor must separately assess its underlying share of the investee's indefinite-lived intangible assets for impairment. This guidance became effective beginning in the Company's fiscal 2010 and did not have an impact on the Company's consolidated financial statements.

In April 2008, the FASB issued authoritative guidance to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and to require additional disclosures. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date. This guidance became effective for fiscal years, and interim periods within those fiscal years, beginning in the Company's fiscal 2010 and did not have a material impact on the Company's consolidated financial statements.

In February 2008, the FASB issued authoritative guidance that permitted the delayed application of fair value measurement accounting to nonrecurring nonfinancial assets and nonfinancial liabilities. The Company's nonfinancial assets and nonfinancial liabilities principally consist of (i) goodwill, other intangible assets and long-lived assets when assessing potential impairment, (ii) intangible assets acquired through business combinations, and (iii) liabilities associated with restructuring activities. This guidance became effective beginning in the Company's fiscal 2010. See Note 12—Fair Value Measurements for further discussion on the application of fair value measurements.

In December 2007, the FASB issued authoritative guidance to affirm that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Among other requirements, this guidance requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their acquisition-date fair values, with limited exceptions; acquisition-related costs generally will be expensed as incurred. This guidance requires certain financial statement disclosures to enable users to evaluate and understand the nature and financial effects of the business combination. This guidance must be applied prospectively to business combinations that are consummated on or after July 1, 2009. During the year ended June 30, 2010, the Company did not have significant business combinations. Accordingly, the adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued authoritative guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other requirements, this guidance clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is to be reported as a separate component of equity in the consolidated financial statements. This guidance also requires consolidated net income to include the amounts attributable to both the parent and the noncontrolling interest and to disclose those amounts on the face of the consolidated statement of earnings. This guidance must be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning in the Company's fiscal 2010, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued authoritative guidance to address accounting for collaborative arrangement activities that are conducted without the creation of a separate legal entity for the arrangement. Revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators pursuant to pre-existing accounting standards. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement, the nature of the company's business and whether the payments are within the scope of other accounting literature. Other detailed information related to the collaborative arrangement is also required to be disclosed. The requirements under this guidance must be applied to collaborative arrangements in existence at the beginning of the Company's fiscal 2010 using a modified version of retrospective application. The Company is currently not a party to significant collaborative arrangement activities, as defined by this guidance, and therefore the adoption of this guidance did not have an impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

In June 2009, the FASB issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance becomes effective for the Company's fiscal 2011 year end and interim reporting periods thereafter. The Company does not maintain any variable interests with unconsolidated entities that would be expected to have a material impact on its financial condition or results of operations. Accordingly, the Company does not expect this guidance to have a material impact on its consolidated financial statements.

NOTE 3—INVENTORY AND PROMOTIONAL MERCHANDISE

JUNE 30	2010	2009
(In millions)		
Inventory and promotional merchandise, net consists of:		
Raw materials	**$206.0**	$188.5
Work in process	**78.6**	43.8
Finished goods	**377.8**	375.6
Promotional merchandise	**164.2**	187.1
	$826.6	$795.0

NOTE 4—PROPERTY, PLANT AND EQUIPMENT

JUNE 30	2010	2009
(In millions)		
Asset (Useful Life)		
Land	**$ 14.3**	$ 14.5
Buildings and improvements (10 to 40 years)	**172.5**	183.2
Machinery and equipment (3 to 10 years)	**1,174.9**	1,080.2
Furniture and fixtures (5 to 10 years)	**82.1**	86.1
Leasehold improvements	**1,081.2**	1,112.8
	2,525.0	2,476.8
Less accumulated depreciation and amortization	**1,501.4**	1,450.1
	$1,023.6	$1,026.7

The cost of assets related to projects in progress of $160.4 million and $144.9 million as of June 30, 2010 and 2009, respectively, is included in their respective asset categories above. Depreciation and amortization of property, plant and equipment was $251.8 million, $240.2 million and $233.9 million in fiscal 2010, 2009 and 2008, respectively. Depreciation and amortization related to the Company's manufacturing process is included in Cost of sales and all other depreciation and amortization is included in Selling, general and administrative expenses in the accompanying consolidated statements of earnings.

During the fourth quarter of fiscal 2010 and 2009, the Company recorded non-cash impairment charges of $2.7 million and $8.5 million, respectively, to reduce the net carrying value of certain retail store and counter assets to their estimated fair value, which was determined based on discounted projected future cash flows. Lower than expected operating cash flow performance relative to the affected assets, restructuring activities, revisions in internal forecasts and the impact of the economic environment on their projected future results of operations indicated that the carrying value of the related long-lived assets were not recoverable. These asset impairment charges primarily related to the Company's skin care and makeup businesses in the Americas and the Europe, Middle East and Africa regions and are included in Impairment of other intangible and long-lived assets in the accompanying consolidated statements of earnings.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

During fiscal 2009, the Company acquired Applied Genetics Incorporated Dermatics ("AGI"), a manufacturer of cosmetics ingredients. In addition, the Company acquired businesses engaged in the wholesale distribution and retail sale of Aveda products. These activities were predominantly related to the Company's skin care and hair care businesses and resulted in increases to goodwill of $42.5 million and other intangible assets of $19.9 million as of June 30, 2009.

Goodwill

The Company assigns goodwill of a reporting unit to the product category in which that reporting unit predominantly operates at the time of its acquisition. The change in the carrying amount of goodwill is as follows:

	Skin Care	Makeup	Fragrance	Hair Care	Total
(In millions)					
Balance as of June 30, 2008					
Goodwill	$ 29.7	$252.4	$54.9	$379.2	$716.2
Accumulated impairments	(7.3)	—	—	—	(7.3)
	22.4	252.4	54.9	379.2	708.9
Goodwill acquired during the year	42.6	6.1	0.1	26.2	75.0
Impairment charges	(14.3)	—	—	—	(14.3)
Translation and other adjustments	(1.5)	(0.4)	(0.3)	(7.5)	(9.7)
	26.8	5.7	(0.2)	18.7	51.0
Balance as of June 30, 2009					
Goodwill	69.5	258.1	54.7	397.9	780.2
Accumulated impairments	(20.3)	—	—	—	(20.3)
	49.2	258.1	54.7	397.9	759.9
Goodwill acquired during the year	0.2	7.2	0.2	1.1	8.7
Impairment charges	(1.5)	—	—	(15.1)	(16.6)
Translation and other adjustments	(0.9)	(0.2)	(0.1)	1.7	0.5
	(2.2)	7.0	0.1	(12.3)	(7.4)
Balance as of June 30, 2010					
Goodwill	67.9	265.1	54.8	400.6	788.4
Accumulated impairments	(20.9)	—	—	(15.0)	(35.9)
	$ 47.0	$265.1	$54.8	$385.6	$752.5

Other Intangible Assets

Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses and assets purchased by the Company. Indefinite-lived intangible assets (e.g., trademarks) are not subject to amortization and are assessed at least annually for impairment during the fiscal fourth quarter, or more frequently if certain events or circumstances warrant. Other intangible assets (e.g., non-compete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, approximately 5 years to 13 years. Intangible assets related to license agreements were amortized on a straight-line basis over their useful lives based on the terms of the respective agreements. The Company did not incur costs to extend or renew the term of acquired intangible assets during fiscal 2010.

Other intangible assets consist of the following:

	JUNE 30, 2010			JUNE 30, 2009		
	Gross Carrying Value	Accumulated Amortization	Total Net Book Value	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
(In millions)						
Amortizable intangible assets:						
Customer lists and other	**$205.0**	**$151.0**	**$ 54.0**	$199.2	$115.9	$ 83.3
License agreements	**43.0**	**43.0**	**—**	43.2	43.0	0.2
	248.0	**194.0**	**54.0**	242.4	158.9	83.5
Non-amortizable intangible assets:						
Trademarks and other	**61.0**	**5.5**	**55.5**	73.4	6.8	66.6
Total intangible assets	**$309.0**	**$199.5**	**$109.5**	$315.8	$165.7	$150.1

The aggregate amortization expense related to amortizable intangible assets for the years ended June 30, 2010, 2009 and 2008 was $9.1 million, $11.5 million and $14.0 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

ESTIMATED EXPENSE IN FISCAL	2011	2012	2013	2014	2015
(In millions)					
Aggregate amortization expense	$7.3	$6.7	$6.7	$6.6	$6.6

Fiscal 2010 Impairments

During the second quarter of fiscal 2010, the Darphin reporting unit identified issues related to the planned streamlining of its distribution process, resulting in revisions to its internal forecasts. The Company concluded that these changes in circumstances in the Darphin reporting unit triggered the need for an interim impairment test of its trademark and goodwill. The Company determined that the trademark was impaired, with fair value estimated based upon the relief-from-royalty method, and therefore recorded an impairment charge of $5.8 million, at the exchange rate in effect at that time, in the skin care product category and in the Europe, the Middle East & Africa region. After adjusting the carrying value of the trademark, the Company completed step one of the impairment test for goodwill and concluded that the fair value of the Darphin reporting unit was in excess of its carrying value including goodwill. The fair value of the reporting unit was based upon the income approach, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows. As of June 30, 2010, the carrying value of goodwill related to the Darphin reporting unit was $9.2 million.

During the second quarter of fiscal 2010, the Ojon reporting unit altered and delayed certain components of its future expansion plans, resulting in revisions to its internal forecasts. The Company concluded that these changes in circumstances in the Ojon reporting unit triggered the need for an interim impairment review of its goodwill and trademark. Additionally, these changes in circumstances were also an indicator that the carrying amount of the product formulation intangible asset and customer list may not be recoverable. The Company performed an interim impairment test for the trademark and a recoverability test for the product formulation intangible asset and customer list as of December 31, 2009. For the product formulation intangible asset, the Company concluded that the carrying amount of this asset was recoverable. However, for the Ojon trademark and customer list, the Company concluded that the carrying values exceeded their estimated fair values, which were determined based on the application of a royalty rate to discounted projected future cash flows (relief-from-royalty method) for the trademark and discounted projected future cash flows for the customer list. As a result, the Company recognized asset impairment charges of $6.0 million for the trademark and $17.2 million for the customer list, at the exchange rate in effect at that time. After adjusting the carrying value of the trademark and customer list, the Company completed an interim impairment test for goodwill and recorded a goodwill impairment charge related to the Ojon reporting unit of $16.6 million at the exchange rate in effect at that time. The fair value of the reporting unit was based upon weighting of the income and market approaches, utilizing estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. These impairment charges were reflected in the hair care and skin care product categories and in the Americas region. As of June 30, 2010, the carrying value of goodwill related to the Ojon reporting unit was $28.0 million.

During the fourth quarter of fiscal 2010, the Company approved a restructuring initiative that included the reformulation of Ojon brand products. The Company concluded that this change in the formulation was an indicator that the carrying amount of the product formulation intangible asset may not be recoverable. The Company performed an impairment test of the product formulation intangible asset and concluded that the carrying value of this intangible asset exceeded its estimated fair value, which was determined based on discounted projected future cash flows. As a result, the Company recognized an asset impairment charge of $8.8 million, which is included in Restructuring and other special charges in the accompanying consolidated statement of earnings.

Fiscal 2009 Impairments

During the third quarter of fiscal 2009, the Company concluded that the Darphin reporting unit met certain indicators triggering an interim impairment review of goodwill and trademarks. Those indicators included a decline in recent operating activities, restructuring activities, revisions in internal forecasts and an application of the Company's continued decline in market capitalization to this reporting unit. The Company performed an interim impairment test for goodwill and trademarks as of March 31, 2009 on this reporting unit. The Company concluded that the carrying value of the Darphin trademark exceeded its estimated fair value and, as a result, recognized an impairment charge of $12.3 million at the exchange rate in effect at that time. This charge was reflected in the skin care product category and in the Europe, the Middle East & Africa region. After adjusting the carrying value of the trademark, the Company completed step one of the impairment test for goodwill and concluded that the fair value of the Darphin reporting unit was in excess of its carrying value including goodwill.

In addition, during the third quarter of fiscal 2009, the Company identified a license agreement intangible asset which was tested for impairment based upon a history of operating losses in excess of projections and revisions in internal forecasts. The Company determined that the intangible asset was impaired and therefore recorded an asset impairment charge of $2.3 million in the fragrance product category and in the Americas region.

During the fourth quarter of fiscal 2009, the Company identified other intangible assets related to the Michael Kors license agreement, as well as distributor relationships and core ingredients technology, to test for impairment due to lower than expected operating cash flow performances and the impact of the current economic environment on their projected future operating results. The Company determined that the other intangible assets were impaired and therefore recorded asset impairment charges of $14.7 million in the fragrance and skin care product categories and in the Americas region.

The Company completed its annual impairment test of indefinite-lived intangible assets during the fourth quarter of fiscal 2009. Due to the economic environment and revised expectations regarding future net sales generated from the use of Ojon and Bumble and bumble trademarks, the Company determined that their carrying values exceeded the estimated fair value, by approximately $9.8 million, predominantly in the hair care product category and in the Americas region. Additionally, during the fourth quarter of fiscal 2009, the Company wrote-off approximately $1.2 million of trademarks, primarily in the makeup and skin care product categories and in the Americas region, which are no longer expected to generate operating cash flows.

During the fourth quarter of fiscal 2009, the Company completed its annual goodwill impairment test and, due to a continued decline in operating results during the fourth quarter and additional revisions to internal forecasts, recorded a goodwill impairment charge related to the Darphin reporting unit of $12.5 million at the exchange rate in effect at that time, primarily in the skin care product category and in the Europe, the Middle East & Africa region. Due to the same factors, the Company recorded other goodwill impairment charges of $1.8 million, primarily in the skin care product category and in the Americas region.

NOTE 6—ACQUISITION OF BUSINESSES

During fiscal 2009, the Company acquired AGI. The purchase price was paid in cash at closing. In addition, at various times during fiscal 2010 and 2009, the Company also acquired businesses engaged in the wholesale distribution and retail sale of the Company's products in the United States and other countries and made earn-out payments related to the acquisition of the Bobbi Brown brand.

The aggregate cost for these activities, which includes purchase price, earn-out payments and acquisition costs (related to the fiscal 2009 acquisitions), was $10.7 million and $68.4 million in fiscal 2010 and 2009, respectively. The results of operations for each of the acquired businesses are included in the accompanying consolidated financial statements commencing with its date of original acquisition. Pro forma results of operations as if each of such businesses had been acquired as of the beginning of the year of acquisition and as of the prior-year period have not been presented, as the impact on the Company's consolidated financial results would not have been material.

NOTE 7—CHARGES ASSOCIATED WITH RESTRUCTURING ACTIVITIES

In an effort to drive down costs and achieve synergies within the organization, in February 2009, the Company announced the implementation of a multi-faceted cost savings program (the "Program") to position itself to achieve long-term profitable growth. The Company anticipates the Program will result in related restructuring and other special charges, inclusive of cumulative charges recorded to date and over the next few fiscal years, totaling between $350 million and $450 million before taxes.

The Program focuses on a redesign of the Company's organizational structure in order to integrate the Company in a more cohesive way and operate more globally across brands and functions. A principal aspect of the Program is the reduction of the workforce by approximately 2,000 employees. Specific actions taken during the year ended June 30, 2010 included:

- Resize and Reorganize the Organization—The Company continued the realignment and optimization of its organization to better leverage scale, improve productivity and reduce complexity in each region and across various functions. This included reduction of the workforce which occurred through the consolidation of certain functions through a combination of normal attrition and job eliminations.
- Turnaround or Exit Unprofitable Operations—To improve the profitability in certain of the Company's brands and regions, the Company has selectively exited certain channels of distribution, categories and markets. During the first quarter of fiscal 2010, the Company approved the exit from the global wholesale distribution of the Prescriptives brand, which was completed during the fiscal year. In connection with these activities, the Company recorded a reserve for product returns, wrote off inventory and incurred costs to reduce workforce and other exit costs. Also during fiscal 2010, the Company approved a restructuring initiative that included the reformulation of Ojon brand products.
- Outsourcing—In order to balance the growing need for information technology support with the Company's efforts to provide the most efficient and cost effective solutions, the Company continued the outsourcing of certain information technology processes. The Company incurred costs to transition services to an outsource provider.

The following table presents aggregate restructuring charges related to the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Fiscal 2009	$60.9	$ 4.2	$3.4	$1.8	$ 70.3
Fiscal 2010	29.3	11.0	2.3	6.2	48.8
Charges recorded through June 30, 2010	$90.2	$15.2	$5.7	$8.0	$119.1

The total amount of restructuring charges expected to be incurred (including those recorded as set forth in the table above), plus other initiatives approved through June 30, 2010, include approximately $111 million to $112 million for employee-related costs, approximately $18 million in asset write-offs, which includes $8.8 million related to the impairment of other intangible assets, and approximately $23 million of contract terminations and other exit costs.

The following table presents accrued restructuring and the related activity under the Program:

	Employee-Related Costs	Asset Write-offs	Contract Terminations	Other Exit Costs	Total
(In millions)					
Charges	$ 60.9	$ 4.2	$ 3.4	$ 1.8	$ 70.3
Cash payments	(7.5)	—	(0.5)	(1.6)	(9.6)
Non-cash write-offs	—	(4.2)	—	—	(4.2)
Translation adjustments	0.6	—	—	—	0.6
Other adjustments	(2.4)	—	—	—	(2.4)
Balance at June 30, 2009	51.6	—	2.9	0.2	54.7
Charges	29.3	11.0	2.3	6.2	48.8
Cash payments	(49.5)	—	(5.1)	(6.0)	(60.6)
Non-cash write-offs	—	(11.0)	—	—	(11.0)
Translation adjustments	(0.8)	—	—	—	(0.8)
Balance at June 30, 2010	$ 30.6	$ —	$ 0.1	$ 0.4	$ 31.1

Accrued restructuring charges at June 30, 2010 are expected to result in cash expenditures funded from cash provided by operations of approximately $25 million and $6 million in fiscal 2011 and 2012, respectively.

The Company recorded other special charges in connection with the implementation of the Program for the years ended June 30, 2010 and 2009 of $12.3 million and $10.1 million, respectively, related to consulting, other professional services, and accelerated depreciation. The total amount of other special charges expected to be incurred to implement these initiatives, including those recorded through June 30, 2010 plus other initiatives approved through June 30, 2010 is approximately $41 million. For the year ended June 30, 2010, and primarily related to the exit from the global wholesale distribution of Prescriptives products, the Company recorded $15.7

million reflecting sales returns (less a related cost of sales of $2.5 million) and a write-off of inventory associated with exiting unprofitable operations of $10.4 million. For the year ended June 30, 2009, the Company recorded $8.1 million reflecting sales returns (less a related cost of sales of $1.2 million) and a write-off of inventory of $8.0 million associated with exiting unprofitable operations. The total amounts expected to be incurred, including those recorded through June 30, 2010 plus other initiatives approved through June 30, 2010 is between $35 million and $39 million related to sales returns and approximately $15 million related to inventory write-offs.

Total charges associated with restructuring activities included in operating income for the years ended June 30, 2010 and 2009 was $84.7 million and $91.7 million, respectively.

NOTE 8 – INCOME TAXES

The provision for income taxes is comprised of the following:

YEAR ENDED JUNE 30	2010	2009	2008
(In millions)			
Current:			
Federal	**$ 16.0**	$ 42.6	$ 141.4
Foreign	**205.6**	174.5	214.1
State and local	**9.0**	7.0	20.0
	230.6	224.1	375.5
Deferred:			
Federal	**(16.4)**	(84.0)	(110.9)
Foreign	**(7.5)**	(23.6)	(4.1)
State and local	**(0.8)**	(0.6)	(0.6)
	(24.7)	(108.2)	(115.6)
	$205.9	$ 115.9	$ 259.9

A reconciliation of the U.S. federal statutory income tax rate to our actual effective tax rate on earnings before income taxes is as follows:

YEAR ENDED JUNE 30	2010	2009	2008
Provision for income taxes at statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) due to:			
State and local income taxes, net of federal tax benefit	**1.5%**	2.0%	1.0%
Effect of foreign operations	**(0.9)%**	(4.4)%	(0.1)%
Income tax reserve adjustments	**(5.6)%**	0.1%	(0.9)%
Other, net	**(0.1)%**	1.1%	(0.1)%
Effective tax rate	**29.9%**	33.8%	34.9%

Income tax reserve adjustments represent changes in the Company's net liability for unrecognized tax benefits related to prior-year tax positions including tax settlements and lapses of the applicable statutes of limitations.

Federal income and foreign withholding taxes have not been provided on approximately $1,068 million of undistributed earnings of international subsidiaries at June 30, 2010. The Company intends to reinvest these earnings in its foreign operations indefinitely, except where it is able to repatriate these earnings to the United States without material incremental tax provision. As of June 30, 2009 and 2008, the Company had not provided federal income and foreign withholding taxes on approximately $975 million and $813 million, respectively, of undistributed earnings of international subsidiaries. The determination and estimation of the future income tax consequences in all relevant taxing jurisdictions involves the application of highly complex tax laws in the countries involved, particularly in the United States, and is based on the tax profile of the Company in the year of earnings repatriation. Accordingly, it is not practicable to determine the amount of tax associated with such undistributed earnings.

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2010 and 2009 were as follows:

(In millions)	2010	2009
Deferred tax assets:		
Compensation related expenses	**$ 122.0**	$ 84.0
Inventory obsolescence and other inventory related reserves	**62.0**	59.5
Retirement benefit obligations	**99.7**	88.1
Various accruals not currently deductible	**146.9**	131.3
Net operating loss, credit and other carryforwards	**42.3**	27.1
Unrecognized state tax benefits and accrued interest	**34.7**	45.8
Other differences between tax and financial statement values	**89.9**	74.7
	597.5	510.5
Valuation allowance for deferred tax assets	**(38.5)**	(23.5)
Total deferred tax assets	**559.0**	487.0
Deferred tax liabilities:		
Depreciation and amortization	**(182.8)**	(127.8)
Other differences between tax and financial statement values	**(2.4)**	(0.5)
Total deferred tax liabilities	**(185.2)**	(128.3)
Total net deferred tax assets	**$ 373.8**	$ 358.7

As of June 30, 2010 and 2009, the Company had current net deferred tax assets of $269.0 million and $202.7 million, respectively, substantially all of which are included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets. In addition, the Company had noncurrent net deferred tax assets of $104.8 million and $156.0 million as of June 30, 2010 and 2009, respectively, substantially all of which are included in Other assets in the accompanying consolidated balance sheets.

As of June 30, 2010 and 2009, certain subsidiaries had net operating loss and other carryforwards for tax purposes of approximately $154 million and $96 million, respectively. With the exception of $135.3 million of net operating loss and other carryforwards with an indefinite carryforward period as of June 30, 2010, these carryforwards expire at various dates through fiscal 2030. Deferred tax assets, net of valuation allowances, in the amount of $3.9 million and $4.2 million as of June 30, 2010 and 2009, respectively, have been recorded to reflect the tax benefits of the carryforwards not utilized to date.

A full valuation allowance has been provided for those deferred tax assets for which, in the opinion of management, it is more-likely-than-not that the deferred tax assets will not be realized.

Earnings before income taxes include amounts contributed by the Company's international operations of approximately $966 million, $674 million and $905 million for fiscal 2010, 2009 and 2008, respectively. A portion of these earnings are taxed in the United States.

As of June 30, 2010 and 2009, the Company had gross unrecognized tax benefits of $157.3 million and $259.1 million, respectively. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $80.6 million.

The Company classifies applicable interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. During fiscal 2010, the Company recognized a gross interest and penalty benefit of $11.9 million in the accompanying consolidated statement of earnings. The total gross interest and penalty expense during fiscal 2009 in the accompanying consolidated statement of earnings was $17.2 million. The total gross accrued interest and penalties in the accompanying consolidated balance sheets at June 30, 2010 and 2009 were $36.7 million and $67.9 million, respectively. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

JUNE 30, 2010 (In millions)	
Balance of gross unrecognized tax benefits as of July 1, 2009	$259.1
Gross amounts of increases as a result of tax positions taken during a prior period	22.3
Gross amounts of decreases as a result of tax positions taken during a prior period	(76.8)
Gross amounts of increases as a result of tax positions taken during the current period	9.4
Amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(51.8)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statutes of limitations	(4.9)
Balance of gross unrecognized tax benefits as of June 30, 2010	$157.3

Included in the balance of gross unrecognized tax benefits at June 30, 2010 are $27.4 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company is routinely audited and examined in these jurisdictions. The Company provides tax reserves for U.S. federal, state, local and international unrecognized tax benefits for periods subject to audit. The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. Where applicable, associated interest and penalties have also been recognized. Although the outcome related to these exposures is uncertain, in management's opinion, adequate provisions for income taxes have been made for estimable potential liabilities emanating from these exposures. In certain circumstances, the ultimate outcome of exposures and risks involve significant uncertainties which render them inestimable. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's consolidated financial statements.

The Company is currently undergoing a U.S. federal income tax audit as well as examinations and controversies in several state, local and international jurisdictions. These matters are in various stages of completion and involve complex multi-jurisdictional issues common among multinational enterprises, including transfer pricing, that may require an extended period of time for resolution. During the fourth quarter of fiscal 2008, the IRS completed the examination phase of fiscal years 2002 through 2005. During fiscal 2008, the Company presented disputed computations concerning U.S. foreign tax credit determinations to the Appeals Division of the IRS and a claim was entered pursuant to an administrative process of the tax treaty between the U.S. and Belgium (commonly referred to as the "Competent Authority" process). During the fourth quarter of fiscal 2009, the Company reached a formal settlement with the Appeals Division. As a result of the settlement, the Company recognized a tax and interest benefit of $19.2 million, net of tax. A resolution of remaining computations in dispute was subject to the outcome of the Company's Competent Authority claim. As of June 30, 2010, the Company's Competent Authority claim remained unresolved. However, subsequent to June 30, 2010, the Company's Competent Authority claim was settled, thereby resolving the remaining U.S. foreign tax credit determinations formerly in dispute. The impact from the settlement is not anticipated to have a material impact on the Company's consolidated financial statements.

During the fourth quarter of fiscal 2010, the Company reached a formal agreement with the IRS concerning the examination adjustments proposed for fiscal years 2002 through 2005. As a result, the Company has applied a prior cash payment of $35.0 million made to the U.S. Treasury as an advance deposit toward these agreed-to adjustments. Separately, during fiscal 2010 the IRS continued their examination of fiscal years 2006 through 2008. In the fourth quarter of fiscal 2010, the Company made a cash payment of $20.5 million to the U.S. Treasury as an advance deposit in anticipation of a formal resolution to examination adjustments proposed for fiscal years 2006 through 2008. Although the advance deposit limits the accrual of additional interest that would be due to the U.S. Treasury, there is no impact on the amount of unrecognized tax benefits until a final agreement is reached.

During the third quarter of fiscal 2010, the Company accepted an invitation from the IRS to join the Compliance Assurance Program ("CAP") beginning with the fiscal year ending June 30, 2011. The objective of CAP is to reduce taxpayer burden and uncertainty while assuring the IRS of the accuracy of income tax returns prior to filing, thereby reducing or eliminating the need for post-filing examinations.

The Company had been notified of a disallowance of tax deductions claimed by its subsidiary in Spain for fiscal years 1999 through 2002. As a result, the subsidiary was reassessed corporate income tax of $2.5 million for this period, at current exchange rates. An appeal against this reassessment was filed with the Chief Tax Inspector.

On July 18, 2005, the final assessment made by the Chief Tax Inspector was received, confirming the reassessment made by the tax auditors. During fiscal 2006, an appeal against this final assessment was filed with the Madrid Regional Economic Administrative Tribunal ("TEAR"). In view of the TEAR's silence, during fiscal 2007 the claim was presumed to be dismissed and an appeal was filed against it with the Central Economic-Administrative Tribunal ("TEAC"). During the fiscal 2008 fourth quarter, the TEAC dismissed the claim and, on June 10, 2008, the Company filed an appeal for judicial review with the National Appellate Court. During fiscal 2009, the Company completed the appeal proceedings with the National Appellate Court and, as of June 30, 2010, awaits the court's decision. While no assurance can be given as to the outcome in respect of this assessment and pending appeal in the Spanish courts, management believes it is more-likely-than-not that the subsidiary will be successful in its defense against the assessment and continues to measure the full amount of the tax benefit. Accordingly, no tax reserve has been established for this potential exposure.

Notwithstanding the pending appeal in the Spanish courts, during the fourth quarter of fiscal 2010, the Company reached a favorable tentative agreement with the Spanish tax authority regarding an examination of the fiscal 2005 through calendar year 2007 tax period.

During fiscal 2010, the Company concluded various state, local and foreign income tax audits and examinations while several other matters, including those noted above, were initiated or remained pending. On the basis of the information available in this regard as of June 30, 2010, it is reasonably possible that the total amount of unrecognized tax benefits could decrease in a range of $45 million to $60 million within 12 months as a result of projected resolutions of global tax examinations and controversies and a potential lapse of the applicable statutes of limitations.

The tax years subject to examination vary depending on the tax jurisdiction. As of June 30, 2010, the following tax years remain subject to examination by the major tax jurisdictions indicated:

Major Jurisdiction	Open Fiscal Years
Belgium	2006–2010
Canada	2001–2010
France	2006–2010
Germany	1999–2002, 2004–2010
Japan	2006–2010
Korea	2009–2010
Spain	1999–2002, 2005–2010
Switzerland	2006–2010
United Kingdom	2009–2010
United States	2006–2010
State of California	2002–2010
State of Minnesota	2001–2010
State of New York	2007–2010

The Company is also subject to income tax examinations in numerous other state, local and foreign jurisdictions. The Company believes that its tax reserves are adequate for all years subject to examination.

NOTE 9 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

JUNE 30	**2010**	2009
(In millions)		
Advertising, merchandising and sampling	**$ 373.5**	$ 321.1
Employee compensation	**366.3**	280.8
Payroll and other taxes	**103.6**	94.8
Restructuring	**25.4**	48.2
Other	**249.2**	317.5
	$1,118.0	$1,062.4

NOTE 10 – DEBT

The Company's short-term and long-term debt and available financing consist of the following:

($ in millions)	Debt at June 30		Available financing at June 30, 2010	
	2010	2009	Committed	Uncommitted
6.00% Senior Notes, due May 15, 2037 ("2037 Senior Notes")	**$ 296.3**	$ 296.3	$ –	$ –
5.75% Senior Notes, due October 15, 2033 ("2033 Senior Notes")	**197.6**	197.5	–	–
5.55% Senior Notes, due May 15, 2017 ("2017 Senior Notes")	**338.3**	324.1	–	–
7.75% Senior Notes, due November 1, 2013 ("2013 Senior Notes")	**230.0**	299.8	–	–
6.00% Senior Notes, due January 15, 2012 ("2012 Senior Notes")	**118.3**	244.2	–	–
$13.5 million promissory note due August 31, 2012	**7.3**	15.2	–	–
$7.0 million promissory note due July 31, 2009	**—**	7.7	–	–
Commercial paper	**—**	–	–	750.0
Turkish lira overdraft borrowing facility	**4.6**	12.5	–	20.7
Loan participation notes	**—**	–	–	150.0
March 2011 Japanese yen revolving credit facility	**—**	–	16.9	–
March 2012 Japanese yen revolving credit facility	**—**	–	16.9	–
Other long-term borrowings	**17.2**	10.5	–	–
Other short-term borrowings	**18.8**	13.6	–	158.5
Revolving credit facility	**—**	–	750.0	–
	1,228.4	1,421.4	$783.8	$1,079.2
Less short-term debt including current maturities	**(23.4)**	(33.8)		
	$1,205.0	$1,387.6		

As of June 30, 2010, the Company had outstanding $296.3 million of 2037 Senior Notes consisting of $300.0 million principal and unamortized debt discount of $3.7 million. The 2037 Senior Notes, when issued in May 2007, were priced at 98.722% with a yield of 6.093%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, in anticipation of the issuance of the 2037 Senior Notes, the Company entered into a series of forward-starting interest rate swap agreements on a notional amount totaling $210.0 million at a weighted average all-in rate of 5.45%. The forward-starting interest rate swap agreements were settled upon the issuance of the new debt and the Company recognized a loss in other comprehensive income of $0.9 million that will be amortized to interest expense over the life of the 2037 Senior Notes. As a result of the forward-starting interest rate swap agreements, the debt discount and debt issuance costs, the effective interest rate on the 2037 Senior Notes will be 6.181% over the life of the debt.

As of June 30, 2010, the Company had outstanding $197.6 million of 2033 Senior Notes consisting of $200.0 million principal and unamortized debt discount of $2.4 million. The 2033 Senior Notes, when issued in September 2003, were priced at 98.645% with a yield of 5.846%. Interest payments are required to be made semi-annually on April 15 and October 15. In May 2003, in anticipation of the issuance of the 5.75% Senior Notes, the Company entered into a series of treasury lock agreements on a notional amount totaling $195.0 million at a weighted average all-in rate of 4.53%. The treasury lock agreements were settled upon the issuance of the new debt and the Company received a payment of $15.0 million that will be amortized against interest expense over the life of the 2033 Senior Notes. As a result of the treasury lock agreements, the debt discount and debt issuance costs, the effective interest rate on the 2033 Senior Notes will be 5.395% over the life of the debt.

As of June 30, 2010, the Company had outstanding $338.3 million of 2017 Senior Notes consisting of $300.0 million principal, an unamortized debt discount of $0.4 million, and a $38.7 million adjustment to reflect the fair value of outstanding interest rate swaps. The 2017 Senior Notes, when issued in May 2007, were priced at 99.845% with a yield of 5.570%. Interest payments are required to be made semi-annually on May 15 and November 15. In April 2007, the Company entered into interest rate swap agreements with a notional amount totaling $250.0 million to effectively convert the fixed rate interest on its outstanding 2017 Senior Notes to variable interest rates based on six-month LIBOR.

As of June 30, 2010, the Company had outstanding $230.0 million of 2013 Senior Notes consisting of $230.1

million principal and an unamortized debt discount of $0.1 million. The 2013 Senior Notes, when issued in November 2008, were priced at 99.932% with a yield of 7.767%. Interest payments are required to be made semi-annually on May 1 and November 1.

As of June 30, 2010, the Company had outstanding $118.3 million of 2012 Senior Notes consisting of $120.0 million principal, an unamortized debt discount of $0.1 million, and a $1.6 million adjustment to reflect the remaining termination value of an interest rate swap. The 2012 Senior Notes, when issued in January 2002, were priced at 99.538% with a yield of 6.062%. Interest payments are required to be made semi-annually on January 15 and July 15. In May 2003, the Company entered into an interest rate swap agreement with a notional amount of $250.0 million to effectively convert the fixed rate interest on its outstanding 2012 Senior Notes to variable interest rates based on six-month LIBOR. In April 2007, the Company terminated this interest rate swap. The instrument, which was classified as a liability, had a fair value of $11.1 million at cash settlement, which included $0.9 million of accrued interest payable to the counterparty. Hedge accounting treatment was discontinued prospectively and the offsetting adjustment to the carrying amount of the related debt will be amortized to interest expense over the remaining life of the debt.

On May 24, 2010, the Company completed a cash tender offer for $130.0 million principal amount of its 2012 Senior Notes at a price of 108.500% of the principal amount and for $69.9 million principal amount of its 2013 Senior Notes at a tender price of 118.813% of the principal amount. During the fourth quarter of fiscal 2010, the Company recorded a pre-tax expense on the extinguishment of debt of $27.3 million representing the tender premium of $24.2 million, the pro-rata write-off of $2.4 million of unamortized terminated interest rate swap, issuance costs and debt discount, and $0.7 million in tender offer costs associated with both series of notes.

The purchase price related to the July 2007 acquisition of Ojon Corporation included (i) a promissory note due July 31, 2009 with a notional value of $7.0 million and capitalized interest of $0.7 million, bearing interest at 10.00% due at maturity, which was paid as of June 30, 2010 and (ii) a promissory note due August 31, 2012 with a notional amount of $13.5 million, of which a payment of $6.7 million was made during January 2010, and unamortized premium of $0.5 million (present value of $7.3 million at June 30, 2010), bearing interest at 10.00% payable annually on July 31. These notes were recorded in the accompanying consolidated balance sheet at present value using effective rates of 5.11% and 5.42%, respectively.

The Company has a $750.0 million commercial paper program under which it may issue commercial paper in the United States. At June 30, 2010, there was no commercial paper outstanding.

As of June 30, 2010, the Company had an overdraft borrowing agreement with a financial institution pursuant to which its subsidiary in Turkey may be credited to satisfy outstanding negative daily balances arising from its business operations. The total balance outstanding at any time shall not exceed 40.0 million Turkish lira ($25.3 million at the exchange rate at June 30, 2010). The interest rate applicable to each such credit shall be up to a maximum of 175 basis points per annum above the spot rate charged by the lender or the lender's floating call rate agreed to by the Company at each borrowing. There were no debt issuance costs incurred related to this agreement. The outstanding balance at June 30, 2010 ($4.6 million at the exchange rate at June 30, 2010) is classified as short-term debt on the Company's consolidated balance sheet.

As of June 30, 2010, the Company had a fixed rate promissory note agreement with a financial institution pursuant to which the Company may borrow up to $150.0 million in the form of loan participation notes through one of its subsidiaries in Europe. The interest rate on borrowings under this agreement is at an all-in fixed rate determined by the lender and agreed to by the Company at the date of each borrowing. At June 30, 2010, no borrowings were outstanding under this agreement. Debt issuance costs incurred related to this agreement were de minimis.

As of June 30, 2010, the Company had a 1.5 billion Japanese yen ($16.9 million at the exchange rate at June 30, 2010) revolving credit facility that expires on March 31, 2011 and a 1.5 billion Japanese yen ($16.9 million at the exchange rate at June 30, 2010) revolving credit facility that expires on March 31, 2012. The interest rates on borrowings under these credit facilities are based on TIBOR (Tokyo Interbank Offered Rate) plus .45% and .75%, respectively, and the facility fees incurred on undrawn balances are 15 basis points and 25 basis points, respectively. At June 30, 2010, no borrowings were outstanding under these facilities.

The Company has an undrawn $750.0 million senior unsecured revolving credit facility that expires on April 26, 2012. This facility may be used primarily to provide credit support for the Company's commercial paper program, to repurchase shares of its common stock and for general corporate purposes. Up to the equivalent of $250 million of the credit facility is available for multi-currency loans. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime, which is the rate of interest publicly announced by the administrative agent, or ½% plus the Federal funds rate. The Company incurred costs of approximately $0.3 million to establish the facility which will be amortized over the term of the facility. The credit facility has an annual fee of $0.4 million, payable quarterly, based on the Company's current credit ratings. This facility also contains a cross-default provision whereby a failure to pay other material financial obligations in excess of $50.0 million (after grace periods and absent a waiver from the lenders) would result in an event of default and the acceleration of the maturity of any outstanding debt under this facility. As of June 30, 2010, the Company was in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens. The financial covenant of this facility requires an interest expense coverage ratio of greater than 3:1 as of the last day of each fiscal quarter. There are no other conditions where the lender's commitments may be withdrawn, other than certain events of default, as defined in the facility, which are customary for facilities of this type.

The Company maintains uncommitted credit facilities in various regions throughout the world. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. During fiscal 2010 and 2009, the monthly average amount outstanding was approximately $12.6 million and $28.2 million, respectively, and the annualized monthly weighted average interest rate incurred was approximately 10.0% and 13.4%, respectively.

Refer to Note 14—Commitments and Contingencies for the Company's projected debt service payments over the next five fiscal years.

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company primarily enters into foreign currency forward and option contracts to reduce the effects of fluctuating foreign currency exchange rates and interest rate derivatives to manage the effects of interest rate movements on the Company's aggregate liability portfolio. The Company also enters into foreign currency forward contracts and may use option contracts, not designated as hedging instruments, to mitigate the change in fair value of specific assets and liabilities on the balance sheet. The Company does not utilize derivative financial instruments for trading or speculative purposes. Costs associated with entering into these derivative financial instruments have not been material to the Company's consolidated financial results.

For each derivative contract entered into where the Company looks to obtain hedge accounting treatment, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will be required to discontinue hedge accounting with respect to that derivative prospectively.

The fair values of the Company's derivative financial instruments included in the consolidated balance sheets are presented as follows:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value[1]		Balance Sheet Location	Fair Value[1]	
		June 30			June 30	
		2010	2009		**2010**	2009
(In millions)						
Derivatives Designated as Hedging Instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	**$17.1**	$13.9	Other accrued liabilities	**$10.5**	$24.9
Interest rate swap contracts	Other assets	**38.7**	24.5	Not applicable	**—**	—
Total Derivatives Designated as Hedging Instruments		**55.8**	38.4		**10.5**	24.9
Derivatives Not Designated as Hedging Instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	**2.0**	2.8	Other accrued liabilities	**2.0**	1.3
Total Derivatives		**$57.8**	$41.2		**$12.5**	$26.2

(1) See Note 12—Fair Value Measurements for further information about how the fair value of derivative assets and liabilities are determined.

The amounts of the gains and losses related to the Company's derivative financial instruments designated as hedging instruments are presented as follows:

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)[1]	
	June 30			June 30	
	2010	2009		**2010**	2009
(In millions)					
Derivatives in Cash Flow Hedging Relationships:					
Foreign currency forward contracts	**$(0.2)**	$16.5	Cost of sales	**$ (8.5)**	$ 6.8
			Selling, general and administrative	**(11.8)**	19.3
Total derivatives	**$(0.2)**	$16.5		**$(20.3)**	$26.1

(1) The amount of gain (loss) recognized in earnings related to the amount excluded from effectiveness testing was $(2.5) million and $1.4 million for the fiscal years ended June 30, 2010 and 2009, respectively. There was no gain (loss) recognized in earnings related to the ineffective portion of the hedging relationships for the fiscal years ended June 30, 2010 and 2009, respectively.

	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives[1]	
		June 30	
		2010	2009
(In millions)			
Derivatives in Fair Value Hedging Relationships:			
Interest rate swap contracts	Interest expense, net	**$14.2**	$13.6

(1) Changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt.

The amounts of the gains and losses related to the Company's derivative financial instruments not designated as hedging instruments are presented as follows:

(In millions)	Location of Gain or (Loss) Recognized in Earnings on Derivatives	Amount of Gain or (Loss) Recognized in Earnings on Derivatives	
		June 30	
		2010	2009
Derivatives Not Designated as Hedging Instruments:			
Foreign currency forward contracts	Selling, general and administrative	**$(1.6)**	$(0.7)

Foreign Currency Cash-Flow Hedges

The Company enters into foreign currency forward contracts to hedge anticipated transactions, as well as receivables and payables denominated in foreign currencies, for periods consistent with the Company's identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on costs and on the cash flows that the Company receives from foreign subsidiaries. The majority of foreign currency forward contracts are denominated in currencies of major industrial countries. The Company may also enter into foreign currency option contracts to hedge anticipated transactions. The foreign currency forward contracts entered into to hedge anticipated transactions have been designated as foreign currency cash-flow hedges and have varying maturities through the end of June 2011. Hedge effectiveness of foreign currency forward contracts is based on a hypothetical derivative methodology and excludes the portion of fair value attributable to the spot-forward difference which is recorded in current-period earnings. Hedge effectiveness of foreign currency option contracts is based on a dollar offset methodology.

The ineffective portion of both foreign currency forward and option contracts is recorded in current-period earnings. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income (loss) are reclassified to earnings when the underlying forecasted transaction occurs. If it is probable that the forecasted transaction will no longer occur, then any gains or losses in accumulated other comprehensive income (loss) are reclassified to current-period earnings. As of June 30, 2010, the Company's foreign currency cash-flow hedges were highly effective in all material respects. The estimated net gain (loss) as of June 30, 2010 that is expected to be reclassified from accumulated other comprehensive income (loss) into earnings, net of tax, within the next twelve months is $6.3 million.

At June 30, 2010, the Company had foreign currency forward contracts in the amount of $1,348.8 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the Swiss franc ($257.5 million), British pound ($241.9 million), Canadian dollar ($152.2 million), Euro ($148.0 million), Hong Kong dollar ($97.3 million), Australian dollar ($88.3 million) and Japanese yen ($62.3 million).

At June 30, 2009, the Company had foreign currency forward contracts in the amount of $1,260.8 million. The foreign currencies included in foreign currency forward contracts (notional value stated in U.S. dollars) are principally the British pound ($239.1 million), Euro ($212.5 million), Swiss franc ($206.8 million), Canadian dollar ($168.0 million), Hong Kong dollar ($79.4 million), Japanese yen ($76.0 million) and Australian dollar ($69.6 million).

Fair-Value Hedges

The Company enters into interest rate derivative contracts to manage its exposure to interest rate fluctuations on its funded indebtedness and anticipated issuance of debt for periods consistent with the identified exposures. The Company has interest rate swap agreements, with a notional amount totaling $250.0 million, to effectively convert the fixed rate interest on its 2017 Senior Notes to variable interest rates based on six-month LIBOR. These interest rate swap agreements are designated as fair-value hedges of the related long-term debt and the changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt. As of June 30, 2010, these fair-value hedges were highly effective in all material respects. Information regarding the Company's interest rate swap agreements is presented in the following table:

	YEAR ENDED OR AT JUNE 30, 2010			YEAR ENDED OR AT JUNE 30, 2009		
	Notional	Weighted Average		Notional	Weighted Average	
	Amount	Pay Rate	Receive Rate	Amount	Pay Rate	Receive Rate
($ in millions)						
Interest rate swaps on 2017 Senior Notes	**$250.0**	**0.96%**	**5.55%**	$250.0	1.75%	5.55%

Credit Risk

As a matter of policy, the Company only enters into derivative contracts with counterparties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions. Exposure to credit risk in the event of nonperformance by any of the counterparties is limited to the gross fair value of contracts in asset positions, which totaled $57.7 million at June 30, 2010, of which 40% and 35% were attributable to two counterparties. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored and reported to management. Accordingly, management believes risk of loss under these hedging contracts is remote.

Certain of the Company's derivative financial instruments contain credit-risk-related contingent features. As of June 30, 2010, the Company was in compliance with such features and there were no derivative financial instruments with credit-risk-related contingent features that were in a net liability position.

NOTE 12—FAIR VALUE MEASUREMENTS

The Company records its financial assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. Effective beginning in the Company's fiscal 2010, the accounting for fair value measurements must be applied to nonrecurring nonfinancial assets and nonfinancial liabilities, which principally consist of assets or liabilities acquired through business combinations, goodwill, indefinite-lived intangible assets and long-lived assets for purposes of calculating potential impairment, and liabilities associated with restructuring activities. In addition, the disclosure for the accounting for the fair value measurements must be applied to the Company's defined benefit pension plans and post-retirement benefit plans. See Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans. The Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
(In millions)				
Assets:				
Foreign currency forward contracts	$ —	$19.1	$ —	$19.1
Interest rate swap contracts	—	38.7	—	38.7
Available-for-sale securities	5.4	—	—	5.4
Total	$5.4	$57.8	$ —	$63.2
Liabilities:				
Foreign currency forward contracts	$ —	$12.5	$ —	$12.5

The following table presents the Company's hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

	Level 1	Level 2	Level 3	Total
(In millions)				
Assets:				
Foreign currency forward contracts	$ —	$16.7	$ —	$16.7
Interest rate swap contracts	—	24.5	—	24.5
Available-for-sale securities	5.5	—	—	5.5
Total	$5.5	$41.2	$ —	$46.7
Liabilities:				
Foreign currency forward contracts	$ —	$26.2	$ —	$26.2

The following table presents the Company's hierarchy as of June 30, 2010 for certain of its nonfinancial assets measured at fair value on a nonrecurring basis due to changes in circumstances that triggered interim impairment reviews and recoverability tests during fiscal 2010:

	Impairment charges	Carrying Value June 30, 2010	Level 1	Level 2	Level 3[1]
(In millions)					
Goodwill	$16.6	$28.0	$—	$—	$28.0
Other intangible assets, net	37.9[2]	41.4	—	—	41.4
Long-lived assets	2.7	—	—	—	—
Total	$57.2	$69.4	$—	$—	$69.4

(1) See Note 4—Property, Plant and Equipment and Note 5—Goodwill and Other Intangible Assets for discussion of the valuation techniques used to measure fair value, the description of the inputs and information used to develop those inputs.

(2) Includes $8.8 million related to the reformulation of Ojon brand products, which is included in Restructuring and other special charges in the accompanying consolidated statements of earnings.

The following methods and assumptions were used to estimate the fair value of the Company's other classes of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents—The carrying amount approximates fair value, primarily because of the short maturity of cash equivalent instruments.

Available-for-sale securities—Available-for-sale securities are generally comprised of mutual funds and are valued using quoted market prices on an active exchange. Available-for-sale securities are included in investments in the accompanying consolidated balance sheets.

Foreign currency forward contracts—The fair values of the Company's foreign currency forward contracts were determined using an industry-standard valuation model, which is based on an income approach. The significant observable inputs to the model, such as swap yield curves and currency spot and forward rates, were obtained from an independent pricing service. To determine the fair value of contracts under the model, the difference between the contract price and the current forward rate was discounted using LIBOR for contracts with maturities up to 12 months, and swap yield curves for contracts with maturities greater than 12 months.

Interest rate swap contracts—The fair values of the Company's outstanding interest rate swap contracts were determined using the market approach and were based on non-binding offers from the counterparties that are corroborated by observable market data using the income approach. The non-binding offers represented the prices offered by the counterparties in the over-the-counter market to unwind and terminate these instruments (exclusive of accrued interest) and incorporated the counterparties' respective overall credit exposure to the Company. The Company performs a discounted cash flow analysis to corroborate the fair values of the non-binding offers using inputs such as swap yield curves and six-month LIBOR forward rates, which are obtained from an independent pricing service.

Short-term and long-term debt—The fair value of the Company's debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities. To a lesser extent, debt also includes capital lease obligations for which the carrying amount approximates the fair value.

The estimated fair values of the Company's financial instruments are as follows:

	JUNE 30, 2010		JUNE 30, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In millions)				
Nonderivatives				
Cash and cash equivalents	**$1,120.7**	**$1,120.7**	$ 864.5	$ 864.5
Available-for-sale securities	**5.4**	**5.4**	5.5	5.5
Short-term and long-term debt	**1,228.4**	**1,325.3**	1,421.4	1,425.0
Derivatives				
Foreign currency forward contracts—asset (liability)	**6.6**	**6.6**	(9.5)	(9.5)
Interest rate swap contracts—asset (liability)	**38.7**	**38.7**	24.5	24.5

NOTE 13—PENSION, DEFERRED COMPENSATION AND POST-RETIREMENT BENEFIT PLANS

The Company maintains pension plans covering substantially all of its full-time employees for its U.S. operations and a majority of its international operations. Several plans provide pension benefits based primarily on years of service and employees' earnings. In certain instances, the Company adjusts benefits in connection with international employee transfers.

Retirement Growth Account Plan (U.S.)

The Retirement Growth Account Plan is a trust-based, noncontributory qualified defined benefit pension plan. The Company's funding policy consists of contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes.

Restoration Plan (U.S.)

The Company also has an unfunded, non-qualified domestic noncontributory pension Restoration Plan to provide benefits in excess of Internal Revenue Code limitations.

International Pension Plans

The Company maintains International pension plans, the most significant of which are defined benefit pension plans. The Company's funding policies for these plans are determined by local laws and regulations. The Company's most significant defined benefit pension obligations are included in the plan summaries below.

Post-retirement Benefits

The Company maintains a domestic post-retirement benefit plan which provides certain medical and dental benefits to eligible employees. Employees hired after January 1, 2002 are not eligible for retiree medical benefits when they retire. Certain retired employees who are receiving monthly pension benefits are eligible for participation in the plan. Contributions required and benefits received by retirees and eligible family members are dependent on the age of the retiree. It is the Company's practice to fund these benefits as incurred and to provide discretionary funding for the future liability up to the maximum amount deductible for income tax purposes.

Certain of the Company's international subsidiaries and affiliates have post-retirement plans, although most participants are covered by government-sponsored or administered programs.

Plan Summaries

The significant components of the above mentioned plans as of and for the years ended June 30 are summarized as follows:

	Pension Plans				Other than Pension Plans	
	U.S.		International		Post-retirement	
	2010	2009	**2010**	2009	**2010**	2009
(In millions)						
Change in benefit obligation:						
Benefit obligation at beginning of year	**$469.6**	$432.6	**$379.3**	$404.4	**$ 122.8**	$ 110.4
Service cost	**22.5**	20.9	**17.9**	16.3	**3.3**	3.6
Interest cost	**29.3**	28.1	**19.3**	18.1	**8.0**	7.6
Plan participant contributions	**—**	—	**2.5**	2.4	**0.6**	0.6
Actuarial loss (gain)	**51.8**	17.3	**47.5**	1.4	**15.4**	7.2
Foreign currency exchange rate impact	**—**	—	**(22.7)**	(43.9)	**1.1**	(1.6)
Benefits, expenses, taxes and premiums paid	**(27.6)**	(29.3)	**(23.2)**	(19.9)	**(5.4)**	(5.0)
Plan amendments	**—**	—	**(1.8)**	0.8	**(0.8)**	—
Special termination benefits	**—**	—	**1.1**	2.4	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**0.3**	1.2	**—**	—
Settlements and curtailments	**—**	—	**(6.5)**	(3.9)	**—**	—
Benefit obligation at end of year	**$545.6**	$469.6	**$413.7**	$379.3	**$ 145.0**	$ 122.8
Change in plan assets:						
Fair value of plan assets at beginning of year	**$386.5**	$420.0	**$299.0**	$345.7	**$ —**	$ —
Actual return on plan assets	**72.7**	(29.3)	**28.4**	(31.2)	**—**	—
Foreign currency exchange rate impact	**—**	—	**(15.6)**	(37.1)	**—**	—
Employer contributions	**46.7**	25.1	**68.2**	41.8	**10.8**	4.4
Plan participant contributions	**—**	—	**2.5**	2.4	**0.6**	0.6
Settlements and curtailments	**—**	—	**(6.5)**	(3.9)	**—**	—
Acquisitions, divestitures, adjustments	**—**	—	**0.3**	1.2	**—**	—
Benefits, expenses, taxes and premiums paid from plan assets	**(27.6)**	(29.3)	**(23.2)**	(19.9)	**(5.4)**	(5.0)
Fair value of plan assets at end of year	**$478.3**	$386.5	**$353.1**	$299.0	**$ 6.0**	$ —
Funded status	**$ (67.3)**	$ (83.1)	**$ (60.6)**	$ (80.3)	**$(139.0)**	$(122.8)
Amounts recognized in the Balance Sheet consist of:						
Other assets	**$ 19.6**	$ 2.2	**$ 26.7**	$ 6.6	**$ —**	$ —
Other accrued liabilities	**(8.1)**	(7.6)	**(2.0)**	(4.8)	**(0.3)**	(4.6)
Other noncurrent liabilities	**(78.8)**	(77.7)	**(85.3)**	(82.1)	**(138.7)**	(118.2)
Funded status	**(67.3)**	(83.1)	**(60.6)**	(80.3)	**(139.0)**	(122.8)
Accumulated other comprehensive loss	**156.1**	149.7	**144.5**	120.4	**28.6**	15.0
Net amount recognized	**$ 88.8**	$ 66.6	**$ 83.9**	$ 40.1	**$(110.4)**	$(107.8)

	Pension Plans						Other than Pension Plans		
	U.S.			International			Post-retirement		
	2010	2009	2008	**2010**	2009	2008	**2010**	2009	2008
($ in millions)									
Components of net periodic benefit cost:									
Service cost, net	**$ 22.5**	$ 20.9	$ 19.7	**$ 17.9**	$ 16.3	$ 17.1	**$ 3.3**	$ 3.6	$ 3.8
Interest cost	**29.3**	28.1	26.2	**19.3**	18.1	15.1	**8.0**	7.6	6.2
Expected return on assets	**(32.4)**	(33.4)	(31.7)	**(19.8)**	(18.8)	(15.3)	**—**	—	—
Amortization of:									
Transition (asset) obligation	**—**	—	—	**—**	0.1	0.1	**—**	—	—
Prior service cost	**0.8**	0.7	0.7	**2.3**	2.3	0.3	**—**	—	—
Actuarial loss (gain)	**4.1**	1.7	1.7	**1.9**	0.6	5.9	**0.6**	0.5	0.1
Settlements and curtailments	**—**	—	—	**2.7**	1.3	0.7	**—**	—	—
Acquisitions, divestitures, adjustments	**—**	—	—	**—**	—	—	**—**	—	—
Special termination benefits	**—**	—	—	**1.1**	2.4	1.2	**—**	—	—
Net periodic benefit cost	**$ 24.3**	$ 18.0	$ 16.6	**$ 25.4**	$ 22.3	$ 25.1	**$11.9**	$11.7	$10.1
Weighted-average assumptions used to determine benefit obligations at June 30:									
Discount rate	**5.30%**	6.50%	6.75%	**1.25–8.00%**	1.75–8.75%	2.00–9.00%	**5.30–9.00%**	6.50–9.00%	6.25–6.75%
Rate of compensation increase	**4.00–12.00%**	4.00–12.00%	4.00–12.00%	**2.00–6.00%**	1.75–5.50%	1.75–6.00%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the year ended June 30:									
Discount rate	**6.50%**	6.75%	6.25%	**1.75–8.75%**	2.00–9.00%	2.25–8.25%	**6.50–9.00%**	6.25–8.75%	5.50–6.25%
Expected return on assets	**7.75%**	7.75%	7.75%	**2.75–8.75%**	3.25–9.00%	3.00–8.25%	**N/A**	N/A	N/A
Rate of compensation increase	**4.00–12.00%**	4.00–12.00%	3.00–9.50%	**1.75–5.50%**	1.75–6.00%	1.75–6.00%	**N/A**	N/A	N/A

The discount rate for each plan used for determining future net periodic benefit cost is based on a review of highly rated long-term bonds. The discount rate for the Company's U.S. Plans is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. The Company believes the timing and amount of cash flows related to the bonds included in this portfolio is expected to match the estimated defined benefit payment streams of its U.S. Plans. In determining the long-term rate of return for a plan, the Company considers the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed weighted-average health care cost trend rate for the coming year is 7.05% while the weighted-average ultimate trend rate of 4.56% is expected to be reached in approximately 20 years. A one-percentage-point change in assumed health care cost trend rates for fiscal 2010 would have had the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
(In millions)		
Effect on total service and interest costs	$1.1	$(1.0)
Effect on post-retirement benefit obligations	$9.4	$(9.0)

Amounts recognized in accumulated other comprehensive (income) loss (before tax) as of June 30, 2010 are as follows:

	Pension Plans		Other than Pension Plans	
	U.S.	International	Post-retirement	Total
(In millions)				
Net actuarial (gains) losses, beginning of year	$143.8	$ 94.2	$15.1	$253.1
Actuarial (gains) losses recognized	11.3	38.9	15.4	65.6
Amortization of amounts included in net periodic benefit cost	(4.1)	(4.6)	(0.6)	(9.3)
Translation adjustments	—	(3.5)	(0.4)	(3.9)
Net actuarial (gains) losses, end of year	151.0	125.0	29.5	305.5
Net prior service cost (credit), beginning of year	5.9	26.3	(0.1)	32.1
Prior service cost (credit) recognized	—	(1.8)	(0.8)	(2.6)
Amortization of amounts included in net periodic benefit cost	(0.8)	(2.3)	—	(3.1)
Translation adjustments	—	(2.6)	—	(2.6)
Net prior service cost (credit), end of year	5.1	19.6	(0.9)	23.8
Net transition obligation (asset), beginning of year	—	(0.1)	—	(0.1)
Amortization of amounts included in net periodic benefit cost	—	—	—	—
Net transition obligation (asset), end of year	—	(0.1)	—	(0.1)
Total amounts recognized in accumulated other comprehensive (income) loss	$156.1	$144.5	$28.6	$329.2

Amounts in accumulated other comprehensive (income) loss expected to be amortized as components of net periodic benefit cost during fiscal 2011 are as follows:

	Pension Plans		Other than Pension Plans
	U.S.	International	Post-retirement
(In millions)			
Prior service cost	$0.7	$1.9	$(0.1)
Net actuarial loss	$9.7	$5.6	$ 1.7

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans at June 30 are as follows:

	Pension Plans					
	Retirement Growth Account		Restoration		International	
	2010	2009	**2010**	2009	**2010**	2009
(In millions)						
Projected benefit obligation	**$458.7**	$384.3	**$86.9**	$85.3	**$413.7**	$379.3
Accumulated benefit obligation	**$405.5**	$334.6	**$71.3**	$69.4	**$362.6**	$331.7
Fair value of plan assets	**$478.3**	$386.5	**$ —**	$ —	**$353.1**	$299.0

International pension plans with projected benefit obligations in excess of the plans' assets had aggregate projected benefit obligations of $158.0 million and $269.6 million and aggregate fair value of plan assets of $70.6 million and $182.6 million at June 30, 2010 and 2009, respectively. International pension plans with accumulated benefit obligations in excess of the plans' assets had aggregate accumulated benefit obligations of $113.3 million and $104.9 million and aggregate fair value of plan assets of $51.0 million and $44.3 million at June 30, 2010 and 2009, respectively.

(In millions)	Pension Plans U.S.	Pension Plans International	Other than Pension Plans Post-retirement
Expected Cash Flows:			
Expected employer contributions for year ending June 30, 2011	$ —	$ 21.4	$ —
Expected benefit payments for year ending June 30,			
2011	41.8	17.5	5.7
2012	42.1	18.5	6.3
2013	40.0	17.7	7.0
2014	33.8	17.0	7.6
2015	34.2	17.5	8.3
Years 2016-2020	172.6	102.6	56.3

Plan Assets

The Company's investment strategy for its pension and post-retirement plan assets is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are primarily invested in diversified funds that hold equity or debt securities to maintain the security of the funds while maximizing the returns within each plan's investment policy. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers, procedures to monitor overall investment performance, as well as investment manager performance.

	Pension Plans U.S.	Pension Plans International	Other than Pension Plans Post-retirement
Target Asset Allocation at June 30, 2010:			
Equity	42%	20%	42%
Debt securities	34%	52%	34%
Other	24%	28%	24%
	100%	100%	100%

The following is a description of the valuation methodologies used for plan assets measured at fair value:

Short-term investment funds—The fair value is determined using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and is primarily classified as Level 2.

Government and agency securities—When quoted prices are available in an active market, the investments are classified as Level 1. When quoted market prices are not available in an active market, the investments are classified as Level 2.

Equity securities—The fair values reflect the closing price reported on a major market where the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Debt instruments—The fair values are based on a compilation of primarily observable market information or a broker quote in a non-active market. These investments are primarily classified within Level 2 of the valuation hierarchy.

Commingled funds—The fair values are determined using NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the trust/entity, minus its liabilities, and then divided by the number of shares outstanding. These investments are generally classified within Level 2 of the valuation hierarchy.

Insurance contracts—The instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investment held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities. Insurance contracts are generally classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.

Interests in limited partnerships and hedge fund investments—One limited partnership investment and one hedge fund was valued using the NAV provided by the administrator of the partnership/fund. The NAV is based on the value of the underlying assets owned by the partnership/fund, minus its liabilities, and then divided by the number of shares outstanding. These investments are classified within Level 2 of the valuation hierarchy. All other limited partnership investments and hedge fund investments are private equity funds and the fair values are determined by the fund managers based on the estimated value of the various holdings of the fund portfolio. These investments are classified within Level 3 of the valuation hierarchy.

The following table presents the fair values of the Company's pension and post-retirement plan assets by asset category as of June 30, 2010:

(In millions)	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Short-term investment funds	$52.6	$ 46.4	$ —	$ 99.0
Government agency securities	—	32.4	—	32.4
Debt instruments	—	86.2	—	86.2
Equity securities	12.4	—	—	12.4
Commingled funds	—	428.7	68.7	497.4
Insurance contracts	—	—	32.0	32.0
Limited partnerships and hedge fund investments	—	—	78.0	78.0
Total	$65.0	$593.7	$178.7	$837.4

The following table presents the changes in Level 3 plan assets for the year ended June 30, 2010:

(In millions)	Commingled Funds	Insurance Contracts	Limited Partnerships and Hedge Fund Investments	Total
Balance as of June 30, 2009	$19.1	$34.3	$65.0	$118.4
Actual return on plan assets:				
Relating to assets still held at the reporting date	4.9	—	10.9	15.8
Relating to assets sold during the year	(3.7)	2.1	—	(1.6)
Purchases, sales, issuances and settlements, net	53.1	0.5	2.1	55.7
Foreign exchange impact	(4.7)	(4.9)	—	(9.6)
Balance as of June 30, 2010	$68.7	$32.0	$78.0	$178.7

401(k) Savings Plan (U.S.)

The Company's 401(k) Savings Plan ("Savings Plan") is a contributory defined contribution plan covering substantially all regular U.S. employees who have completed the hours and service requirements, as defined by the plan document. Regular full-time employees are eligible to participate in the Savings Plan thirty days following their date of hire. The Savings Plan is subject to the applicable provisions of ERISA. The Company matches a portion of the participant's contributions after one year of service under a predetermined formula based on the participant's contribution level. The Company's contributions were $20.8 million, $20.5 million and $18.7 million for the fiscal years ended June 30, 2010, 2009 and 2008, respectively. Shares of the Company's Class A Common Stock are not an investment option in the Savings Plan and the Company does not use such shares to match participants' contributions.

Deferred Compensation

The Company accrues for deferred compensation and interest thereon, and for the increase in the value of share units pursuant to agreements with certain key executives and outside directors. The amounts included in the accompanying consolidated balance sheets under these plans were $61.2 million and $66.4 million as of June 30, 2010 and 2009, respectively. The expense for fiscal 2010, 2009 and 2008 was $1.7 million, $5.4 million and $9.2 million, respectively.

NOTE 14—COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The following table summarizes scheduled maturities of the Company's contractual obligations for which cash flows are fixed and determinable as of June 30, 2010:

		Payments Due in Fiscal					
	Total	2011	2012	2013	2014	2015	Thereafter
(In millions)							
Debt service[1]	$2,072.6	$ 84.1	$188.7	$ 67.2	$277.5	$ 35.1	$1,420.0
Operating lease commitments[2]	1,203.3	200.2	175.7	152.3	131.9	115.8	427.4
Unconditional purchase obligations[3]	2,212.9	1,302.3	214.6	204.1	94.8	96.2	300.9
Gross unrecognized tax benefits and interest—current[4]	41.3	41.3	—	—	—	—	—
Total contractual obligations	$5,530.1	$1,627.9	$579.0	$423.6	$504.2	$247.1	$2,148.3

(1) Includes long-term and short-term debt and the related projected interest costs, and to a lesser extent, capital lease commitments. Interest costs on long-term and short-term debt are projected to be $60.6 million in fiscal 2011, $60.8 million in fiscal 2012, $53.6 million in fiscal 2013, $44.0 million in fiscal 2014, $35.0 million in fiscal 2015 and $619.8 million thereafter. Projected interest costs on variable rate instruments were calculated using market rates at June 30, 2010. Refer to Note 10–Debt.

(2) Minimum operating lease commitments only include base rent. Certain leases provide for contingent rents that are not measurable at inception and primarily include rents based on a percentage of sales in excess of stipulated levels, as well as common area maintenance. These amounts are excluded from minimum operating lease commitments and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably measurable. Such amounts have not been material to total rent expense. Total rental expense included in the accompanying consolidated statements of earnings was $272.8 million in fiscal 2010, $250.6 million in fiscal 2009 and $230.8 million in fiscal 2008.

(3) Unconditional purchase obligations primarily include inventory commitments, estimated future earn-out payments, estimated royalty payments pursuant to license agreements, advertising commitments, capital improvement commitments, planned funding of pension and other post-retirement benefit obligations, commitments pursuant to executive compensation arrangements, obligations related to the Company's cost savings initiatives and acquisitions. Future earn-out payments and future royalty and advertising commitments were estimated based on planned future sales for the term that was in effect at June 30, 2010, without consideration for potential renewal periods.

(4) Refer to Note 8—Income Taxes for information regarding unrecognized tax benefits. During the fourth quarter of fiscal 2010, the Company made a cash payment of $20.5 million to the U.S. Treasury as an advance deposit, which is not reflected as a reduction to the $41.3 million. As of June 30, 2010, the noncurrent portion of the Company's unrecognized tax benefits, including related accrued interest and penalties was $152.7 million. At this time, the settlement period for the noncurrent portion of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined and therefore was not included.

Legal Proceedings

The Company is involved, from time to time, in litigation and other legal proceedings incidental to its business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon the Company's results of operations or financial condition. However, management's assessment of the Company's current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against the Company not presently known to the Company or determinations by judges, juries or other finders of fact which are not in accord with management's evaluation of the possible liability or outcome of such litigation or proceedings.

NOTE 15—COMMON STOCK

As of June 30, 2010, the Company's authorized common stock consists of 650 million shares of Class A Common Stock, par value $.01 per share, and 240 million shares of Class B Common Stock, par value $.01 per share. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share.

Information about the Company's common stock outstanding is as follows:

	Class A	Class B
(Shares in thousands)		
Balance at June 30, 2007	112,523.4	81,804.8
Acquisition of treasury stock	(3,106.3)	—
Conversion of Class B to Class A	3,737.5	(3,737.5)
Stock-based compensation	3,685.2	—
Balance at June 30, 2008	116,839.8	78,067.3
Acquisition of treasury stock	(1,401.2)	—
Stock-based compensation	3,188.3	—
Balance at June 30, 2009	118,626.9	78,067.3
Acquisition of treasury stock	(4,901.9)	—
Conversion of Class B to Class A	985.3	(985.3)
Stock-based compensation	5,931.3	—
Balance at June 30, 2010	120,641.6	77,082.0

The Company is authorized by the Board of Directors to repurchase up to 88.0 million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of June 30, 2010, the cumulative total of acquired shares pursuant to the authorization was 70.0 million, reducing the remaining authorized share repurchase balance to 18.0 million.

NOTE 16—STOCK PROGRAMS

As of June 30, 2010, the Company has two active equity compensation plans which include the Amended and Restated Fiscal 2002 Share Incentive Plan (the "Fiscal 2002 Plan") and the Non-Employee Director Share Incentive Plan (collectively, the "Plans"). These Plans currently provide for the issuance of 24,767,300 shares of Class A Common Stock, which consist of shares originally provided for and shares transferred to the Fiscal 2002 Plan from other inactive plans and employment agreements, to be granted in the form of stock-based awards to key employees, consultants and non-employee directors of the Company. As of June 30, 2010, approximately 7,798,100 shares of Class A Common Stock were reserved and available to be granted pursuant to these Plans. The Company may satisfy the obligation of its stock-based compensation awards with either new or treasury shares. The Company's equity compensation awards outstanding at June 30, 2010 include stock options, performance share units ("PSU"), restricted stock units ("RSU") and share units.

Total net stock-based compensation expense is attributable to the granting of, and the remaining requisite service periods of, stock options, PSUs, RSUs and share units. Compensation expense attributable to net stock-based compensation for fiscal 2010, 2009 and 2008 was $57.0 million ($38.0 million after tax), $51.5 million ($34.3 million after tax) and $47.2 million ($31.2 million after tax), respectively. As of June 30, 2010, the total unrecognized compensation cost related to nonvested stock-based awards was $36.0 million and the related weighted-average period over which it is expected to be recognized is approximately 1.6 years.

Stock Options

A summary of the Company's stock option programs as of June 30, 2010 and changes during the fiscal year then ended, is presented below:

	Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value[1] (in millions)	Weighted-Average Contractual Life Remaining in Years
(Shares in thousands)				
Outstanding at June 30, 2009	18,914.7	$43.50		
Granted at fair value	2,169.5	34.30		
Exercised	(5,341.4)	38.38		
Expired	(5,608.3)	51.43		
Forfeited	(50.9)	40.88		
Outstanding at June 30, 2010	10,083.6	39.84	$160.3	6.1
Exercisable at June 30, 2010	6,404.0	39.22	$105.7	4.6

(1) The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The exercise period for all stock options generally may not exceed ten years from the date of grant. Stock option grants to individuals generally become exercisable in three substantively equal tranches over a service period of up to four years. The Company attributes the value of option awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The per-share weighted-average grant date fair value of stock options granted during fiscal 2010, 2009 and 2008 was $10.64, $17.30 and $14.36, respectively. The total intrinsic value of stock options exercised during fiscal 2010, 2009 and 2008 was $91.8 million, $24.7 million and $33.2 million, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

YEAR ENDED JUNE 30	**2010**	2009	2008
Weighted-average expected stock-price volatility	**30%**	28%	25%
Weighted-average expected option life	**8 years**	8 years	8 years
Average risk-free interest rate	**3.1%**	3.4%	4.5%
Average dividend yield	**2.0%**	1.2%	1.2%

The Company uses a weighted-average expected stock-price volatility assumption that is a combination of both current and historical implied volatilities of the underlying stock which are obtained from public data sources. For the weighted-average expected option life assumption, the Company considers the exercise behavior of past grants and models the pattern of aggregate exercises. The average risk-free interest rate is based on the U.S. Treasury strip rate for the expected term of the options and the average dividend yield is based on historical experience.

Performance Share Units

During fiscal 2010, the Company granted 165,300 PSUs, which will be settled in stock subject to the achievement of the Company's net sales, net earnings per share and return on invested capital goals for the three fiscal years ending June 30, 2012. Settlement will be made pursuant to a range of opportunities relative to the net sales and diluted net earnings per common share targets of the Company and, as such, the compensation cost of the PSU is subject to adjustment based upon the attainability of these target goals. No settlement will occur for results below the applicable minimum threshold and additional shares shall be issued if performance exceeds the targeted performance goals. Certain PSUs are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the PSU. Other PSUs granted in fiscal 2010 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period. These awards are subject to the provisions of the agreement under which the PSUs are granted. The PSUs were valued at the closing market value of the Company's Class A Common Stock on the date of grant and generally vest at the end of the performance period. Approximately 47,500 shares of Class A Common Stock are anticipated to be issued, relative to the target goals set at the time of issuance, in settlement of the 93,200 PSUs that vested as of June 30, 2010. In September 2009, 31,100 shares of the Company's Class A Common Stock were issued and related accrued dividends were paid, relative to the target goals set at the time of issuance, in settlement of 96,100 PSUs which vested as of June 30, 2009.

The following is a summary of the status of the Company's PSUs as of June 30, 2010 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2009	224.2	$48.57
Granted	165.3	33.42
Vested	(93.2)	42.58
Forfeited	—	—
Nonvested at June 30, 2010	296.3	42.00

Restricted Stock Units

The Company granted approximately 979,800 RSUs during fiscal 2010 which, at the time of grant, were scheduled to vest as follows: 39,800 on July 1, 2010, 487,600 on November 1, 2010, 39,800 on July 2, 2011, 272,600 on October 31, 2011, 39,800 on July 2, 2012 and 100,200 on October 31, 2012, all subject to the continued employment or retirement of the grantees. Certain RSUs granted in fiscal 2010 are accompanied by dividend equivalent rights that will be payable in cash upon settlement of the RSU and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant. Other RSUs granted in fiscal 2010 are not accompanied by dividend equivalent rights and, as such, were valued at the closing market value of the Company's Class A Common Stock on the date of grant less the discounted present value of the dividends expected to be paid on the shares during the vesting period.

The following is a summary of the status of the Company's RSUs as of June 30, 2010 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Nonvested at June 30, 2009	922.5	$48.31
Granted	979.8	33.50
Vested	(558.8)	47.48
Forfeited	(42.6)	39.85
Nonvested at June 30, 2010	1,300.9	37.79

Share Units

The Company grants share units to certain non-employee directors under the Non-Employee Director Share Incentive Plan. The share units are convertible into shares of Class A Common Stock as provided for in that plan. Share units are accompanied by dividend equivalent rights that are converted to additional share units when such dividends are declared. The following is a summary of the status of the Company's share units as of June 30, 2010 and activity during the fiscal year then ended:

	Shares	Weighted-Average Grant Date Fair Value Per Share
(Shares in thousands)		
Outstanding at June 30, 2009	22.6	$38.02
Granted	3.5	46.63
Dividend equivalents	0.3	49.54
Converted	—	—
Outstanding at June 30, 2010	26.4	39.27

Cash Units

Certain non-employee directors defer cash compensation in the form of cash payout share units, which are not subject to the Plans. These share units are classified as liabilities and, as such, their fair value is adjusted to reflect the current market value of the Company's Class A Common Stock. The Company recorded $2.3 million as compensation expense, $0.3 million as compensation income and $0.5 million as compensation expense to reflect additional deferrals and the change in the market value for fiscal 2010, 2009 and 2008, respectively.

NOTE 17—NET EARNINGS ATTRIBUTABLE TO THE ESTĒE LAUDER COMPANIES INC. PER COMMON SHARE

Net earnings attributable to The Estée Lauder Companies Inc. per common share ("basic EPS") is computed by dividing net earnings attributable to The Estée Lauder Companies Inc. by the weighted-average number of common shares outstanding and contingently issuable shares (which satisfy certain conditions). Net earnings attributable to The Estée Lauder Companies Inc. per common share assuming dilution ("diluted EPS") is computed by reflecting potential dilution from stock-based awards.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

YEAR ENDED JUNE 30	**2010**	2009	2008
(In millions, except per share data)			
Numerator:			
Net earnings attributable to The Estée Lauder Companies Inc.	**$478.3**	$218.4	$473.8
Denominator:			
Weighted average common shares outstanding—Basic	**197.7**	196.3	193.9
Effect of dilutive stock options	**2.2**	0.8	2.6
Effect of restricted stock units and performance share units	**0.8**	0.6	0.6
Weighted average common shares outstanding—Diluted	**200.7**	197.7	197.1
Net earnings attributable to The Estée Lauder Companies Inc. per common share:			
Basic	**$2.42**	$1.11	$2.44
Diluted	**2.38**	1.10	2.40

As of June 30, 2010, outstanding stock options that were not included in the computation of diluted EPS because their inclusion would be anti-dilutive were de minimis. As of June 30, 2009 and 2008, outstanding options to purchase 18.7 million and 7.1 million shares, respectively, of Class A Common Stock were not included in the computation of diluted EPS because their inclusion would be anti-dilutive. As of June 30, 2010, 2009 and 2008, 0.3 million, 0.2 million and 0.2 million, respectively, of performance share units have been excluded from the calculation of diluted EPS because the number of shares ultimately issued is contingent on the achievement of certain performance targets of the Company, as discussed in Note 16—Stock Programs.

NOTE 18—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated other comprehensive income ("AOCI") included in the accompanying consolidated balance sheets consist of the following:

YEAR ENDED JUNE 30	**2010**	2009	2008
(In millions)			
Net unrealized investment gains, beginning of year	**$ (0.2)**	$ 0.3	$ 0.8
Unrealized investment gains (losses)	**0.6**	(0.8)	(0.9)
Benefit (provision) for deferred income taxes	**(0.2)**	0.3	0.4
Net unrealized investment gains, end of year	**0.2**	(0.2)	0.3
Net derivative instruments, beginning of year	**1.5**	7.9	8.2
Gain (loss) on derivative instruments	**(0.2)**	16.5	(4.7)
Benefit (provision) for deferred income taxes on derivative instruments	**(0.1)**	(5.8)	1.6
Reclassification to earnings during the year:			
Foreign currency forward and option contracts	**20.3**	(26.1)	4.4
Settled interest rate-related derivatives	**(0.2)**	(0.3)	(0.2)
Benefit (provision) for deferred income taxes on reclassification	**(7.0)**	9.3	(1.4)
Net derivative instruments, end of year	**14.3**	1.5	7.9
Net pension and post-retirement adjustments, beginning of year	**(190.7)**	(108.8)	(67.4)
Changes in plan assets and benefit obligations:			
Net actuarial gains (losses) recognized	**(65.6)**	(138.5)	(38.2)
Net prior service credit (cost) recognized	**2.6**	(0.7)	(34.0)
Translation adjustments	**6.5**	8.7	(0.3)
Amortization of amounts included in net periodic benefit cost:			
Net actuarial (gains) losses	**9.3**	4.1	8.4
Net prior service cost (credit)	**3.1**	3.0	1.0
Net transition asset (obligation)	**—**	—	0.1
Benefit (provision) for deferred income taxes	**17.2**	41.5	21.6
Net pension and post-retirement adjustments, end of year	**(217.6)**	(190.7)	(108.8)
Cumulative translation adjustments, beginning of year	**72.3**	211.4	113.1
Translation adjustments	**(65.5)**	(138.4)	103.7
Benefit (provision) for deferred income taxes	**(0.4)**	(0.7)	(5.4)
Cumulative translation adjustments, end of year	**6.4**	72.3	211.4
Accumulated other comprehensive income (loss)	**$(196.7)**	$(117.1)	$ 110.8

Of the $14.3 million, net of tax, derivative instrument gain recorded in AOCI at June 30, 2010, $8.6 million, net of tax, related to the October 2003 gain from the settlement of the treasury lock agreements upon the issuance of the Company's 5.75% Senior Notes due October 2033, which is being reclassified to earnings as an offset to interest expense over the life of the debt. Also included in the net derivative instrument gain recorded in OCI was $6.3 million in gains, net of tax, related to foreign currency forward and option contracts which the Company will reclassify to earnings during the next twelve months. These gains were partially offset by $0.6 million, net of tax, related to a loss from the settlement of a series of forward-starting interest rate swap agreements upon the issuance of the Company's 6.00% Senior Notes due May 2037, which will be reclassified to earnings as an addition to interest expense over the life of the debt.

Refer to Note 13—Pension, Deferred Compensation and Post-retirement Benefit Plans for the discussion regarding the net pension and post-retirement adjustments.

NOTE 19—STATEMENT OF CASH FLOWS

Supplemental cash flow information for fiscal 2010, 2009 and 2008 is as follows:

	2010	2009	2008
(In millions)			
Cash:			
Cash paid during the year for interest	**$106.0**	$ 77.2	$ 74.1
Cash paid during the year for income taxes	**$265.2**	$230.2	$249.9
Non-cash investing and financing activities:			
Long-term debt issued upon acquisition of business	**$ —**	$ —	$ 23.9
Incremental tax benefit from the exercise of stock options	**$ (21.3)**	$ (7.8)	$ 10.9
Change in liability associated with acquisition of business	**$ 7.0**	$ 5.9	$ 8.3
Capital lease obligations incurred	**$ 22.5**	$ 15.5	$ 9.7
Accrued dividend equivalents	**$ 0.2**	$ 0.1	$ 0.2
Interest rate swap derivative mark to market	**$ 14.2**	$ 13.6	$ 19.5

NOTE 20—SEGMENT DATA AND RELATED INFORMATION

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the manufacturing, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive. Although the Company operates in one business segment, beauty products, management also evaluates performance on a product category basis.

While the Company's results of operations are also reviewed on a consolidated basis, the Chief Executive reviews data segmented on a basis that facilitates comparison to industry statistics. Accordingly, net sales, depreciation and amortization, and operating income are available with respect to the manufacture and distribution of skin care, makeup, fragrance, hair care and other products. These product categories meet the definition of operating segments and, accordingly, additional financial data are provided below. The "other" segment includes the sales and related results of ancillary products and services that do not fit the definition of skin care, makeup, fragrance and hair care.

Product category performance is measured based upon net sales before returns associated with restructuring activities, and earnings before income taxes, net interest expense, interest expense on debt extinguishment and total charges associated with restructuring activities. Returns and charges associated with restructuring activities are not allocated to the product categories because they result from activities that are deemed a company-wide program to redesign the Company's organizational structure. The accounting policies for the Company's reportable segments are the same as those described in the summary of significant accounting policies, except for depreciation and amortization charges, which are allocated, primarily, based upon net sales. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced for the Chief Executive or included herein.

YEAR ENDED JUNE 30	2010	2009	2008
(In millions)			
PRODUCT CATEGORY DATA			
Net Sales:			
Skin Care	**$3,227.1**	$2,886.0	$2,996.8
Makeup	**2,978.2**	2,830.9	3,000.4
Fragrance	**1,136.9**	1,150.9	1,432.0
Hair Care	**413.9**	402.4	427.1
Other	**55.4**	61.7	54.5
	7,811.5	7,331.9	7,910.8
Returns associated with restructuring activities	**(15.7)**	(8.1)	—
	$7,795.8	$7,323.8	$7,910.8
Depreciation and Amortization:			
Skin Care	**$ 104.4**	$ 93.8	$ 88.5
Makeup	**110.3**	100.0	94.6
Fragrance	**37.2**	38.6	45.2
Hair Care	**10.8**	19.1	20.3
Other	**1.0**	2.5	2.1
	$ 263.7	$ 254.0	$ 250.7
Goodwill, Other Intangible Asset and Long-Lived Asset Impairments:			
Skin Care	**$ 11.0**	$ 36.4	$ —
Makeup	**1.0**	4.1	14.0
Fragrance	**0.5**	12.8	—
Hair Care	**35.9**	9.4	—
Other	**—**	0.4	—
	$ 48.4	$ 63.1	$ 14.0
Operating Income (Loss) before total charges associated with restructuring activities:			
Skin Care	**$ 434.3**	$ 294.1	$ 405.6
Makeup	**416.8**	279.8	359.4
Fragrance	**26.3**	(60.8)	36.2
Hair Care	**(6.2)**	1.1	11.5
Other	**3.4**	(4.1)	(1.6)
	874.6	510.1	811.1
Reconciliation:			
Total charges associated with restructuring activities[1]	**(84.7)**	(91.7)	(0.4)
Interest expense, net	**(74.3)**	(75.7)	(66.8)
Interest expense on debt extinguishment	**(27.3)**	—	—
Earnings before income taxes	**$ 688.3**	$ 342.7	$ 743.9

(1) Includes $8.8 million of impairment charges related to the reformulation of Ojon brand products.

YEAR ENDED OR AT JUNE 30	**2010**	2009	2008
(In millions)			
GEOGRAPHIC DATA			
Net Sales:			
The Americas	**$3,442.1**	$3,421.2	$3,711.5
Europe, the Middle East & Africa	**2,859.3**	2,611.3	3,006.7
Asia/Pacific	**1,510.1**	1,299.4	1,192.6
	7,811.5	7,331.9	7,910.8
Returns associated with restructuring activities	**(15.7)**	(8.1)	–
	$7,795.8	$7,323.8	$7,910.8
Operating Income (Loss):			
The Americas	**$ 161.5**	$ 115.2	$ 228.3
Europe, the Middle East & Africa	**500.8**	229.7	433.1
Asia/Pacific	**212.3**	165.2	149.7
	874.6	510.1	811.1
Total charges associated with restructuring activities	**(84.7)**	(91.7)	(0.4)
	$ 789.9	$ 418.4	$ 810.7
Total Assets:			
The Americas	**$3,237.3**	$3,261.4	$2,931.0
Europe, the Middle East & Africa	**1,600.0**	1,497.2	1,672.0
Asia/Pacific	**498.3**	418.0	408.2
	$5,335.6	$5,176.6	$5,011.2
Long-Lived Assets (property, plant and equipment, net):			
The Americas	**$ 702.6**	$ 682.2	$ 670.8
Europe, the Middle East & Africa	**258.3**	291.1	312.3
Asia/Pacific	**62.7**	53.4	60.0
	$1,023.6	$1,026.7	$1,043.1

The Company is domiciled in the United States. Net sales in the United States in fiscal 2010, 2009 and 2008 were $2,992.7 million, $3,020.4 million and $3,276.2 million, respectively. The Company's long-lived assets in the United States at June 30, 2010, 2009 and 2008 were $630.1 million, $612.3 million and $597.8 million, respectively.

NOTE 21—UNAUDITED QUARTERLY FINANCIAL DATA

The following summarizes the unaudited quarterly operating results of the Company for the years ended June 30, 2010 and 2009:

	Quarter Ended				
	September 30[1]	December 31[2]	March 31[3]	June 30[4]	Total Year
(In millions, except per share data)					
Fiscal 2010					
Net Sales	$1,833.4	$2,262.3	$1,860.0	$1,840.1	$7,795.8
Gross Profit	1,388.3	1,736.9	1,415.4	1,425.8	5,966.4
Operating Income	220.4	399.6	126.3	43.6	789.9
Net Earnings Attributable to The Estée Lauder Companies Inc.	140.7	256.2	57.5	23.9	478.3
Net earnings attributable to The Estée Lauder Companies Inc. per common share:					
Basic	.72	1.30	.29	.12	2.42
Diluted	.71	1.28	.28	.12	2.38
Fiscal 2009					
Net Sales	$1,903.5	$2,041.0	$1,696.5	$1,682.8	$7,323.8
Gross Profit	1,403.4	1,533.0	1,250.1	1,255.7	5,442.2
Operating Income (loss)	92.5	270.3	70.3	(14.7)	418.4
Net Earnings (loss) Attributable to The Estée Lauder Companies Inc.	51.1	158.0	27.2	(17.9)	218.4
Net earnings (loss) attributable to The Estée Lauder Companies Inc. per common share:					
Basic	.26	.80	.14	(.09)	1.11
Diluted	.26	.80	.14	(.09)	1.10

(1) Fiscal 2010 first quarter results include charges associated with restructuring activities of $42.3 million ($27.3 million after tax, or $.14 per diluted common share).

(2) Fiscal 2010 second quarter results include charges associated with restructuring activities of $0.3 million and goodwill and other intangible asset impairment charges of $45.6 million ($29.7 million after tax, or $.14 per diluted common share).

(3) Fiscal 2010 third quarter results include charges associated with restructuring activities of $16.5 million ($11.4 after tax, or $.06 per diluted common share). Fiscal 2009 third quarter results include other intangible asset impairment charges of $14.6 million ($13.8 million after tax, or $.07 per diluted common share) and restructuring and other special charges of $6.2 million ($4.2 million after tax, or $.02 per diluted common share).

(4) Fiscal 2010 fourth quarter results include charges associated with restructuring activities of $25.6 million ($16.8 million after tax, or $.08 per diluted common share), other intangible asset and long-lived asset impairment charges of $2.8 million ($1.8 million after tax, or $.01 per diluted common share), and interest expense on debt extinguishment of $27.3 million ($17.5 million after tax, or $.09 per diluted common share). Fiscal 2009 fourth quarter results include charges associated with restructuring activities of $85.1 million ($57.2 million after tax, or $.29 per diluted common share), goodwill, other intangible asset and long-lived asset impairment charges of $48.5 million ($32.1 million after tax, or $.16 per diluted common share), and certain out-of-period adjustments of $9.6 million ($3.9 million after tax, or $.02 per diluted common share).

NOTE 22—SUBSEQUENT EVENT

On July 1, 2010, the Company acquired Smashbox Beauty Cosmetics, a privately held, photo studio inspired prestige cosmetics company based in Los Angeles.

Management of The Estée Lauder Companies Inc. (including its subsidiaries) (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of June 30, 2010, the Company's internal control over financial reporting was effective.



Fabrizio Freda
President and Chief Executive Officer



Richard W. Kunes
Executive Vice President and Chief Financial Officer

August 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited The Estée Lauder Companies Inc.'s ("the Company") internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Estée Lauder Companies Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Estee Lauder Companies Inc. and subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of earnings, equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2010, and our report dated August 19, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
August 19, 2010

The Board of Directors and Stockholders
The Estée Lauder Companies Inc.:

We have audited the accompanying consolidated balance sheets of The Estée Lauder Companies Inc. and subsidiaries ("the Company") as of June 30, 2010 and 2009, and the related consolidated statements of earnings, equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Estée Lauder Companies Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Estée Lauder Companies Inc.'s internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 19, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in the notes to the consolidated financial statements, the Company changed its methods of accounting for business combinations and non-controlling interests in fiscal 2010. The Company changed its method of accounting for uncertainty in income taxes in fiscal 2008.

KPMG LLP

New York, New York
August 19, 2010

Company Headquarters

The Estée Lauder Companies Inc.
767 Fifth Avenue, New York, New York 10153
212-572-4200

Stockholder Information

Stockholders may access Company information, including a summary of the latest financial results, 24 hours a day, by dialing our toll-free information line, 800-308-2334. News releases issued in the last 12 months are available online at *www.elcompanies.com.*

Investor Inquiries

We welcome inquiries from investors, securities analysts and other members of the professional financial community. Please contact the Investor Relations Department in writing at the Company's headquarters or by telephone at 212-572-4384.

Annual Report on Form 10-K

If you would like a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, please call the toll-free information line, 800-308-2334, or write to the Investor Relations Department at the Company's headquarters. Our 10-K is also available on our website at *www.elcompanies.com* as well as on the Securities and Exchange Commission website at *www.sec.gov.* The most recent certifications by our President and Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Common Stock Information

The Class A Common Stock of The Estée Lauder Companies Inc. is listed on the New York Stock Exchange with the symbol EL.

Fiscal 2010	Market Price of Common Stock		
Quarter Ended	High	Low	Close
September 30	$38.21	$30.00	$37.08
December 31	50.57	35.60	48.36
March 31	65.75	47.65	64.87
June 30	71.29	54.17	55.73

Dividends

Dividends on the common stock are expected to be paid annually following the declaration by the Board of Directors. The last annual dividend was $.55 per share and was paid in December 2009.

Annual Meeting

The Company's Annual Meeting of Stockholders will be held on Tuesday, November 9, 2010, at 10:00 a.m. at:
Jumeirah Essex House
160 Central Park South
New York, New York 10019

Attendance at the Annual Meeting will require an admission ticket.

Stockholder Services

BNY Mellon Shareowner Services is the Company's transfer agent and registrar. Please contact BNY Mellon directly with all inquiries and requests to:

- Change the name, address, or ownership of stock;
- Replace lost certificates or dividend checks;
- Obtain information about dividend reinvestment, direct stock purchase or direct deposit of dividends.

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-860-6295
www.bnymellon.com/shareowner/isd

Corporate Responsibility Report

At The Estée Lauder Companies, our continued success relies on our mission of "Bringing the Best to Everyone We Touch and Being the Best in Everything We Do." This philosophy guides our efforts in preserving our natural resources and caring for our employees and the communities where we work.

We invite you to learn more about our Company's and our brands' commitment to corporate responsibility at: *www.elcompanies.com/corporateresponsibility.*

Performance Graphs

The following graphs compare the cumulative five- and fifteen-year total stockholder return (stock price appreciation plus dividends) on the Company's Class A Common Stock with the cumulative total return of the S&P 500 Index and a market weighted index of a publicly traded peer group. The returns are calculated by assuming an investment of $100 in the Class A Common Stock and in each index on June 30, 2005 for the five-year graph, and November 16, 1995 (the Company's initial public offering date) for the fifteen-year graph. The publicly traded companies included in the peer group are: Avon Products, Inc., Beiersdorf AG, L'Oreal S.A., LVMH Moët Hennessy Louis Vuitton S.A., The Procter & Gamble Company and Shiseido Company, Ltd.

Cumulative five-year total stockholder return


$200
150
100
50
0
June 2005
June 2006
June 2007
June 2008
June 2009
June 2010
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Cumulative fifteen-year total stockholder return


$500
450
400
350
300
250
200
150
100
50
0
Nov 1995
June 1996
June 1997
June 1998
June 1999
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
June 2007
June 2008
June 2009
June 2010
The Estée Lauder Companies Inc.
S&P 500
Peer Group

Trademarks

The Estée Lauder Companies Inc. and its subsidiaries own numerous trademarks. Those appearing in the text in this report include: 3-Step Skin Care System, A Perfect World, Advanced Night Repair, American Beauty, Aramis, Aramis Classic, Aveda, Bb. Mending, Bb. Quenching, Beautiful, BeautyBank, Bobbi Brown, Bumble and bumble, Calyx, Clinique, Control Force, Crème de la Mer, Darphin, Estée Lauder, Estée Lauder *pleasures,* Euristocrats, Even Better Clinical, Eyeliplex-2, Flirt!, Flirt! It Curl, GinZing, GoodSkin Labs, Grassroots Research Labs, Hydraskin Essential, Jo Malone, La Mer, Lab Series Skincare for Men, Let's Play Makeover, M·A·C, M·A·C AIDS Fund, Max LS, Nutritious, Ojon, Origins, Origins Natural Resources, Photo Finish, Powered by Nature. Proven by Science, Prescriptives, Pretty Powerful, Pure Color, Re-Nutriv, Serum de La Mer, Smashbox, Smooth Infusion, Starting Over, Stimulskin Plus, The Regenerating Serum, Tri-Aktiline, Ultimate Diamond, Vitamin C Power Brightening, Viva Glam, Wear and Care and Youthtopia.

Coach and Coach Legacy are registered trademarks of Coach Services Inc. Daisy Fuentes, Dianoche, Dianoche Love and Dianoche Passion are licensed trademarks from DAFU Licensing Inc. Donna Karan, Donna Karan Cashmere Mist, DKNY, DKNY Be Delicious, DKNY Be Delicious Art, DKNY Be Delicious Fresh Blossom and pureDKNY are all licensed trademarks from Donna Karan Studio. Farrow & Ball is a registered trademark of Farrow & Ball Holdings Ltd. Kiton and Kiton Black are licensed trademarks from Ciro Paone S.p.A. Michael Kors and Very Hollywood Michael Kors are licensed trademarks from Michael Kors L.L.C. Missoni and Missoni acqua are licensed trademarks from Missoni S.p.A. Sean John, Unforgivable, Unforgivable Woman and I Am King are licensed trademarks from Christian Casey LLC. Tom Ford, Tom Ford Black Orchid, Tom Ford Private Blend Collection, Tom Ford for Men, Tom Ford White Patchouli, Tom Ford White Musk Collection, Tom Ford Grey Vetiver and Tom Ford Private Blend Lip Color Collection are licensed trademarks from 001 Corporation. Tommy Hilfiger, tommy, tommy girl and Hilfiger Men and Women colognes are licensed trademarks from Tommy Hilfiger Licensing LLC.

THE ESTĒE LAUDER COMPANIES INC. 2010 ANNUAL REPORT ENVIRONMENTAL FIGURES

The Estée Lauder Companies Inc. 2010 Annual Report is printed on paper which is made with certified renewable electricity and is FSC™ Certified, ensuring all papers meet the mark of responsible forestry. Paper used in the financial section is made with 100% post consumer recycled fiber (PCRF), Green Seal™ Certified and Carbon Neutral Plus, all of which ensure a reduction in carbon emissions and a commitment to conserve the environment.

The coated section of the annual report is Elemental Chlorine Free, (ECF), a technique that uses chlorine dioxide for the bleaching of wood pulp. It does not use elemental chlorine gas during the bleaching process and prevents the formation of dioxin. The paper made with 100% post consumer recycled fiber (PCRF) is Processed Chlorine Free (PCF), recycled paper in which the recycled content is unbleached or bleached without chlorine or chlorine derivatives.

Combined savings from using 11,200 lbs of paper made with 100% post consumer recycled fiber (PCRF) and 14,947 lbs of paper made with 20% post consumer recycled fiber (PCRF):

45,433 lbs wood	A total of 145 trees that supply enough oxygen for 72 people annually.
29 trees saved	Post consumer recovered fiber (PCRF) displaces wood fiber with savings translated as trees. (Trees - the number of typical trees assumes a mix of hardwoods and softwoods 6-8" in diameterand 40' tall.)
66,344 gal water	Enough water to take 3,857 eight-minute showers.
10,731 gal	Waste Water Reduction - PCRF content eliminates wastewater needed to process equivalent virgin fiber. (Swimming pools - 1 Olympic-sized swimming pool holds 660,430 gallons.)
1,776 lbs	Solid Waste Reduction - PCRF content eliminates solid waste generated by producing an equivalent amount of virgin fiber through the pulp and paper manufacturing process. (Garbage trucks - 1 fully-loaded garbage truck weighs an average of 28,000 lbs.)
4,028 lbs	Solid waste trash thrown away by 876 people in a single day.
20.4 million BTUs energy saved	PCRF content displaces energy used to process equivalent virgin fiber. (Homes per year - The average US household uses 91 million BTUs of energy in a year.)
46 min BTUs energy	Enough energy to power an average American household for 184 days.
13,775 lbs emissions	Carbon sequestered by 160 tree seedlings grown for 10 years.

Combined savings from paper made with 100% renewable energy saves:

10,304 lbs of CO2, SO2 and NOx	Combined amount of CO2, SO2, and NOx not emitted.
13,449.92 lbs of CO2 (1.2 cars/year)	Greenhouse Gas Reduction - PCRF content reduces greenhouse gas emissions (measured in CO2 equivalents) that would be generated by equivalent virgin fiber production. Purchasing green power significantly reduces greenhouse gas emissions as well. (Cars per year - the average car emits 11,013 pounds of CO2 in a year.)

Savings of these greenhouse gas emissions are equivalent to:

5,530.38 kilo-watt hours saved	Number of kilo-watt hours of electricity offset by purchase of renewable energy.
672 hours	Total continuous electricity used by a single-family home.
3,136 lbs	Amount of waste recycled instead of landfilled.


FSC
MIX
Paper
FSC® C020268

Sandy Alexander Inc., an ISO 14001:2004 certified printer with Forest Stewardship Council (FSC) Chain of Custody Certification printed this report with the use of 100% certified renewable wind power sources which benefit the environment by preventing emissions of greenhouse gases.

Savings derived from printing using wind-generated electrity:
4,451 lbs. of CO2 not emitted.

This amount of wind generated electricity is equivalent to:
3,862 miles not driven in an automobile or 302 trees being planted.


Sandy Alexander
100% wind energy

BRINGING
THE BEST TO
EVERYONE
WE TOUCH

The Estée Lauder Companies Inc.
767 Fifth Avenue New York, New York 10153